As filed with the Securities and Exchange Commission on January 29, 2004

Registration No. 333-109806

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Renovis, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	94-3353740
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

Two Corporate Drive

South San Francisco, California 94080

(650) 266-1400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corey S. Goodman, Ph.D.

President and Chief Executive Officer

Renovis, Inc.

Two Corporate Drive

South San Francisco, California 94080

(650) 266-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025-1105 (650) 328-4600	Scott D. Miller, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303-3308 (650) 461-5600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion.  Dated January 29, 2004.

5,500,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Renovis, Inc. All of the 5,500,000 shares of common stock are being sold by Renovis.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00. Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol “RNVS”.

See “ Risk Factors” on page 7 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Renovis	$	$

To the extent that the underwriters sell more than 5,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 825,000 shares from Renovis at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2004.

Goldman, Sachs & Co.

CIBC World Markets

Piper Jaffray

SG Cowen

Prospectus dated             , 2004.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Renovis, Inc.

We are a biopharmaceutical company developing drugs to treat neurological diseases and disorders. We are currently pursuing eight distinct programs, including three product candidates in clinical development. Our most advanced product candidate is Cerovive®, an intravenous drug for acute ischemic stroke. Cerovive is being evaluated in a Phase III clinical trial program that is planned to involve approximately 4,000 patients by our exclusive licensee, AstraZeneca. We are also independently developing two product candidates for the treatment of pain: REN-1654, an oral drug for neuropathic pain in Phase II clinical trials, and REN-213, an intravenous drug for acute post-operative pain in a Phase II clinical trial. Our research and development programs currently focus on major medical needs in the areas of pain, trauma and stroke, as well as neurodegenerative diseases. Our goal is to file one investigational new drug application (IND) with the U.S. Food and Drug Administration (FDA) in 2004 and another in 2005.

Products in Clinical Development

•  Cerovive is in Phase III clinical trials for the treatment of acute ischemic stroke.

Cerovive works as a “neuroprotectant” to protect brain cells from damage triggered by a stroke. Stroke is the third leading cause of death in North America and Western Europe and the most common cause of adult long-term disability. More than two million strokes occur each year in the world’s major industrialized countries, about 700,000 of which occur in the United States. However, the leading drug to treat stroke must be administered within three hours of the onset of symptoms and requires that the patient first receive a CT scan to be administered safely. As a result, it is administered to only approximately 3% to 5% of stroke victims. We believe a drug capable of reducing stroke-related disability that can be administered six hours after stroke without significant safety concerns would be used to treat a substantially broader population of stroke victims.

In May 2003, AstraZeneca commenced two Phase III trials to test Cerovive versus a placebo. The first trial is being conducted in Europe, Australia, South Africa and Asia and is planned to include more than 1,500 subjects. The second trial is being conducted in the United States, Canada and South America and is also planned to include more than 1,500 subjects. A global safety study is planned to include approximately 600 patients with acute hemorrhagic stroke. AstraZeneca has announced a goal to submit applications for regulatory approval of Cerovive in 2006.

We believe that Cerovive enters Phase III clinical trials with strong preclinical and clinical data on safety and efficacy. Based on published data, we believe Cerovive is the only drug that has met the Stroke Therapy Academic Industry Roundtable criteria (the STAIR criteria), a stringent set of preclinical criteria designed to guide the successful development of neuroprotectant drugs. In addition, Cerovive is the only drug in clinical trials that has been shown to substantially decrease both motor and cognitive disability in primates when given four hours after stroke. To date, a total of ten Phase I and Phase II clinical trials have been performed with Cerovive.

•  REN-1654 is in Phase II clinical trials for the treatment of neuropathic pain. REN-1654 is an oral drug that we are evaluating in Phase II clinical trials for the treatment of certain types of neuropathic pain. A total of approximately 26 million people worldwide suffer each year from some form of neuropathic pain. Conventional pain relievers are typically ineffective in treating this condition. REN-1654 has been shown to decrease inflammatory signaling that we believe plays a significant role in the damage of nerve cells underlying certain forms of neuropathic pain.

Based on the results of ten previous safety trials, we initiated a Phase II clinical program with REN-1654 in October 2003. We plan to conduct five Phase II and Phase III trials over the next three years. We hold exclusive worldwide rights to patents covering REN-1654 and its uses.

•  REN-213 is in a Phase II clinical trial for the treatment of acute post-operative pain.

REN-213 is an intravenous formulation, the use of which is patented, of two marketed, off-patent drugs: nalbuphine, used for pain during labor and delivery, and naloxone, used to treat opiate overdose. Morphine and related narcotic opiates are presently the standard-of-care for acute post-operative pain, but they have serious side effects including constipation, respiratory depression, nausea, itching and confusion. These side effects can delay recovery and hospital release. In investigator-initiated studies designed to measure the effectiveness of REN-213 against acute post-operative pain, human patients treated with REN-213 reported pain relief comparable to morphine and did not report serious side effects. There are more than 31 million surgeries performed in the United States each year that require drugs for post-operative pain. If successfully developed and marketed, we believe that REN-213 has the potential to capture a significant share of this market.

REN-213 is currently in a Phase II clinical trial. We plan to commence additional Phase II trials during the first quarter of 2004. REN-213 was tested in human clinical studies involving more than 370 patients who had undergone major dental surgery. Based on consultations with the FDA, we plan to conduct a total of eight Phase II and Phase III trials to determine the safety and effectiveness of REN-213 in patients suffering from acute post-operative pain following multiple types of surgery. The entire clinical program is planned to involve a relatively low number of patients due to the nature of acute post-operative pain and the history of usage of the components of REN-213 in humans. If these trials are successful, we believe that the clinical program for REN-213 can be completed by 2006. We hold exclusive worldwide license rights to a patent and pending patent applications covering REN-213.

Research

Our research is focused on developing new drugs to treat neurological diseases and disorders. Drugs that target central nervous system diseases and disorders represent the second largest sector of the worldwide drug market, accounting for more than $55 billion in worldwide drug sales in 2002. Within neurological diseases and disorders, our research is currently focused in three therapeutic areas: pain, trauma and stroke, as well as neurodegenerative diseases. Our neurobiology expertise includes broad capabilities in assay development, screening, lead optimization and target identification and validation. Our medicinal chemistry expertise includes the use of state-of-the-art technologies to turn initial promising compounds identified by our neuroscientists into drug candidates. As of January 1, 2004, we employed 26 Ph.D.s and M.D.s.

Our Strategy

Our goal is to become the leading biopharmaceutical company focused on discovering, developing and commercializing drugs to treat neurological diseases and disorders. The key elements of our current strategy for achieving this goal are to:

•	build a balanced portfolio of product candidates based on neurological diseases and disorders;

•	independently pursue significant market opportunities in indications that can be tested in clinical trials that involve clear patient outcomes and short periods of patient follow-up, such as acute post-operative pain;

•	establish selective corporate collaborations to assist in the development and commercialization of our products while retaining significant commercial rights; and

•	develop a specialized U.S. sales and marketing organization to commercialize our lead products in pain.

Risks

Our business is subject to a number of risks, which you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors”. All of our product candidates, including Cerovive, REN-1654 and REN-213, are in clinical or earlier stages of development. Accordingly, we have not received regulatory approval for, or received commercial revenues from, any of our product candidates. It is possible that we may never successfully commercialize any of our product candidates. As of September 30, 2003, we had incurred $71.0 million in net losses since inception. We expect to continue to incur increasing losses over the next several years, and we may never become profitable.

Company Information

We were incorporated in Delaware in January 2000 as Renovis Neuroscience, Inc. and changed our name to Renovis, Inc. in June 2000. Our principal executive offices are located at Two Corporate Drive, South San Francisco, California 94080, and our telephone number is (650) 266-1400. Our website address is www.renovis.com. Information contained in our website is not a part of this prospectus. References in this prospectus to “we”, “us” and “our” refer to Renovis, Inc.

“RENOVIS” is our registered trademark. Cerovive is a registered trademark of AstraZeneca. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered	5,500,000 shares

Common stock to be outstanding after this offering	23,632,290 shares

Use of proceeds	For general corporate purposes, including clinical trials, research and development expenses, general and administrative expenses, manufacturing expenses and potential acquisitions of companies, products and technologies that complement our business. See “Use of Proceeds”.

Proposed Nasdaq National Market symbol	RNVS

The number of shares of common stock to be outstanding after this offering is based on 1,709,422 shares of common stock outstanding as of September 30, 2003 and also reflects the automatic conversion of preferred stock into 16,208,583 shares of common stock and 214,285 shares that we will issue in our private sale to Genentech, Inc. assuming an initial public offering price of $14.00 per share. This number does not include, as of September 30, 2003:

•	1,795,570 shares of common stock issuable upon exercise of options outstanding, at a weighted average exercise price of $2.54 per share; and

•	57,222 shares of common stock issuable upon exercise of warrants outstanding, at a weighted average exercise price of $7.69 per share; and

•	124,498 shares of common stock reserved for issuance under our 2003 Equity Incentive Plan and our 2000 Equity Incentive Plan.

Subject to the completion of this offering, we have reserved an additional 944,444 shares of common stock for issuance under our 2003 Stock Plan and our Employee Stock Purchase Plan.

Except as otherwise indicated, all information in this prospectus:

•	gives effect to our certificate of incorporation which we will file immediately prior to the closing of this offering;

•	gives effect to a 1-for-4.5 reverse stock split;

•	gives effect to the automatic conversion of all outstanding shares of preferred stock into 16,208,583 shares of common stock upon the closing of this offering; and

•	assumes no exercise by the underwriters of their option to purchase 825,000 additional shares from Renovis in this offering.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. The summary financial data for the period from January 5, 2000 (inception) to December 31, 2000 and for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003 are derived from our audited financial statements included in this prospectus. We have also included data from our unaudited financial statements for the nine months ended September 30, 2002. You should read this data together with our financial statements and related notes and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Period from inception (January 5, 2000) to December 31, 2000	Years ended December 31,		Nine months ended September 30,		Period from Inception (January 5, 2000) to September 30, 2003
		2001	2002	2002	2003
				(unaudited)
	(in thousands, except share and per share data)
Contract revenues	$—	$—	$—	$—	$4,500	$4,500
Operating expenses:
Research and development	2,318	7,536	10,944	7,900	12,587	33,385
General and administrative	1,790	3,798	5,266	3,397	4,594	15,448
Amortization of employee stock-based compensation	—	—	—	—	644	644
Acquired in-process research and development	—	—	8,882	—	17,305	26,187

Total operating expenses	4,108	11,334	25,092	11,297	35,130	75,664

Loss from operations	(4,108)	(11,334)	(25,092)	(11,297)	(30,630)	(71,164)
Interest income	375	326	573	454	238	1,512
Interest expense	—	(351)	(558)	(463)	(389)	(1,298)

Net loss	(3,733)	(11,359)	(25,077)	(11,306)	(30,781)	(70,950)
Deemed dividend upon issuance of Series E convertible preferred stock	—	—	—	—	(43,393)	(43,393)

Net loss attributable to common stockholders	$(3,733)	$(11,359)	$(25,077)	$(11,306)	$(74,174)	$(114,343)

Basic and diluted net loss per share applicable to common stockholders	$(8.93)	$(14.56)	$(23.56)	$(10.55)	$(66.10)

Shares used to compute basic and diluted net loss per share	418,101	780,295	1,064,489	1,071,839	1,122,211

Pro forma basic and diluted net loss per share applicable to common stockholders (unaudited)			$(3.99)		$(7.54)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			6,280,823		9,831,419

	As of September 30, 2003
	Actual	Pro Forma As Adjusted
		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$50,623	$123,581
Working capital(1)	45,527	118,485
Total assets	61,238	134,196
Loan payable, net of current portion	846	846
Convertible preferred stock	123,266	—
Deficit accumulated during the development stage	(70,950)	(70,950)
Total stockholders’ equity (net capital deficiency)	(68,935)	127,289

The table above presents summary balance sheet data on an actual basis and on a pro forma as adjusted basis. The pro forma as adjusted numbers reflect the conversion of all of our preferred stock into an aggregate of 16,208,583 shares of our common stock immediately prior to the closing of this offering, the sale of 5,500,000 shares of our common stock at an assumed initial public offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and our sale of shares of common stock to Genentech for cash proceeds of $3 million, which, at a purchase price equal to the assumed initial public offering price of $14.00 per share, would result in the issuance of 214,285 shares.

(1)	Represents current assets less current liabilities.

RISK FACTORS

An investment in our common stock is very risky. You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and growth prospects could be adversely affected. In this case, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related to Our Company

Clinical trials may fail to demonstrate the safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval.

Any failure or substantial delay in completing clinical trials for our product candidates, including Cerovive®, REN-1654 and REN-213, may severely harm our business. Before obtaining regulatory approval for the sale of any of our potential products or potential products of our current and future strategic partners and licensees, we and our strategic partners or licensees must subject these product candidates to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. The success of this preclinical and clinical testing is critical to achieving our product development goals.

Our licensee, AstraZeneca, is currently conducting Phase III clinical trials to test Cerovive for efficacy in stroke patients. The Cerovive Phase III clinical trials were designed to include several interim analyses. At each interim analysis, an independent data and safety monitoring board will review patient data to evaluate the safety or efficacy of Cerovive. At such time, a decision can be made to either stop or continue the Phase III clinical trials. If the Cerovive trials are significantly delayed or fail to demonstrate that Cerovive is safe and effective for stroke patients, our business and reputation would be harmed and our stock price would be negatively affected.

Clinical trials are expensive, time-consuming and typically take years to complete. In connection with clinical trials, we face the risks that:

•	a product candidate may not prove to be efficacious;

•	we may discover that a product candidate may cause harmful side effects;

•	patients can die or suffer other adverse medical effects for reasons that may not be related to the product candidate being tested;

•	the results may not confirm the positive results of earlier trials; and

•	the results may not meet the level of statistical significance required by the FDA or other regulatory agencies.

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late stage clinical trials even after achieving promising results in early stage development. The results from the Phase II clinical trials for Cerovive may not be predictive of results obtained in the Phase III clinical trials, the results from the Phase I and IIa clinical trials for REN-1654 may not be predictive of results obtained in the Phase IIb clinical trials, and the results from the Phase I studies of REN-213 may not be predictive of the results obtained in the Phase II clinical trial.

Failure to enroll patients for clinical trials may cause delays in developing our product candidates.

We may encounter delays or rejections if we, our strategic partners or licensees are unable to enroll enough patients to complete clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the trial. While we have not experienced, and are not currently experiencing, delays in patient enrollment in our clinical trials, any such delays in planned patient enrollment in the future may result in increased costs and delays, which could harm our ability to develop products. The Phase III clinical trials for Cerovive require that patients be enrolled at clinical sites within six hours of having a stroke. If AstraZeneca is unable to enroll patients within such time limits, AstraZeneca may not be able to complete the clinical trials as planned or at all.

The independent clinical investigators and contract research organizations that we and our strategic partners or licensees rely upon to conduct clinical trials may not be diligent, careful or timely, and may make mistakes in the conduct of our trials.

We depend on independent clinical investigators and contract research organizations (CROs) to conduct our clinical trials under their agreements with us or, in the case of Cerovive, with AstraZeneca. We are not employing these investigators, and we cannot control the amount or timing of resources that they devote to our programs. Our contracts with these investigators involve fixed fees. If the costs of performing the clinical trials exceed estimates, these investigators may fail to devote sufficient time and resources to our drug development programs, fail to enroll patients as rapidly as expected, or otherwise fail to perform in a satisfactory manner, regulatory approval and our introductions of new products will be delayed. We contract with CROs for execution of our clinical trials for our product candidates other than Cerovive. Failure of the CROs to meet their obligations could adversely affect clinical development of our product candidates. Moreover, these independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with us. If independent investigators and CROs assist our competitors, it could harm our competitive position.

We depend on our licensee, AstraZeneca, for the completion of the Cerovive clinical program and for the commercialization of Cerovive.

Under our exclusive license agreement with AstraZeneca, AstraZeneca is responsible for all aspects of clinical development of Cerovive. If Cerovive receives regulatory approval, AstraZeneca will be responsible for marketing and sales of the commercial product. Because AstraZeneca is responsible for these functions, we have no control over the development schedule or, if Cerovive receives regulatory approval, the marketing plan for Cerovive. If the clinical trials for Cerovive are not successful, Cerovive will not be commercialized. Moreover, if AstraZeneca elects to terminate the clinical program for Cerovive, the rights to develop and market Cerovive will revert to us. If these rights revert to us, we will have to fund the clinical programs for Cerovive on our own, seek a strategic partner or licensee for clinical development or abandon Cerovive.

Our reliance on AstraZeneca poses a number of risks, including the following:

•	AstraZeneca has discretion to elect whether to pursue the development of Cerovive or to abandon the clinical program at any time;

•	we cannot control whether AstraZeneca will devote sufficient resources to the clinical program and, if Cerovive is approved by the FDA or other regulatory agencies, the marketing plan for the commercial drug product;

•	although we have no history of royalty payment disputes, even if Cerovive is approved and commercialized, disputes may arise in the future with respect to the calculation of royalty payments based on net sales related to Cerovive; and

•	if AstraZeneca perceives that the market opportunity for Cerovive or its profit margin from the sale of Cerovive is too small to justify commercialization, the interests and motivations of AstraZeneca may not be, or may not remain, aligned with those of Renovis.

If any of these risks materialize, it could delay the development schedule for Cerovive and impair its commercialization.

If we or our strategic partners or licensees fail to obtain U.S. regulatory approvals for product candidates under development, including our lead product candidate, Cerovive, and product candidates REN-1654 and REN-213, we will not be able to generate revenue in the U.S. market from the commercialization of product candidates.

We must receive FDA approval for each of our product candidates before we can commercialize or sell that product candidate in the United States, and AstraZeneca, our licensee for Cerovive, must receive regulatory approval for Cerovive and commercialize or sell Cerovive before we will receive royalties. The FDA can limit or deny their approval for many reasons, including:

•	a product candidate may be found to be unsafe or ineffective;

•	regulators may interpret data from preclinical testing and clinical trials differently and less favorably than the way we interpret it;

•	regulators may not approve the manufacturing processes or facilities that we use; and

•	regulators may change their approval policies or adopt new regulations.

Failure to obtain FDA approval or any delay or setback in obtaining such approval could:

•	adversely affect our ability to market any drugs we develop independently or with strategic partners or licensees;

•	impose additional costs and diminish any competitive advantages that we may attain; and

•	adversely affect our ability to generate royalties or product revenues.

Any such failures or delays in the regulatory approval process for any of our product candidates would delay or diminish our receipt of product revenues, if any, and would materially adversely affect our business, financial condition and results of operations.

Even if we obtain FDA approval, our product candidate may not be approved for all indications that we request, which could limit the uses of our product and adversely impact our potential royalties and product sales. If FDA approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies. As to any product for which marketing approval is obtained, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will be subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product may result in restrictions on the product, including withdrawal of the product from the market. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies.

If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

If we or our strategic partners or licensees fail to obtain regulatory approvals in other countries for product candidates under development, we will not be able to generate revenue in such countries from the commercialization of product candidates.

In order to market our products outside of the United States, we and our strategic partners and licensees must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States, including the risk that our product candidate may not be approved for all indications that we request, which could limit the uses of our product and adversely impact our potential royalties and product sales and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Even if our product candidates are approved and commercialized, competitive products may impede market acceptance of our products.

Several of our product candidates are intended to compete directly with existing drugs. Hospitals, physicians or patients may conclude that our potential products are less safe or effective or otherwise less attractive than these existing drugs. Even if approved and commercialized, Cerovive may fail to achieve market acceptance with hospitals, physicians or patients. Similarly, hospitals, physicians or patients may continue to use existing drugs in preference to REN-1654 and REN-213. If REN-1654 is approved and commercialized, it will face significant competition in the market for the treatment of neuropathic pain from gabapentin, a drug which is currently marketed by Pfizer Inc. If REN-213 is approved and commercialized, it will compete with generic morphine in the market for the treatment of acute post-operative pain. If our products do not receive market acceptance for any reason, our revenue potential could be diminished which would materially adversely affect our business, financial condition and results of operations.

Further, our competitors may develop new products that could be more effective or less costly, or that may seem more cost-effective, than our products. For example, although we believe that Cerovive would not face direct competition from products currently available to stroke victims, a number of organizations are conducting clinical trials of neuroprotectant drug candidates which, if approved and commercialized, would compete with Cerovive. Competitors developing such products include Bayer AG, Yamanouchi Pharmaceutical Co. Ltd., Ono Pharmaceutical Co., Ltd., Pharmos Corp., Indevus Pharmaceuticals Inc., Vertex Pharmaceuticals Incorporated and D-Pharm Ltd. In addition, gabapentin will be available in generic form as early as 2004, which we anticipate will cause a decrease in the average selling price from current levels and increase competition for REN-1654 for the treatment of neuropathic pain. In addition, Pfizer filed an NDA with the FDA in October 2003 to obtain approval to market a successor product candidate to gabapentin called pregabalin, which has been shown effective for many neuropathic pain patients with fewer side effects than gabapentin. Other competitors working on other treatments for neuropathic pain include NeurogesX, Inc., Novartis AG, CeNeS Pharmaceuticals plc and AstraZeneca. Finally, several competitors seek to compete with REN-213 by using drug candidates in combination with mu-opiates, like morphine, to mitigate one or more of the adverse side effects associated with their use. We believe these drug candidates are likely to be approved by the FDA and commercialized before REN-213. Competitors developing such products include Pain Therapeutics Inc., Progenics Pharmaceuticals, Inc., Adolor Corporation, CeNeS Pharmaceuticals and ConjuChem Inc. Since REN-213 and REN-1654 are in early stages of development, we cannot assess their competitive advantages or disadvantages in areas such as efficacy, safety, cost and administration compared to existing products or product candidates being developed by our competitors.

Most of our competitors have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. As a result, they may achieve product commercialization or patent protection earlier than we can, if at all. Hospitals, physicians, patients or the medical community in general may not accept and use any products that we may develop.

We have no experience selling, marketing or distributing products and no internal capability to do so.

If we receive regulatory approval to commence commercial sales of any of our product candidates other than Cerovive, we will have to establish a sales and marketing organization with appropriate technical expertise and supporting distribution capability. At present, we have no sales or marketing personnel. Factors that may inhibit our efforts to commercialize our products without strategic partners or licensees include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage against companies with broader product lines; and

•	unforeseen costs associated with creating an independent sales and marketing organization.

As an alternative to establishing our own sales and marketing organization, we may engage a pharmaceutical or other healthcare company with an existing distribution system and direct sales organization to assist us. We may not be able to successfully establish sales and distribution capabilities either on our own or in collaboration with third parties or gain market acceptance for our products. To the extent we enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third parties and we may not succeed.

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our clinical trials and product introductions may be delayed and our costs may rise.

We have no manufacturing facilities, and we have no experience in the commercial manufacturing of drugs and no experience in designing drug manufacturing processes. We have contracted with third-party manufacturers to produce, in collaboration with us, our product candidates for clinical trials. We intend to rely on third-party contract manufacturers to manufacture, supply, store and distribute any resulting products. While we have not experienced problems with our third party manufacturers to date, our reliance on these third-party manufacturers exposes us to the following risks, any of which could delay or prevent the completion of our clinical trials, the approval of our product candidates by the FDA or other regulatory agencies, or the commercialization of our products, result in higher costs, or deprive us of potential product revenues:

•	Contract manufacturers are obliged to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. A failure of any of our contract manufacturers to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical trials and may delay or prevent filing or approval of marketing applications for our products.

•	Changing contract manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers may require re-validation of the manufacturing processes and procedures in accordance with FDA-mandated cGMPs. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to find replacement manufacturers on acceptable terms quickly, or at all.

Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. We are not aware of any violations by our third-party manufacturers of any of these regulations or standards. While we are obligated to audit the performance of third-party contractors, we do not have control over our third-party manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant premarket approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions.

We may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.

To date, our product candidates have been manufactured in small quantities for preclinical and clinical trials. If any of these product candidates are approved by the FDA or other regulatory agencies for commercial sale, we will need to manufacture them in larger quantities. We may not be able to successfully increase the manufacturing capacity, whether in collaboration with third party manufacturers or on our own, for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Our product candidates require precise, high quality manufacturing. Our failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business.

Materials necessary to manufacture REN-213 may not be available on commercially reasonable terms, or at all, which may delay our development and commercialization of the drug.

There are a small number of suppliers of nalbuphine and naloxone, the two components which are necessary to manufacture REN-213. Our manufacturer for REN-213 needs to purchase these materials for our clinical trials and it or we need to purchase these materials for commercial distribution if we obtain marketing approval for REN-213. Suppliers may not sell us either of these materials at the time we need it or on commercially reasonable terms. If our manufacturer is unable to obtain these materials for our clinical trials, product testing and potential regulatory approval of REN-213 would be delayed, significantly impacting our ability to develop the product candidate. If our manufacturer or we are unable to purchase these materials after regulatory approval has been obtained for REN-213, if at all, the commercial launch of REN-213 would be delayed or there would be a shortage in supply of REN-213, which would materially affect our ability to generate revenues from the sale of REN-213. If suppliers increase the price of these materials, the price for REN-213 may increase which may make REN-213 a less competitive product for the relief of acute post-operative pain. If we change suppliers for any of these materials or any of our suppliers experiences a shutdown or disruption in the facilities used to produce these materials, due to technical, regulatory or other problems, it could harm our ability to manufacture our products. Our inability to obtain either of these materials for any reason could substantially impair our development activities or the production, marketing and distribution of REN-213.

If we are unable to retain and recruit qualified scientists or if any of our key executives, key employees or key consultants discontinues his or her employment or consulting relationship with us, it may delay our development efforts.

We are highly dependent on the key members of our management and scientific staff, especially our chief executive officer, Corey Goodman, Ph.D. The loss of any of our key employees or key consultants could impede the achievement of our development objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future is critical to our success. We may be unable to attract and retain personnel on acceptable terms given the competition among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists. We maintain “key man” insurance on Dr. Goodman. We do not maintain “key man” insurance policies on any of our other officers or employees. All of our employees are employed “at will” and, therefore, each employee may leave our employment at any time.

We have a history of losses and we may never achieve sustained profitability.

Since our inception, we have incurred significant net losses, including net losses of $30.8 million and $25.1 million for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively. As of September 30, 2003, our cumulative net loss was $71.0 million. We have not yet completed the development, including obtaining regulatory approvals, of any of our product candidates and, consequently, have not generated revenues from the sale of products. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial losses for the foreseeable future. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue the development and prepare for commercialization of REN-1654 and REN-213;

•	expand our research and development programs; and

•	advance new product candidates into clinical development from our existing research programs.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. We will need to generate significant revenues to achieve profitability. We may not be able to generate these revenues, and we may never achieve profitability. Our failure to achieve profitability could negatively impact the market price of our common stock. Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we cannot raise additional capital on acceptable terms, we may be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

We believe that existing cash reserves, together with proceeds from this offering, will fund our planned activities through at least 2005. However, we will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our product candidates to market and to establish commercial manufacturing, sales and marketing capabilities. During the nine months ended September 30, 2003, our net cash used in operating activities was $9.7 million and we had capital expenditures of $1.2 million for the same period. Our future capital requirements depend on many factors, including:

•	the progress of preclinical development and laboratory testing and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	the number of product candidates we pursue;

•	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

•	our plans to establish sales, marketing and/or manufacturing capabilities;

•	our ability to establish, enforce and maintain selected strategic alliances and activities required for product commercialization;

•	the acquisition of technologies or products and other business opportunities that require financial commitments; and

•	our revenues, if any, from successful development and commercialization of our products.

We intend to seek additional funding through strategic collaborations and may seek funding through private or public sales of our securities or by licensing all or a portion of our technology. This funding may significantly dilute existing stockholders or may limit our rights to our technology.

We may not be able to obtain additional funding on reasonable terms, or at all. If we cannot obtain adequate funds, we may:

•	terminate or delay preclinical development or clinical trials for one or more of our product candidates;

•	delay establishment, or fail to establish, sales, marketing and/or manufacturing capabilities;

•	curtail significant product development programs that are designed to identify new product candidates;

•	not be in a position to acquire technologies or pursue other business opportunities that require financial commitments; and/or

•	relinquish rights to our technologies or product candidates.

Risks Related to Our Industry

Claims that we infringe a third-party’s intellectual property may give rise to burdensome litigation, result in potential liability for damages or stop our development and commercialization efforts.

Third parties may assert patent or other intellectual property infringement claims against us or our strategic partners or licensees with respect to technologies used in our potential products. While we have conducted patent searches to determine whether the technologies used in our products infringe patents held by third parties, we expect that numerous patent applications are currently pending and may be filed in the future for technologies generally related to our technologies, including many patent applications that remain confidential after filing. Due to these factors and the inherent uncertainty in conducting patent searches, we may violate third-party patent rights that we have not yet identified.

U.S. and foreign patents have been issued to third parties in the same fields as some of our product candidates. There may also be patent applications filed by these or other parties in the United States and various foreign jurisdictions that are in the same fields as some of our product candidates. These patent applications, if issued, could subject us to infringement actions. Although to date we have not been subject to any infringement actions, we have received communications from a third party alleging that we infringed certain patents held by the third party.

The owners or licensees of these and other patents may file one or more infringement actions against us. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may cause us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit brought against us or our strategic partners or licensees, we or our strategic partners or licensees may be forced to stop or delay developing, manufacturing or selling potential products, including Cerovive, REN-213 or REN-1654, that are claimed to infringe a third party’s intellectual property unless that party grants us or our strategic partners or licensees rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if our strategic partners, licensees or we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to discontinue development of a product candidate, such as Cerovive, REN-213 or REN-1654, or cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business.

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our potential products.

The following factors are important to our success:

•	receiving patent protection for our product candidates;

•	not infringing on the intellectual property rights of others;

•	preventing others from infringing our intellectual property rights; and

•	maintaining our patent rights and trade secrets.

We will be able to protect our intellectual property rights in patents and trade secrets from unauthorized use by third parties only to the extent that such intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We try to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of biotechnology and pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. We rely on third-party payment services for the payment of foreign patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Compulsory licensing of life saving drugs is also becoming increasingly popular in developing countries either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which could limit our potential revenue opportunities. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection which makes it difficult to stop infringement.

In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the compounds that are used in their products. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our strategic partners, collaborators, employees and consultants. Any of these parties may breach these agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

Governmental and third-party payors may impose sales and pharmaceutical pricing restrictions or controls on our potential products that could limit our future product revenues and adversely affect profitability.

The commercial success of our potential products is substantially dependent on whether third-party reimbursement is available for the ordering of our products by the medical profession for use by their patients. Medicare, Medicaid, health maintenance organizations and other third-party payors may not cover or provide adequate payment for our potential products. They may not view our potential products as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our potential products to be marketed on a competitive basis. Likewise, legislative or regulatory efforts to control or reduce health care costs or reform government health care programs could result in lower prices or rejection of our potential products. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our revenue to decline.

Competition in the biotechnology and pharmaceutical industries is intense, and if we fail to compete effectively our financial results will suffer.

Our business is characterized by extensive research efforts, rapid developments and intense competition. Our competitors may have or may develop superior technologies or approaches to the development of competing products, which may provide them with competitive advantages. Our potential products may not compete successfully. We believe that successful competition in our industry depends on product efficacy, safety, reliability, availability, timing, scope of regulatory approval, acceptance and price, among other things. Important factors to our success also include speed in developing product candidates, completing clinical development and laboratory testing, obtaining regulatory approvals and manufacturing and selling commercial quantities of potential products to the market.

We expect competition to increase as technological advances are made and commercial applications broaden. In commercializing our initial product candidates and any additional product candidates, we will face substantial competition from pharmaceutical, biotechnology and other companies, universities and research institutions.

Many of our competitors have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. Many of our competitors may achieve product commercialization or patent protection earlier than we achieve commercialization or patent protection, if at all. Furthermore, we believe that some of our competitors have used, and may continue to use, litigation to gain a competitive advantage.

Rapid technological change could make our products obsolete.

Biopharmaceutical technologies have undergone rapid and significant change and we expect that they will continue to do so. Any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development. Rapid technological change could make our products obsolete or uneconomical.

We face potential product liability exposure far in excess of our limited insurance coverage.

The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to product liability claims. These claims might be made directly by consumers, health care providers, pharmaceutical companies or others selling our products. We have obtained limited product liability insurance coverage for our clinical trials in the amount of $1,000,000 per occurrence and $1,000,000 in the aggregate. However, our insurance may not reimburse us or may not be sufficient to reimburse us for expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any of our product candidates in development, we intend to expand our insurance coverage to include the sale of commercial products, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, juries have awarded large judgments in class action lawsuits based on drugs that had unanticipated side effects. In addition, the pharmaceutical and biotechnology industries, in general, have been subject to significant medical malpractice litigation. A successful product liability claim or series of claims brought against us would decrease our cash reserves and could cause our stock price to fall.

Our activities involve hazardous materials and we may be liable for any resulting contamination or injuries.

Our research activities involve the use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. If an accident occurs, we may be liable for any resulting damages, which may decrease our cash reserves and could cause our stock price to fall.

Risks Related to Our Common Stock

We expect that our stock price will fluctuate significantly.

Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The stock market, particularly in recent years, has experienced significant volatility particularly with respect to pharmaceutical and biotechnology stocks. The volatility of pharmaceutical and biotechnology stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause this volatility in the market price of our common stock include:

•	the results from our clinical trial programs, including the Phase III clinical trials for Cerovive;

•	FDA or international regulatory actions;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	developments concerning intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	comments by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	third party reimbursement policies; and

•	developments concerning current or future strategic alliances.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our executive officers and directors and substantially all of our stockholders and optionholders provide that Goldman, Sachs & Co., in its sole discretion, may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus. Goldman, Sachs & Co. has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time. Please see “Shares Eligible for Future Sale”.

Our directors and management will exercise significant control over our company.

After this offering, our directors and executive officers and their affiliates will collectively control approximately 46% of our outstanding common stock. These stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds of this offering for general corporate purposes, including clinical trials, research and development expenses, general and administrative expenses, manufacturing expenses and potential acquisition of companies, products and technologies that complement our business.

We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders.

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our current management.

These provisions include:

•	a classified board of directors;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations;

•	a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend certain provisions of our certificate of incorporation; and

•	the authority of the Board of Directors to issue preferred stock with such terms as the Board of Directors may determine.

As a result, these provisions and others available under Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. In addition, the terms of existing debts preclude us from paying these dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Investors in this offering will pay a much higher price than the book value of our common stock.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $8.62 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $14.00 per share. In the past, we issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, you will sustain further dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	the progress, timing and completion of our research, development and clinical trials for product candidates;

•	our ability to market, commercialize and achieve market acceptance for product candidates;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our estimates for future performance; and

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

USE OF PROCEEDS

Our net proceeds from the sale of 5,500,000 shares of common stock in this offering are estimated to be approximately $70.0 million, based on an assumed offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us. We will also receive gross proceeds of $3 million from our private sale of common stock to Genentech.

We intend to use these proceeds for general corporate purposes, including clinical trials, research and development expenses, general and administrative expenses, manufacturing expenses and potential acquisitions of companies, products and technologies that complement our business.

Although we periodically engage in preliminary discussions with respect to acquisitions, we are not currently a party to any agreements or commitments and we have no understandings with respect to any acquisitions.

The amounts and timing of our actual expenditures depend on several factors, including the progress of our research and development efforts and the amount of cash used by our operations. We have not determined the amount or timing of the expenditures in the areas listed above. Pending their use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. We are prohibited from paying dividends, other than dividends payable solely in common stock, by the covenants contained in loan agreements with GATX Ventures, Inc. and Transamerica Commercial Finance Corporation.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of September 30, 2003:

•	on an actual basis; and

•	on a pro forma as adjusted basis, reflecting the conversion of all of our preferred stock into an aggregate of 16,208,583 shares of common stock immediately prior to the closing of this offering; the sale of 5,500,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and our sale of common stock to Genentech, estimated at 214,285 shares based on a purchase price equal to the assumed initial public offering price of $14.00 per share.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes.

	As of September 30, 2003
	Actual	Pro Forma As Adjusted
	(unaudited) (in thousands, except shares)
Loan payable, non-current portion	$846	$846
Convertible preferred stock, $0.001 par value actual, pro forma as adjusted; actual – 69,282,358 shares authorized; 15,344,817 shares issued and outstanding; pro forma as adjusted – no shares authorized; no shares issued and outstanding	123,266	—
Stockholders’ equity (net capital deficiency):
Preferred stock, $0.001 par value; no shares authorized actual and 5,000,000 shares authorized pro forma as adjusted; no shares outstanding actual and pro forma as adjusted	—	—
Common stock, $0.001 par value actual, pro forma as adjusted; actual – 87,000,000 shares authorized; 1,287,026 shares issued and outstanding; pro forma as adjusted 100,000,000 shares authorized; 23,209,894 shares issued and outstanding	1	23
Additional paid-in capital	18,425	214,627
Notes receivable from stockholders	(44)	(44)
Deferred stock compensation	(16,367)	(16,367)
Deficit accumulated during the development stage	(70,950)	(70,950)

Total stockholders’ equity (net capital deficiency)	(68,935)	127,289

Total capitalization	$55,177	$128,135

The actual number of shares of common stock shown as issued and outstanding in the table above excludes:

•	2,217,966 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2003, with exercise prices ranging from $0.81 to $4.50 per share and a weighted average exercise price of $2.29 per share;

•	194,446 shares of Series B preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2003, with an exercise price of $1.80 per share (which will become exercisable for 47,482 shares of common stock at an exercise price of $7.37 per share, upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split);

•	36,000 shares of Series C preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2003, with an exercise price of $2.50 per share (which will become exercisable for 9,740 shares of common stock at an exercise price of $9.24 per share, upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and

•	124,498 additional shares of common stock reserved for future grants under our stock option plans, as of September 30, 2003.

DILUTION

Our historical net tangible book value as of September 30, 2003 was approximately $(71.4) million, or $(55.49) per share, based on 1,287,026 shares of common stock outstanding as of September 30, 2003. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities and convertible preferred stock by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value as of September 30, 2003 was approximately $51.8 million, or approximately $2.96 per share, based on 17,495,609 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to our sale of 5,500,000 shares of common stock in this offering and our private sale of shares of common stock to Genentech, estimated at 214,285 shares based on an assumed initial public offering price of $14.00 per share, less estimated underwriting discounts and commissions and offering expenses payable by us our pro forma net tangible book value as of September 30, 2003 would have been $5.38 per share. This represents an immediate increase in pro forma net tangible book value per share of $2.42 to existing stockholders and immediate dilution in pro forma net tangible book value of $8.62 per share to new investors purchasing our common stock in the offering at the assumed initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share		$14.00
Historical net intangible book value per share as of September 30, 2003	$(55.49)
Increase per share due to the conversion of all shares of preferred stock	58.45

Pro forma net tangible book value per share as of September 30, 2003	2.96
Increase per share attributable to new investors	2.42

Pro forma net tangible book value per share after the offering		5.38

Dilution per share to new investors		$8.62

The following table summarizes as of September 30, 2003 the number of shares of our common stock purchased from us, the total cash consideration paid to us and the average price per share paid to us by existing stockholders, to be paid by new investors purchasing shares of our common stock in this offering and to be paid by Genentech in the substantially concurrent private sale. The table assumes an initial public offering price of $14.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	17,495,609	75%	$96,159,000	55%	$5.50
New investors	5,500,000	24	77,000,000	43	14.00
New investment by Genentech	214,285	1	3,000,000	2	14.00

Total	23,209,894	100%	$176,159,000	100%

The above discussion and tables are based on 1,287,026 shares of common stock issued and outstanding as of September 30, 2003 and also reflects the automatic conversion of all of our preferred stock into an aggregate of 16,208,583 shares of common stock and excludes:

•	2,217,966 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2003, with exercise prices ranging from $0.81 to $4.50 per share and a weighted average exercise price of $2.29 per share;

•	194,446 shares of Series B preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2003, with an exercise price of $1.80 per share (which will become exercisable for 47,482 shares of common stock at an exercise price of $7.37 per share, upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split);

•	36,000 shares of Series C preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2003, with an exercise price of $2.50 per share (which will become exercisable for 9,740 shares of common stock at an exercise price of $9.24 per share, upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and

•	124,498 additional shares of common stock reserved for future grants under our stock option plans, as of September 30, 2003.

To the extent the outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our financial statements and related notes included in the back of this prospectus. The selected financial data for the period from January 5, 2000 to December 31, 2000 and for the years ended December 31, 2001, 2002 and the nine months ended September 30, 2003 and as of December 31, 2001, 2002 and September 30, 2003 are derived from our audited financial statements included in the back of this prospectus. The selected financial data for the nine months ended September 30, 2002 are derived from our unaudited financial statements included in the back of this prospectus. The unaudited selected financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2003 should not be considered indicative of results expected for the full fiscal year.

	Period from inception (January 5, 2000) to December 31, 2000	Years ended December 31,		Nine months ended September 30,		Period from Inception (January 5, 2000) to September 30, 2003
		2001	2002	2002	2003
				(unaudited)
	(in thousands, except share and per share data)
Contract revenues	$—	$—	$—	$—	$4,500	$4,500
Operating expenses:
Research and development	2,318	7,536	10,944	7,900	12,587	33,385
General and administrative	1,790	3,798	5,266	3,397	4,594	15,448
Amortization of employee stock-based compensation	—	—	—	—	644	644
Acquired in-process research and development	—	—	8,882	—	17,305	26,187

Total operating expenses	4,108	11,334	25,092	11,297	35,130	75,664

Loss from operations	(4,108)	(11,334)	(25,092)	(11,297)	(30,630)	(71,164)
Interest income	375	326	573	454	238	1,512
Interest expense	—	(351)	(558)	(463)	(389)	(1,298)

Net loss	(3,733)	(11,359)	(25,077)	(11,306)	(30,781)	(70,950)
Deemed dividend upon issuance of Series E convertible preferred stock	—	—	—	—	(43,393)	(43,393)

Net loss attributable to common stockholders	$(3,733)	$(11,359)	$(25,077)	$(11,306)	$(74,174)	$(114,343)

Basic and diluted net loss per share applicable to common stockholders	$(8.93)	$(14.56)	$(23.56)	$(10.55)	$(66.10)

Shares used to compute basic and diluted net loss per share	418,101	780,295	1,064,489	1,071,839	1,122,211

Pro forma basic and diluted net loss per share applicable to common stockholders (unaudited)			$(3.99)		$(7.54)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			6,280,823		9,831,419

	As of December 31,			As of September 30,
	2000	2001	2002	2003
	(in thousands)
Balance Sheets Data:
Cash, cash equivalents and short-term investments	$11,807	$30,795	$17,415	$50,623
Working capital	10,187	28,499	13,852	45,527
Total assets	14,834	37,689	25,866	61,238
Loan payable, net of current portion	—	2,616	1,960	846
Convertible preferred stock	16,400	46,995	59,388	123,266
Deficit accumulated during the development stage	(3,733)	(15,092)	(40,169)	(70,950)
Total stockholders’ equity (net capital deficiency)	(3,868)	(14,782)	(39,762)	(68,935)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a biopharmaceutical company developing drugs to treat neurological diseases and disorders. We are currently pursuing eight distinct programs, including three product candidates in clinical development: Cerovive®, REN-1654 and REN-213. We commenced operations in January 2000. Since our inception, we have generated significant losses. As of September 30, 2003, we had an accumulated deficit of $71.0 million. We expect to incur substantial and increasing losses for the next several years as we:

•	continue the development and prepare for commercialization of REN-1654 and REN-213;

•	expand our research and development programs; and

•	advance new product candidates into clinical development from our existing research programs.

In addition, we intend to take an opportunistic approach to acquiring or in-licensing technology and products and may also acquire or invest in businesses that are complementary to our own.

We have a limited history of operations. To date, we have funded our operations primarily through the private placement of equity securities as well as through equipment and leasehold improvement financing. As of December 31, 2003, our only revenue source was a $4.5 million milestone payment from AstraZeneca upon receiving regulatory approval to commence Phase III trials for Cerovive. Upon achievement of certain milestones, AstraZeneca would be required to make certain payments to us up to $7.5 million. In addition, we will recognize revenue relating to the Genentech collaborative research, development and license agreement during 2004. We have had no other income since inception other than interest income from short-term investments. We are entitled to future milestone payments upon the occurrence of each of the following events: filing of a marketing authorization application with European or Japanese regulatory authorities, approval of such marketing authorization application, filing of an NDA with the FDA and approval of such NDA by the FDA. We are also entitled to mid-teen percentage royalties from AstraZeneca in connection with the development and commercialization of Cerovive.

In contrast to Cerovive, which is licensed to AstraZeneca, we hold worldwide rights to commercialize REN-1654 and REN-213 and intend to market these product candidates ourselves or with a co-promotion partner in the United States and through strategic collaborations outside of the United States. Alternatively, we may grant exclusive marketing rights in exchange for up-front fees, milestones and royalties on future sales, if any. We currently contract with outside firms to manufacture REN-1654 and REN-213 and have no plans to establish internal manufacturing capability.

In December 2002, we acquired the pharmaceutical assets and intellectual property of Centaur Pharmaceuticals, Inc. (Centaur) in a transaction accounted for as an acquisition of assets. In connection with this asset acquisition, we paid Centaur cash of $1.3 million and 13.6 million shares of our Series D preferred stock (which will convert into 3,022,220 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split) valued at approximately $27.2 million. In addition, we incurred acquisition costs of $0.8 million.

Revenues

Our only revenue as of December 31, 2003 was a milestone payment of $4.5 million that we received from AstraZeneca under our license agreement. We do not expect to generate revenue from product sales or royalties until at least 2006, if at all. We seek to generate revenue from a combination of product sales, up-front fees and milestone payments in connection with collaborative or strategic relationships, and royalties resulting from the license of our intellectual property. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of milestone payments we may receive from our collaborative or strategic relationships, as well as those we may receive upon the sale of our products, to the extent any are successfully commercialized.

Research and Development Expenses

Our research and development expenses consist primarily of costs associated with research, preclinical development and clinical trials involving product opportunities we are pursuing internally in the areas of pain, trauma and stroke, and neurodegenerative diseases. We do not incur research and development costs for Cerovive, which is licensed to AstraZeneca. The expenses we incur in connection with our research, preclinical and clinical development consist primarily of employee compensation, supplies and materials, costs for consultants and contract research, facilities costs, manufacturing of clinical drug supplies and depreciation of equipment.

Prior to our acquisition of pharmaceutical assets from Centaur in December 2002, we had incurred research and development expenses of approximately $20.8 million to assemble a team of neurobiologists and establish specialized capabilities in assay development, screening, lead optimization, target identification and target validation, which we used to pursue early stage research in the areas of pain and trauma. We are unable to estimate the portion of costs incurred that are allocable to the individual research activities we conducted during the periods prior to December 31, 2002 because we do not segregate costs among early-stage research programs for both management and external reporting. Moreover, given the early stage nature of these projects and the subsequent integration of intellectual property and product opportunities that we acquired from Centaur, we are unable to reasonably estimate the cost or timeline required to generate cash inflows from the research efforts we commenced prior to 2003.

During the nine months ended September 30, 2003, we incurred research and development expenses of $12.6 million. Of this amount, approximately $4.7 million was spent by our preclinical and clinical development functions. These functions focused almost exclusively on activities required to advance REN-1654 and REN-213 to IND filings with the FDA, which we completed during the third quarter of 2003. The remaining amount of $7.9 million was expended primarily on employee costs, supplies and materials and infrastructure related to neurobiology, chemistry and related functions associated with our earlier stage development.

Development timelines and costs are difficult to estimate and may vary significantly for each product candidate and from quarter to quarter. The process of seeking regulatory approvals, and the subsequent compliance with applicable regulations, require the expenditure of substantial resources. We intend to advance REN-1654 and REN-213 into additional clinical trials and to complete Phase II clinical trials involving both product candidates during 2004. In addition, our goal is to file one IND in 2004 and another in 2005. You should read the risk factors included elsewhere in this registration statement that relate to the risks inherent in our research and development programs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, business development and corporate development. Other significant costs include facilities costs and professional fees for accounting and legal services, including legal services associated with obtaining and maintaining patents. After completion of the offering made by this prospectus, we anticipate incurring increases in general and administrative expenses, such as increased costs for insurance and investor relations associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional personnel.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Stock Compensation

We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25. The information regarding net loss as required by SFAS No. 123 has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from stock option grants at exercise prices below the deemed fair value of the underlying common stock resulting in our recording stock compensation associated with these grants. Stock compensation expense is amortized over the vesting period of the underlying option, generally four years. From inception through September 30, 2003, we recorded amortization of deferred stock compensation of $644,000. At September 30, 2003, we had a total of $16.4 million remaining to be amortized over the vesting period of the stock options.

The total unamortized deferred stock compensation recorded for all option grants through September 30, 2003 will be amortized as follows: $1.2 million during the last quarter of 2003; $4.8 million for the year ending December 31, 2004; $4.5 million for the year ending December 31, 2005; $3.7 million for the year ending December 31, 2006 and $2.2 million for the year ending December 31, 2007.

Acquired In-Process Research and Development

Acquired in-process research and development relates primarily to in-licensed technology, intellectual property and know-how. We evaluate the stage of development of acquired projects, taking into account the level of effort, time and estimated cost associated with further developing the in-process technology and producing a commercial product. The nature of the remaining efforts for completion of acquired in-process research and development projects generally include completion of clinical trials, completion of manufacturing validation, interpretation of clinical and preclinical data and obtaining marketing approval from the FDA and other regulatory bodies, the cost, length and success of which are extremely difficult to determine. Numerous risks and uncertainties exist with timely completion of development projects, including clinical trial results, manufacturing process development results, and ongoing feedback from regulatory authorities, including obtaining marketing approval. In addition, acquired products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals, the cost of sales to produce these products in a commercial setting, changes in the reimbursement environment, or the introduction of new competitive products. As a result of the uncertainties noted above, we expense such acquired in-process research and development projects when incurred.

Results of Operations

Comparison of the Nine Months Ended September 30, 2002 and 2003

Revenue.    We recorded no revenue for the nine months ended September 30, 2002, compared with $4.5 million for the nine months ended September 30, 2003. The 2003 revenue represented the $4.5 million milestone payment we received from AstraZeneca.

Research and Development Expenses.    Research and development expenses were $7.9 million for the nine months ended September 30, 2002, compared with $12.6 million for the nine months ended September 30, 2003. This $4.7 million increase primarily reflects initiation and expansion of our preclinical development activities to advance REN-1654 and REN-213 into clinical trials and the establishment of new research programs in the areas of pain and neurodegenerative diseases to capitalize on intellectual property purchased from Centaur in December 2002. Excluded from research and development expenses for the nine months ended September 30, 2003 was $474,000 of employee stock-based compensation which is reported under a separate caption. There was no employee stock-based compensation for the nine months ended September 30, 2002.

General and Administrative Expenses.    General and administrative expenses were $3.4 million for the nine months ended September 30, 2002 compared with $4.6 million for the nine months ended September 30, 2003. The increase was primarily attributable to compensation paid to newly hired executives ($633,000), severance costs ($220,000) and increased professional fees ($281,000). Excluded from general and administrative expenses for the nine months ended September 30, 2003 was $170,000 of employee stock-based compensation which is reported under a separate caption. There was no employee stock-based compensation for the nine months ended September 30, 2002.

Amortization of Employee Stock-based Compensation.    In connection with the grant of stock options to employees and directors, we recorded deferred stock compensation of $16.4 million, net of related amortization for the nine months ended September 30, 2003. The $16.4 million represents the difference between the exercise price and the deemed fair value of the underlying common stock on the date the options were granted. We recorded this amount as a component of stockholders’ equity (net capital deficiency) and will amortize the amount, on a straight-line basis, as a non-cash charge to operations over the vesting period of the options. While there was no deferred stock compensation or related employee stock-based amortization for the nine months ended September 30, 2002, we recorded amortization of deferred stock-based compensation of $644,000 for the nine months ended

September 30, 2003. As of September 30, 2003, we had $16.4 million of deferred stock-based compensation and we anticipate recording the remaining amortization of deferred stock-based compensation expense of approximately $1,201,000, $4,803,000, $4,522,000, $3,671,000 and $2,170,000 for the three months ending December 31, 2003 and the years ending December 31, 2004, 2005, 2006 and 2007, respectively.

Purchased In-Process Research and Development.    In connection with the acquisition of pharmaceutical assets and intellectual property from Centaur in December 2002, and the resolution of certain earn-out conditions, we recorded an expense of $17.3 million in the second quarter of 2003, representing the write-off of the fair value of acquired in-process research and development that had not reached technological feasibility and had no alternative future use. The principal technology acquired related to Cerovive was in the process of being developed. The fair value of each of the in-process research and development projects was based on an income approach that attempts to estimate the future cash flows from the technology based on its successful development, net of tax.

Interest Income.    Interest income was $454,000 for the nine months ended September 30, 2002, compared with $238,000 for the nine months ended September 30, 2003, a decrease of $216,000. The decrease was due to lower average cash and investment balances and lower prevailing interest rates during 2003.

Interest Expense.    Interest expense was $463,000 for the nine months ended September 30, 2002, compared with $389,000 for the nine months ended September 30, 2003, a decrease of $74,000. The decrease was primarily due to our lower average debt balances during the 2003 period compared to the 2002 period related to the purchase of equipment and leasehold improvements.

Comparison of the Period From Inception Through December 31, 2000 and the Years Ended December 31, 2001 and 2002

Research and Development Expenses.    Research and development expenses were $2.3 million in 2000, compared with $7.5 million in 2001 and $10.9 million in 2002. The expenses are associated with research and development programs that we conducted during these periods primarily in the areas of pain and neurological trauma.

The $5.2 million increase in our research and development expenses from 2000 to 2001 reflects a significant increase in research personnel following commencement of research operations in June 2000 and the first full year of operations in a new, larger research facility during 2001. The $3.4 million increase in our research and development expenses from 2001 to 2002 reflects several factors, including expansion of our research programs to include pain and the establishment of internal chemistry and preclinical and clinical development capabilities to prepare for advancement of product candidates acquired from Centaur.

General and Administrative Expenses.    General and administrative expenses were $1.8 million in 2000, compared with $3.8 million in 2001 and $5.3 million in 2002. The $2.0 million increase in expenses from 2000 to 2001 was primarily attributable to increased staffing and other personnel costs as we began recruiting and hiring our finance, human resources and information technology personnel in the second half of 2000. The $1.5 million increase in expenses from 2001 to 2002 primarily reflects salaries in 2002 for additional new hires in our finance, business development, human resources and information technology departments that occurred during the second half of 2001 through 2002.

Acquired In-Process Research and Development.    In connection with the acquisition of pharmaceutical assets and intellectual property from Centaur in December 2002, and the related purchase price allocation, we recorded an expense of $8.9 million in the fourth quarter of 2002, representing the write-off of the estimated fair value of acquired in-process research and development that had not reached technological feasibility and had no alternative future use. The principal technology acquired related to Cerovive and REN-1654 that were in the process of being developed. The fair value of each of the in-process research and development projects was based on an income approach that attempts to estimate the future cash flows from the technology based on its successful development, net of tax. We recorded an additional expense of $17.3 million in the second quarter of 2003 upon the commencement of Phase III clinical trials for Cerovive by AstraZeneca, which triggered payment of additional shares of our Series D preferred stock to Centaur.

Interest Income.    Interest income was $375,000 in 2000, compared with $326,000 in 2001 and $573,000 in 2002. The $49,000 decrease in interest income from 2000 to 2001 was primarily attributable to the lower level of cash available during 2001 as proceeds from the sale of Series C preferred stock were not received until December 2001. The $247,000 increase in interest income from 2001 to 2002 was primarily attributable to higher average cash balances due to the Series C financing in December 2001 and January 2002.

Interest Expense.    Interest expense was zero in 2000, compared with $351,000 in 2001 and $558,000 in 2002. The $351,000 increase in 2001 was a result of the interest expense related to $4.8 million in notes payable that we issued throughout 2001 to finance equipment purchases. The $207,000 increase in 2002 was a result of the interest expense related to the increase in debt from the $1.6 million of notes payable issued during 2002 to finance equipment and leasehold improvements.

Liquidity and Capital Resources

To date, we have funded our operations primarily through the sale of equity securities as well as through equipment and leasehold improvement financing. As of September 30, 2003, we had received approximately $95.7 million from the sale of equity securities. In August 2003, we completed the sale of shares of our Series E preferred stock and received $44.7 million in net proceeds. In addition, as of September 30, 2003, we had financed through loans the purchase of equipment and leasehold improvements totaling approximately $6.8 million, of which $2.9 million was outstanding at that date. These obligations are secured by the purchased equipment and leasehold improvements, bear interest at rates ranging from approximately 9.12% to 11.97% and are due in monthly installments through May 2006.

As of September 30, 2003, we had $50.6 million in cash, cash equivalents and short-term investments as compared to $17.4 million as of December 31, 2002, an increase of $33.2 million. This increase resulted primarily from the net proceeds of $44.7 million from the sale of Series E preferred stock, partially offset by our operating loss and principal payments on notes. Net cash used in operating activities amounted to $9.7 million for the nine months ended September 30, 2003, primarily reflecting the net loss occurring for this period of $30.8 million, partially offset by non-cash charges for depreciation and amortization of $1.8 million, write-off of acquired in-process research and development purchased with preferred stock and amortization of deferred stock compensation of $644,000. Net cash used in investing activities (excluding net proceeds from purchases, sales and maturities of short-term investments) for the nine months ended September 30, 2003 amounted to $1.3 million. Net cash provided by financing activities amounted to $44.3 million for the nine months ended September 30, 2003, primarily reflecting the net proceeds received from the sale of Series E preferred stock and proceeds from additional credit facilities, offset by principal payments on credit facilities.

Net cash used in operating activities increased from $2.3 million in 2000 to $11.1 million in 2001 and $13.8 million in 2002. The increase in net cash used in operating activities from 2000 to 2001 was primarily due to the increase in our operating expenses as we grew our research and development activities. The increase in net cash used in operating activities from 2001 to 2002 was due to the continued expansion of our research and development activities and the establishment of general and administrative functions.

Net cash used in investing activities increased from $2.2 million in 2000 to $4.7 million in 2001 and $16.5 million in 2002. The increase in net cash used in investing activities from 2000 to 2001 related to increased spending for leasehold improvements associated with our research facility and the acquisition of capital equipment. The increase in net cash used in investing activities from 2001 to 2002 was primarily due to our purchases of short-term investments, cash paid relating to the asset acquisition and additional capital expenditures.

Net cash provided by financing activities increased from $16.3 million in 2000 to $34.8 million in 2001, and decreased to $4.2 million in 2002. The increase in net cash provided by financing activities from 2000 to 2001 is due primarily to the proceeds of notes payable of $4.8 million and the proceeds from the sale of $30.3 million of Series C preferred stock in December 2001, net of issuance costs, compared to proceeds from sales of preferred stock in 2000, which totaled $16.4 million. The decrease in net cash provided by financing activities from 2001 to 2002 was due primarily to lower proceeds from the sale of Series C preferred stock, which totaled $4.3 million in 2002, net of issuance costs.

We paid approximately $0.7 million during the three months ended December 31, 2003 for leasehold improvements and capital equipment necessary to support our future growth.

The following summarizes our long-term contractual obligations as of September 30, 2003:

	2003	2004	2005	2006	2007	Thereafter
	(in thousands)
Operating leases	$422	$1,878	$1,875	$1,755	$1,953	$3,442
Mandatory license payments	100	400	—	—	—	—
Equipment financing	369	1,814	608	88	—	—

Total	$891	$4,092	$2,483	$1,843	$1,953	$3,442

In September 2003, we commenced an operating lease on a research facility in South San Francisco, California. Our long-term contractual payment obligations under the lease are $158,000 in 2003, $975,000 in 2004, $1,307,000 in 2005, $1,755,000 in 2006, $1,953,000 in 2007 and $3,442,000 thereafter.

We have entered into a variety of license agreements relating to our research and development efforts, most of which relate to product candidates in the early stage of preclinical development. We have two cancelable license agreements which relate to product candidates in clinical trials (Cerovive and REN-213). Under these license agreements, we could be required to pay up to a total of $300,000 in milestone payments through product approval and $100,000 annually after product approval.

We also entered into agreements with clinical sites for the conduct of our clinical trials. We will make payments to sites based upon the number of patients enrolled and the length of their participation in the trials. During the year ended December 31, 2002 and the nine months ended September 30, 2003, our clinical trials had not commenced and we had not made any payments to clinical sites in connection with our planned clinical trials. At this time, due to the variability associated with these agreements, we are unable to estimate with certainty the future patient enrollment costs we will incur.

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

•	the progress of preclinical development and laboratory testing and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	the number of product candidates we pursue;

•	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

•	our plans to establish sales, marketing and/or manufacturing capabilities;

•	our ability to establish, enforce and maintain selected strategic alliances and activities required for product commercialization;

•	the acquisition of technologies, products and other business opportunities that require financial commitments; and

•	our revenues, if any, from successful development and commercialization of our products.

We believe that our existing cash and cash equivalents will be sufficient to meet our projected operating requirements for at least the next 15 months.

Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources. If we need to raise funds in the future, we may be required to raise those funds through public or private financings, strategic relationships or other arrangements. We cannot assure you that the funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategy.

As of September 30, 2002 and 2003 and December 31, 2000, 2001 and 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. Therefore, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties.

Recent Accounting Pronouncements

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”). FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on our financial statements.

In December 2002, FASB’s Emerging Issues Task Force (EITF) issued EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21). EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires that revenue be allocated amongst the different items based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on our financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. As amended, this interpretation applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not expect the adoption of FIN No. 46 to have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements.

Quantitative and Qualitative Disclosure About Market Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable securities. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

BUSINESS

Overview

We are a biopharmaceutical company developing drugs to treat neurological diseases and disorders. We were incorporated in Delaware in January 2000. In December 2002, we acquired the pharmaceutical assets of Centaur Pharmaceuticals, Inc. (Centaur), including the product candidates Cerovive® and REN-1654. Our research and development programs currently focus on major medical needs in the areas of pain, trauma and stroke, as well as neurodegenerative diseases. Within these areas we are pursuing eight distinct programs, including three product candidates in clinical development. Our most advanced product candidate is Cerovive, an intravenous drug for acute ischemic stroke. Cerovive is being evaluated in a Phase III clinical trial program that is planned to involve approximately 4,000 patients by our exclusive licensee, AstraZeneca. We are independently developing two clinical candidates for the treatment of pain: REN-1654, an oral drug for neuropathic pain in Phase II clinical trials, and REN-213, an intravenous drug for acute post-operative pain in a Phase II clinical trial. Beyond these clinical trials, our goal is to file one investigational new drug application (IND) with the U.S. Food and Drug Administration (FDA) in 2004 and another in 2005.

Our Product Pipeline

The following table summarizes our product candidates in clinical development and our research programs:

Cerovive

Cerovive (NXY-059) is our intravenous drug for the treatment of acute ischemic stroke which is being evaluated in Phase III clinical trials by AstraZeneca. Stroke is the third leading cause of death in the United States and Western Europe and the most common cause of adult long-term disability in the United States. Cerovive works as a “neuroprotectant” to protect brain cells from damage triggered by a stroke. We believe that if Cerovive demonstrates neuroprotective benefits in stroke patients, the drug may also prove useful to treat a range of other brain injuries.

Market Opportunity

Stroke is an acute medical condition involving the death of brain tissue caused by blockage or rupture of the blood vessels leading to or within the brain. There are two major types of strokes. According to the Foundation for Education and Research in Neurological Emergencies, ischemic strokes account for approximately 85% and hemorrhagic strokes account for approximately 15% of all strokes in the United States. Ischemic strokes are caused by a blockage, called an occlusion, within an artery leading to or within the brain, while hemorrhagic strokes are caused by the sudden rupture or bursting of such an artery. When either kind of stroke occurs, blood flow and the supply of oxygen to an area of the brain are interrupted, leading to death of brain tissue. Although initial damage to brain tissue occurs within the first hour, much of the damage occurs subsequently up to three days after the stroke.

Existing treatment options, called thrombolytics, focus on restoring blood flow in patients with acute ischemic stroke and must be administered no more than three hours after the stroke. For a thrombolytic, such as recombinant tissue plasminogen activator (tPA), to be administered safely, a patient must receive a computerized tomography (CT) scan within three hours of the onset of symptoms to verify that the stroke did not result from bleeding in the brain (a hemorrhagic stroke), a condition that would be worsened by administration of a thrombolytic. In addition, thrombolytics may induce brain hemorrhage in ischemic stroke patients. According to the American Heart Association, only 3% to 5% of stroke patients receive tPA for acute ischemic stroke, which we believe is due to the treatment restrictions associated with thrombolytics.

The only neuroprotectant drug approved for treatment of stroke patients is edaravone, which is approved only in Japan. Edaravone was approved by Japanese regulatory authorities based on positive results from a 252-patient Phase III trial. In its first full year on the market in Japan (2002-2003), edaravone achieved sales in excess of $275 million and was administered to more than 125,000 patients. However, following its approval and introduction to the market, edaravone was associated with infrequent serious adverse events, including deaths, in a number of patients with kidney dysfunction. Given these safety concerns, sales growth in Japan has fallen significantly, and we believe it is unlikely that this drug will be approved in the United States or Europe. Edaravone is a free radical scavenger (see below) that differs from Cerovive in both structure and metabolism. Accordingly, we believe that the safety concerns with edaravone are not predictive of the safety of Cerovive.

According to the American Heart Association, the annual cost of stroke-related care in the United States exceeds $51 billion. Based on figures reported by Datamonitor, a business information company, more than two million strokes occur each year in the world’s major industrialized countries, and, according to the American Heart Association, 700,000 of such strokes occur in the United States. The leading product for stroke is tPA, which, due to its treatment restrictions, is used to treat only 3% to 5% of stroke patients annually. According to data published by Frost & Sullivan, a marketing, consulting and training company, tPA accounts for approximately $200 million in annual sales. We believe that a neuroprotectant drug capable of reducing stroke-related mortality and disability that can be administered for six hours after stroke without significant safety concerns would be used to treat a substantially broader population of stroke victims.

Scientific Overview

Cerovive is a novel compound of the nitrone class, a neuroprotectant that binds to and inactivates (by scavenging or trapping) cell-damaging free radicals. Free radicals are toxic molecules that the body produces in response to tissue injury, in particular after a stroke. As a neuroprotectant with free radical trapping properties, Cerovive acts to neutralize the free radicals and protects brain cells from further damage and death.

An acute ischemic stroke causes the nerve cells (called neurons) in the immediate area, the core infarct, to be cut off from their much-needed supply of blood and oxygen. Without oxygen, these neurons die within minutes to hours. When neurons in the core infarct die, they release chemicals that set off a chain reaction called the “stroke cascade”. This chain reaction, which lasts for hours to days, endangers neurons in a much larger area surrounding the core infarct by creating an area of brain tissue for which the blood supply is compromised but not completely cut off. Tissue within this much larger area of the brain, called the penumbra, will also die over hours to days. As additional neurons die, the penumbra expands progressively outward from the initial infarct, and additional neurological damage occurs. As neurons in an area of the brain die, the abilities and function once controlled by those neurons are compromised or lost. This may include functions such as speech, movement and memory. Ultimately, the loss of brain tissue can result in death. A neuroprotectant drug that can halt the stroke cascade at a key step has the potential of preserving brain tissue in the penumbra and limiting the loss of neurological function.

Because the death of neurons and expansion of the penumbra occur over a period of many hours to several days, there are windows of opportunity (clinically called therapeutic windows) for intervening at key steps in the stroke cascade with various neuroprotectant drugs. An early step in this cascade is associated with “glutamate excitotoxicity”, a mechanism that provides a short therapeutic window, typically within the first 60 minutes after a stroke. This early step in the cascade leads to damage to mitochondria, the key structures within the neuron that regulate energy.

In a later stage in the cascade, the damaged mitochondria generate free radicals, which damage both the affected neuron and surrounding neurons, ultimately leading to the death of these neurons hours to days later. This free radical generation provides a longer and therefore more clinically relevant therapeutic window during the first 12 hours after stroke.

During the 1990s, a number of potential neuroprotectant drugs that block glutamate excitotoxicity were tested. In animal models of acute ischemic stroke, many of these drugs were effective in mitigating further damage caused by the stroke cascade when given within 30 minutes, and occasionally up to two hours, after stroke. However, when subsequently tested in human patients up to 12 hours after stroke, they did not demonstrate statistically significant efficacy. Thus, the therapeutic window to block glutamate excitotoxicity, the target of these drugs, was too short (less than two hours) to be clinically useful for a significant number of stroke patients. Moreover, some of these drugs had serious side effects, which required testing in human patients at doses lower than those levels that had demonstrated efficacy in preclinical animal models.

Given the history of failed clinical trials for stroke drugs, an industry/academic roundtable group was convened in the late 1990s to establish a stringent set of preclinical and clinical criteria designed to guide the successful development of neuroprotectant drugs. This group published the Stroke Therapy Academic Industry Roundtable criteria (the STAIR criteria) in 1999 in order to improve the selection process for a drug to enter pivotal human clinical trials. Based on our research and review of published data, we believe Cerovive is the only stroke drug that has met all of the STAIR criteria.

The Cerovive Solution

Cerovive binds to and inactivates (or traps) free radicals thereby protecting brain cells from damage caused by a stroke, but, unlike a thrombolytic, it does not restore blood flow. It has been shown to reduce the death and damage of neurons in animal models of stroke. The functional improvement seen in these models shows the potential to preserve functions such as speech, movement and memory in stroke patients. By trapping free radicals, Cerovive targets a more clinically relevant therapeutic window than many drugs previously tested. Cerovive may also have mechanisms of action that protect neurons beyond its function as a free radical trap. We believe that Cerovive is positioned to be the first neuroprotectant drug marketed for stroke in the United States and Europe.

Cerovive represents the first use of a class of compounds called nitrones to be developed in the clinic for stroke. Cerovive demonstrates neuroprotective efficacy in both transient and permanent occlusion ischemic stroke models and hemorrhagic stroke models in rats, in permanent occlusion ischemic stroke models in monkeys and in another stroke model in rabbits. It has been shown to substantially lessen both motor and cognitive disability and to reduce infarct volume in monkeys when administered four hours after the onset of an ischemic stroke.

We believe that Cerovive may have another therapeutic value for stroke patients as well. When blocked arteries are unblocked, either spontaneously or by a thrombolytic drug, a rapid increase in blood flow, called reperfusion, occurs resulting in further brain damage, called reperfusion injury. Much of the reperfusion injury involves a sudden increase in free radicals. Following many ischemic strokes, there is spontaneous unblocking of arteries (thrombolysis). About half of stroke patients spontaneously reperfuse within three to four days. We believe that the continuous intravenous administration of Cerovive for 72 hours will continue to protect the brain of stroke patients against the damage that occurs from the production of free radicals during both spontaneous reperfusion and reperfusion induced by thrombolytic drugs. If Cerovive receives marketing approval, we believe it may be used both as a monotherapy as well as in combination with tPA and other thrombolytic (blood flow increasing) therapies that are currently being developed.

Prior Clinical Trials

A total of ten clinical trials have been performed with Cerovive, two trials in subjects with acute ischemic or hemorrhagic stroke (184 subjects exposed to Cerovive), seven in healthy subjects (286 subjects exposed to Cerovive) and one in subjects with kidney impairment (24 subjects exposed to Cerovive). Four double-blinded, placebo controlled trials have been performed in healthy volunteers to explore safety, tolerability, absorption, metabolism, distribution and excretion of Cerovive administered intravenously (i.v.) for eight to 72 hours in increasing doses. The adverse events that occurred were not considered clinically significant and Cerovive was hence judged to be well tolerated in healthy volunteers in these trials.

Two Phase IIa trials were performed to evaluate safety and tolerability of 72-hour infusions of Cerovive in subjects with acute stroke. The first trial enrolled 135 subjects with ischemic stroke and fifteen subjects with hemorrhagic stroke. The second trial enrolled 135 subjects with symptoms of acute ischemic stroke. The study drug was initiated within 24 hours of symptom onset. Cerovive was well tolerated with no concerns raised by the safety evaluation.

These Phase IIa clinical trials were primarily designed to examine the safety of Cerovive. In May 2003, AstraZeneca advanced Cerovive into Phase III clinical trials. We believe Cerovive is a strong Phase III product candidate based on the Phase II data, when combined with all of the other clinical safety data, the compelling efficacy shown in preclinical animal models in monkeys and rodents, and our belief, based on our research and review of published data, that Cerovive is the only neuroprotectant drug to have passed the STAIR criteria.

We believe that Cerovive enters Phase III clinical trials with strong preclinical and clinical data on safety and efficacy. Our belief, based on our research and review of published data, is that Cerovive is the only neuroprotectant that has met the STAIR criteria, and is the only drug that has been shown to substantially decrease both motor and cognitive disability in primates when given four hours after stroke.

Current Clinical Trials

AstraZeneca is conducting two multi-national, multicenter, randomized, double-blinded studies to test Cerovive (NXY-059) versus a placebo. “Double-blind” means neither the researcher nor the patient knows whether the patient has received the drug or the placebo. “Randomized” means that patients are randomly assigned to receive the drug treatment or the placebo. These two Stroke-Acute Ischemic-NXY Treatment (SAINT) trials are currently underway. The first trial, SAINT-I, is being conducted in Europe, Australia, South Africa and Asia and is planned to include more than 1,500 subjects. It will involve more than 200 centers across 24 countries. The second trial, SAINT-II, is being conducted in the United States, Canada and South America and is planned to include more than 1,500 subjects at more than 200 sites. The first patient was dosed in May 2003. A global safety trial scheduled to commence in 2004 is planned to include approximately 600 subjects with acute hemorrhagic stroke. Patient recruitment is proceeding consistent with the goal announced by AstraZeneca to request regulatory approval in 2006.

The Phase III trials are designed to determine the efficacy and evaluate the safety of Cerovive when administered up to six hours after the onset of symptoms. The drug is being administered as a one-hour i.v. loading-dose infusion followed by a 71-hour i.v. maintenance dose. Phase III clinical trials are being conducted with similar drug exposure and time window for which behavioral efficacy has been shown in primates. The mean time for the start of drug administration for each trial in acute ischemic stroke, and for all centers within these trials, is four hours after the onset of symptoms. In addition to this time limitation, to be enrolled in the SAINT trials, patients must show symptoms of acute ischemic stroke with limb weakness and have had full functional independence before stroke. The primary outcome will be measured three months after stroke by examining functional deficit (overall recovery and recovery of motor function) as measured by a standard neurological scoring system called the modified Rankin Scale.

The SAINT-I and SAINT-II clinical trials were designed with several interim analyses. At each interim analysis, an independent data and safety monitoring board will review patient data to evaluate the safety or efficacy of Cerovive. At such time, a decision can be made to either stop or continue the clinical trials.

Commercialization

Renovis has licensed to AstraZeneca the rights to develop, market and sell Cerovive worldwide. Pursuant to a license agreement, AstraZeneca made a $4.5 million milestone payment to Renovis when it commenced the Phase III clinical trials. AstraZeneca may be required to make additional milestone payments to Renovis in the future upon regulatory filings and marketing approvals of Cerovive in the United States and other territories. Furthermore, Renovis is entitled to receive mid-teen percentage royalties on worldwide net sales of Cerovive. AstraZeneca has announced a goal to submit regulatory applications for Cerovive in 2006.

If Cerovive meets its target product profile, we believe this product will be adopted rapidly by physicians in an area with a significant medical need due to the limitations of existing therapies and the severe nature of the disabilities suffered by many stroke patients. As one of the world’s leading pharmaceutical companies, AstraZeneca’s global regulatory, sales and marketing capabilities should allow it to drive rapid product adoption and use throughout the world. In addition, AstraZeneca is well positioned to potentially broaden the clinical uses and tests of the drug in related indications involving brain injury.

REN-1654

REN-1654 is an oral drug that we are evaluating in Phase II clinical trials for the treatment of certain types of neuropathic pain. Despite the wide assortment of prescription pain relievers already available, a number of specific types of pain, including neuropathic pain, remain inadequately treated. REN-1654 has been shown to decrease inflammatory signaling that we believe plays a significant role in the damage of nerve cells underlying certain forms of neuropathic pain.

Market Opportunity

Neuropathic pain is a form of pain that results from damage to nerves. The damage may result from a variety of causes, including illness, injury, and exposure to the toxic effects of chemotherapy drugs. Regardless of its original cause, neuropathic pain may persist for months or years after the original nerve damage occurs. We believe that an anti-inflammatory drug for the nervous system could be used following illness or injury to prevent the onset of, or reduce, many forms of neuropathic pain.

According to Pharmaprojects, a healthcare publication, each year approximately 26 million people worldwide suffer from some form of neuropathic pain. Several of the common forms of neuropathic pain can be traced to inflammation of peripheral nerves, including post-herpetic neuralgia (PHN) and sciatica. PHN is a complication of “shingles”, a recurrence in adults of a severe skin rash caused by the virus herpes zoster. Sciatica is a common type of back and leg pain characterized by compression and inflammation of the sciatic nerve.

Conventional analgesics, or pain relievers, are typically ineffective in treating neuropathic pain. As a result, drugs originally developed as anti-depressants and anti-convulsants, are frequently prescribed for neuropathic pain. One of these drugs, gabapentin, was originally approved as an anti-convulsant for the treatment of epilepsy and later became approved for treatment of PHN. Based on figures reported by Datamonitor, in 2002, sales of gabapentin exceeded $2.2 billion, a significant portion of which related to use of the drug to treat PHN and other forms of neuropathic pain. Gabapentin and other drugs currently prescribed for neuropathic pain are not effective in a high proportion of patients and, even where effective, frequently provide only modest pain relief at the expense of adverse side effects. Accordingly, there is a significant need for improved neuropathic pain therapies.

Scientific Overview

Inflammation in the nervous system is a common cause of multiple types of neuropathic pain. REN-1654 reduces inflammation in the nervous system by decreasing the release of tumor necrosis factor a (TNFa), a signaling molecule used by the immune system and certain cells in the nervous system. During inflammation, TNFa is thought to play a key role both in directly causing an increase in pain signaling and in damaging nerves by increasing the inflammatory response. Examples of neuropathic pain that involve inflammation include PHN and chemotherapy-induced neuropathy. In addition, long-term neuropathies can develop in other inflammatory pain conditions such as sciatica, lower back pain, neck pain and carpal tunnel syndrome.

The potential utility of TNFa inhibition as a strategy for treating certain types of neuropathic pain has been demonstrated in human studies. Drugs such as infliximab, which act by inhibiting TNFa, have demonstrated therapeutic potential in pilot studies of patients with sciatica. While cost and route of administration significantly limit the practical utility of these and other similar injectable drugs as treatments for neuropathic pain, they validate TNFa inhibition as a therapeutic strategy for these common types of neuropathic pain involving significant nerve inflammation.

The REN-1654 Solution

REN-1654 is an oral, small molecule drug that we believe will be effective as a treatment for certain types of neuropathic pain in which nerve inflammation plays a significant role. REN-1654 penetrates into the nervous system effectively and has a half-life which facilitates once-daily dosing. It has been shown to inhibit the release of TNFa by certain cell types. By decreasing the amount of TNFa in and around neurons, REN-1654 should reduce the nerve signaling and resulting pain caused by TNFa and decrease the amount of inflammation which leads to nerve damage. REN-1654 has demonstrated efficacy in preclinical models of neuropathic pain involving inflammation.

Clinical Trials

In ten previous safety trials REN-1654 was orally administered to approximately 300 subjects, establishing the safety of the drug for further clinical development. In July 2003, we submitted a new IND to the FDA to commence trials for neuropathic pain. We initiated a Phase II clinical program for REN-1654 in October 2003. Our first clinical trial is a double-blinded, randomized trial versus a placebo designed to evaluate the effect of REN-1654 on pain in response to localized skin inflammation in healthy volunteers. The second trial underway with REN-1654 is intended to evaluate the efficacy of the drug candidate in patients with or at risk for PHN. This is also a multi-center, double-blinded, randomized trial versus a placebo. We are evaluating a trial designed to explore the effectiveness of REN-1654 for treatment of sciatica. We plan to conduct a total of five Phase II and Phase III clinical trials over the next three years.

Commercialization

Our current plan is to independently develop REN-1654 through at least Phase II trials. Thereafter, we may seek strategic partners in international markets and potentially the United States. We currently plan to retain U.S. co-promotion rights, at a minimum, as part of any collaboration we establish for development and commercialization of REN-1654. We hold exclusive worldwide rights to patents covering REN-1654. We hold composition-of-matter and method-of-use patents which protect REN-1654 in the United States and other territories.

REN-213

REN-213 is an intravenous drug for acute post-operative pain that is in a Phase II clinical trial. REN-213 is a patented combination of two marketed, off-patent drugs: nalbuphine, used for pain during labor and delivery, and naloxone, used to treat opiate overdose. Human patients treated with a precise, patented ratio of nalbuphine and naloxone in investigator-initiated studies have reported pain relief comparable to the relief provided by morphine without reporting the constipation, respiratory depression, nausea and cognitive impairment frequently associated with the use of morphine. We currently anticipate beginning additional Phase II trials during the first quarter of 2004. We believe that REN-213, if approved for commercialization, has the potential to capture a significant share of the post-operative pain market.

Market Opportunity

According to data published in the Cleveland Clinic Journal of Medicine, there are more than 31 million surgeries performed in the United States each year that require drugs for post-operative pain. When tissues are damaged as a result of surgery, electrical “pain” signals are transmitted from the injured tissues through nerve fibers into the spinal cord and up to the brain.

Transmission of pain signals is decreased (producing a decrease in pain, or analgesia) by drugs that bind specifically to opioid receptors, molecules located on the surface of nerve cells. Such drugs are termed opioid receptor agonists. There are at least three types of opioid receptors (mu, kappa and delta), each of which produces analgesia when activated. Frequently prescribed narcotic analgesics (e.g., morphine, fentanyl, oxydodone and hydrocodone) bind to and activate mu-opioid receptors in the brain and spinal cord and are known as mu-opiates.

Morphine and other existing narcotic mu-opiates are presently the standard-of-care for post-operative acute pain. Unfortunately, these narcotics have serious side effects including constipation, respiratory depression (a dangerous slowing of breathing, especially common among elderly patients), nausea, itching, confusion and addiction (when given for chronic pain). These side effects may delay recovery and hospital release and frequently limit dosages that can be administered, such that optimal control of pain is not achieved. In addition, because mu-opiates have the potential to cause addiction and be abused, drugs like morphine are regulated by the U.S. Drug Enforcement Agency (DEA).

Scientific Overview

REN-213 is an injectable analgesic product that combines two approved off-patent drugs formulated in a specific, patent-protected ratio. REN-213 combines nalbuphine, a kappa-opiate, with naloxone, an opiate antagonist (which binds to and blocks opiate receptors). Unlike morphine and other mu-opiate narcotics, neither nalbuphine nor naloxone is designated as a controlled drug by the DEA. For decades, pharmaceutical companies, doctors and other healthcare professionals have been searching for an alternative to morphine and other mu-opiates that do not have the side effects of these drugs. Historically, one attractive alternative to mu-opiates were the kappa-opioid receptor agonists, or kappa-opiates, such as nalbuphine (which is a kappa-opiate agonist and also a weak mu-opiate antagonist). Researchers found that compounds activating kappa-opioid receptors also produce analgesia but with minimal side effects in animal testing. Studies in animals and humans also suggested that drugs activating the kappa-opioid receptors are unlikely to cause addiction. However, kappa-opiates produced a significant, unexpected side effect in humans that had not been seen in preclinical animal tests: increased pain, or anti-analgesia, most acutely in men. The increased pain caused by kappa-opiates has previously prevented the development of such compounds into widely-used analgesic drugs.

The REN-213 Solution

REN-213 eliminates the previously described anti-analgesic side effect by combining nalbuphine, a kappa-opiate, with naloxone, an opiate antagonist, at a fixed ratio. The anti-analgesic side effect of kappa-opiates is only observed in humans and not other animals. Because REN-213 has this property, it was developed by an academic physician-scientist exclusively in human clinical studies. We believe REN-213 may provide equal or superior pain control as compared to morphine and other mu-opiate analgesics but without significant side effects such as constipation, respiratory depression, nausea, itching and confusion.

Prior Clinical Studies

REN-213 was invented by an academic physician-scientist based on human clinical studies as part of his research to determine why kappa-opiates produced pain in humans and most acutely in men. He hypothesized that these anti-analgesic properties were being generated via another opioid receptor. This hypothesis was verified when he determined that co-administration of a low dose of naloxone, an opiate receptor antagonist which had no analgesic action alone, reversed the pain-enhancing effect of nalbuphine and produced long-lasting, enhanced analgesia in both men and women. These studies involved more than 370 patients who had undergone major dental surgery.

Current Clinical Trials

We completed a Phase I clinical trial for REN-213 in December 2003. We are currently conducting a Phase II clinical trial of REN-213. We plan to conduct a total of eight Phase II and Phase III clinical trials on REN-213 over the next two years. Two of our eight clinical trials will be conducted in healthy volunteers, two trials in dental patients with post-operative pain, one trial in adults with polysubstance abuse, and three trials in post-operative patients immediately after non-dental surgery requiring general anesthesia. We plan to commence additional Phase II trials in the first quarter of 2004, and thereafter two Phase III trials of 180 patients each. We believe this entire clinical program can be completed by 2006.

Commercialization

We plan to develop REN-213 through all phases of its clinical development and to sell and market the drug in the United States. At the appropriate time in the development of REN-213, we plan to build a specialized sales and marketing organization to sell our products to hospitals, surgeons, oncologists and pain management specialists. As part of our strategy for commercializing REN-213, we are testing a nasal formulation of the product candidate that would enable treatment of acute post-operative pain patients following their release from the hospital. We intend to enter into strategic marketing agreements with, and grant additional licenses to, pharmaceutical companies to gain access to broader market segments, including general practitioners and international markets. We have the exclusive worldwide license to the U.S. patent for REN-213 and its follow-on patent applications for the development and commercialization of REN-213.

Research Programs

Our research is focused on developing new drugs to treat neurological diseases and disorders. According to data published by Frost & Sullivan, drugs that target central nervous system diseases and disorders represent the second largest sector of the worldwide drug market, accounting for more than $55 billion in worldwide drug sales in 2002. Our research in neurological diseases and disorders is focused in three therapeutic areas: pain, trauma and stroke, as well as neurodegenerative diseases. We pursue research programs in each of these therapeutic areas. Our neurobiology expertise includes broad capabilities in assay development, screening, lead optimization and target identification and validation. Our medicinal chemistry expertise includes the use of state-of-the-art technologies to turn initial promising compounds generated by our neuroscientists into drug candidates. Given our current neurobiology and chemistry capabilities, our goal is to file one new IND with the FDA each year, beginning at the end of 2004.

Pain

Pain, the unpleasant sensation associated with actual or potential tissue damage, comes in two forms: acute and chronic. Both forms of pain represent major medical needs.

VR1 Antagonist Program.    Key mediators of pain signaling are ion channels, which regulate the flow of different ions (charged atoms) between the inside and outside of neurons. The transient receptor potential (TRP) ion channels constitute a large and diverse family, several of which are thought to mediate pain signaling and are attractive targets for drug discovery. The best known of these is the vanilloid receptor 1 (VR1).

We believe that a drug that blocks VR1, preventing it from activating nerve cell signaling, could provide a non-narcotic analgesic and would also be useful for treating non-neurological conditions such as inflammatory bowel disorders and asthma. We have several lead development candidates and intend to move one or more into preclinical development in 2004. To date, we retain all commercial rights to the VR1 antagonist program.

Nitrone Analgesic Program.    In a parallel program, we are working on a different proprietary class of non-opiate analgesics for acute and chronic pain. We have developed a series of nitrone-based analgesic agents which are active in rat and mouse models of neuropathic pain. To date, we retain all commercial rights to this program.

Trauma and Stroke

Trauma and stroke include conditions in which the nervous system is physically injured (trauma), as well as conditions in which the blood supply to nervous system tissue is disrupted (stroke), both leading to acute damage. In trauma and stroke, free radical generation plays a key role in generating damage to nervous system tissue above and beyond the damage directly caused by the physical injury or lack of oxygen and nutrients.

Next-Generation Neuroprotectant Program.    Compounds that reduce free radicals (e.g., free radical trapping agents such as Cerovive) protect tissues against the damage caused by free radicals that occurs during trauma and stroke. Cerovive, the first nitrone-based neuroprotectant to be developed in the clinic for the indication of stroke, is administered via intravenous injection. We are developing next generation orally active nitrone-based compounds for the treatment of trauma, stroke and other related neurological diseases. AstraZeneca may have the right to license certain compounds developed through this program.

Other Programs.    We have entered into a pilot research study collaboration with Merck & Co., Inc. (Merck), to investigate the effect of a specific class of small molecule therapeutics for the treatment of certain nervous system indications involving trauma. In addition, we have also identified potential protein biotherapeutics that may facilitate nerve regrowth, repair and restoration of function following damage to the nervous system arising from spinal cord injury and other neurological diseases and disorders. We have entered into a collaboration with Genentech to pursue certain of these opportunities.

Neurodegenerative Diseases

Neurodegenerative diseases are characterized by progressive nervous system dysfunction in which neurons in particular structures or regions of the brain deteriorate or die over time. Such conditions include Alzheimer’s Disease and Parkinson’s Disease, as well as disorders such as Multiple Sclerosis, which is a nervous system “autoimmune disease” in which cells from the immune system inappropriately attack the body’s own tissues. While the first cause of each disease is debated among scientists and clinicians, it is clear that inflammation plays a large role in the progression of these diseases.

Leukocyte Trafficking Inhibitor Program.    In neurodegenerative diseases, leukocytes (white blood cells) from both inside and outside the nervous system cause inflammatory damage. We have commenced preclinical development of an orally active small molecule lead drug from a series of proprietary compounds that acts as an inhibitor of leukocyte trafficking, blocking the entry of these damage-inducing leukocytes into the nervous system. These compounds may also be useful for inflammation-related neurodegenerative disorders such as Multiple Sclerosis. We currently retain all commercial rights to this program.

TNFa Release Inhibitor Program.    Tumor necrosis factor a (TNFa) is a leukocyte signaling molecule that is capable of directly damaging tissue in the nervous system and increasing the activation of leukocytes at the site of nervous system inflammation. We are developing proprietary small molecule compounds that block the release of TNFa in the nervous system. To date, we retain all commercial rights to this program.

Strategy

Our goal is to become the leading biopharmaceutical company focused on discovering, developing and commercializing novel drugs to treat neurological diseases and disorders. The key elements of our strategy for achieving this goal are to:

Build a balanced portfolio of product candidates based on neurological diseases and disorders.    We believe that our scientific expertise is broadly applicable to a wide range of neurological diseases and disorders and that expanding our product portfolio will mitigate some of the risks associated with drug development. We currently have eight distinct programs in various stages of research and development in the areas of pain, trauma and stroke and neurodegenerative diseases. The development and commercialization of one of these programs, Cerovive, is the responsibility of our exclusive licensee AstraZeneca. We intend to advance the other seven programs through research, development and commercialization as rapidly as practicable, while taking an opportunistic approach to acquiring or in-licensing additional product candidates. We believe our scientific expertise enables us to effectively identify and capitalize on external product opportunities as evidenced by our acquisition of product candidates from Centaur and our in-licensing of REN-213 from a research institution. We also intend to undertake new discovery projects to identify novel product opportunities for internal development or collaboration.

Independently pursue significant market opportunities in indications that can be tested in clinical trials that involve clear patient outcomes and short periods of patient follow-up, such as acute post-operative pain.    We focus our internal clinical development efforts on product opportunities that we believe can be commercialized or partnered based on results from rapid and cost-effective clinical programs. Such programs generally have clear efficacy endpoints and relatively brief periods of treatment and patient follow-up. Our first product candidates for pain, REN-1654 and REN-213, fit these parameters.

Establish selective corporate collaborations to assist in the development and commercialization of our products while retaining significant commercial rights.    We leverage the development, regulatory and commercialization expertise of AstraZeneca to mitigate risk and accelerate the development of Cerovive. We intend to selectively form additional corporate collaborations to further leverage our internal resources to undertake projects that are beyond our resources while retaining co-promotion or commercial rights in the United States. Such projects include establishing an international sales capability and completing large and costly clinical trials.

Develop a specialized U.S. sales and marketing organization to commercialize our lead products in pain.    We intend to retain all or a significant portion of U.S. commercialization rights to our most advanced, internally developed product candidates, REN-1654 and REN-213. At the appropriate time in the development of REN-213, we intend to build a focused sales and marketing organization to promote REN-213 to physicians who frequently prescribe medications to treat acute post-operative pain. Because these physicians are primarily hospital-based and concentrated in major metropolitan areas, we believe that we can effectively promote REN-213 with a focused sales and marketing organization. Similarly, we believe that a relatively small number of specialist physicians (e.g., neurologists and pain specialists) frequently prescribe medications for neuropathic pain and influence the practice and prescribing habits of broader groups of physicians. We intend to leverage the sales and marketing organization built to support REN-213 to also reach these high-prescribing specialist physicians with information about the appropriate use of REN-1654. We believe that developing a specialized internal sales capability in the future will be essential component of achieving our goal to become the leading, fully-

integrated biopharmaceutical company focused on developing and commercializing drugs to treat neurological diseases and disorders.

Strategic Alliances

AstraZeneca

Our agreement with AstraZeneca grants them exclusive worldwide rights to develop, manufacture and market Cerovive. Under the agreement, we are entitled to receive future milestone payments upon occurrence of each of the following events: filing of a marketing authorization application with European or Japanese regulatory authorities, approval of such marketing authorization application, filing of an NDA with the FDA and approval of such NDA. We are also entitled to mid-teen percentage royalties on worldwide net sales of Cerovive. AstraZeneca has responsibility for all aspects of clinical development under the agreement, including all costs. The agreement also establishes AstraZeneca’s and our rights and obligations involving defined product opportunities that may arise in the future from our nitrone chemical platform.

If we identify any nitrone-based drug candidate similar to Cerovive (i.e., that functions as a specific type of free radical trap) as a development candidate for stroke or stroke pain, traumatic brain injury or certain types of dementia, AstraZeneca would be entitled to license the compound from us on the terms and conditions of the agreement. If we identify a compound of the same type in the areas of neurodegenerative diseases or psychiatric disorders outside the areas identified above, which we choose to partner with a third party, we are obligated to notify AstraZeneca and consider in good faith any interest it may have in such partnership opportunity. If we commercialize a compound with a third party in the areas of neurodegenerative diseases or psychiatric disorders (and, in the event AstraZeneca relinquishes its rights to products for stroke, stroke pain, traumatic brain injury or certain types of dementia), we will be required to pay AstraZeneca a low single-digit percentage royalty on worldwide net sales of that product.

Our agreement with AstraZeneca expires on the later of fifteen years after the first commercial sale of a licensed product, or the expiration of applicable patents, on a country-by-country basis. Additionally, AstraZeneca can terminate the agreement either in whole or in part, without cause, upon 12 months notice.

Genentech

In December 2003, we entered into a collaborative research, development and license agreement with Genentech for the discovery and development of drugs that inhibit pathological or tumor angiogenesis and promote nerve re-growth following nervous system injury. Under the terms of the agreement, Genentech will pay us an upfront license and technology access fee of $5.25 million and will make a $3.0 million equity purchase concurrent with this offering. In addition, we are eligible to receive future milestone and royalty payments on therapeutic products emerging from the collaboration that are developed and commercialized by Genentech. In exchange, Genentech obtained exclusive worldwide rights to research, develop, manufacture and commercialize protein-based therapeutics and other drug compositions for the treatment of cancer and other diseases in which mechanisms underlying new blood vessel growth play a significant role. Under the collaboration, we will be responsible for evaluating protein biotherapeutic candidates in preclinical models of spinal cord injury. Unless Genentech exercises certain rights and makes additional payments to us, we will have the right to develop and commercialize products arising from the collaboration that are specifically useful for the treatment of central and peripheral nervous system diseases and conditions. We are required to make royalty payments, and in certain cases milestone payments, to Genentech on therapeutic products that we develop and commercialize under the collaboration.

Merck

As part of our strategy to build a balanced portfolio of product candidates, in July 2003, we entered into a patent license and research collaboration agreement with Merck. Under this agreement, we are collaborating with Merck to ascertain whether certain drug compounds provided by Merck may have utility in certain conditions affecting the central nervous system. We hold method-of-use patents for the class of drugs being evaluated. The term of the agreement is nine months. We anticipate our expenses related to research programs under this agreement to be approximately $500,000. Depending upon experimental results obtained during the collaboration, we and Merck may decide to extend the agreement beyond the original term.

Intellectual Property

Patents, Trade Secrets and Licenses

The following factors are important to our success:

•	receiving patent protection for our product candidates;

•	not infringing on the intellectual property rights of others;

•	preventing others from infringing our intellectual property rights; and

•	maintaining our patent rights and trade secrets.

We actively seek, when appropriate, protection for our products, technologies and proprietary information through U.S. and foreign patents. In addition, we rely upon trade secrets and contractual arrangements to protect our proprietary information.

As of January 1, 2004, we own more than 30 U.S. patents, 15 U.S. patent applications, 55 foreign patents and 90 foreign patent applications related to our technologies, compounds and their applications in pharmaceutical development or their use as pharmaceuticals. In particular, we own patents and patent applications which materially relate to our ability to develop and commercialize our product candidate REN-1654. As of January 1, 2004, we have licensed, from institutions such as the Oklahoma Medical Research Foundation (OMRF), the University of Kentucky Research Foundation (UKRF), the Regents of the University of California (the Regents) and others, the exclusive rights to more than 35 U.S. patents, 20 U.S. patent applications, 100 foreign patents and 55 foreign patent applications related to our technologies, compounds and their applications in pharmaceutical development or their use as pharmaceuticals. We face the risk that one or more of the above patent applications may be denied. We also face the risk that our issued patents may be challenged or circumvented or may otherwise not provide protection for any commercially viable products we develop. We also note that U.S. patents and patent applications may be subject to interference proceedings and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. In the event that we seek to enforce any of our owned or exclusively licensed patents against an infringing party, it is likely that the party defending the claim will seek to invalidate the patents we assert, which, if successful, would result in the entire loss of our patent or the relevant portion of our patent and not just with respect to that particular infringer. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

In addition, our ability to assert our patents against a potential infringer depends on our ability to detect the infringement in the first instance. Many countries, including certain European countries, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties in some circumstances (for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Compulsory licensing of life saving drugs is also becoming increasingly popular in developing countries either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which could limit our potential revenue opportunities. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection which makes it difficult to stop infringement.

Our success will also depend in part upon our not infringing patents issued to others. If our product candidates are found to infringe the patents of others, our development, manufacture and sale of such potential products could be severely restricted or prohibited. In this regard, we have received correspondence from a third party that alleges that certain of our compositions and methodologies fall within the scope of patents owned by this individual. Although we do not believe that these patents seriously harm our ability to develop and commercialize our products, we cannot be certain of this. We are also aware of certain third party patents relating to the use of certain opioid agonists in conjunction with certain opioid antagonists that are the subjects of re-examination proceedings on the basis that the claims of such patents are invalid. Although we believe that these claims are indeed invalid and/or not infringed and will not seriously harm our ability to develop and commercialize our products, we cannot be certain of this. It is likely that in the future we will encounter other similar situations which will require us to determine whether we need to license a technology or face the risk of defending an infringement claim.

Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit brought against us or our strategic partners or licensees, we or our strategic partners or licensees may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party’s intellectual property unless that party grants us or our strategic partners or licensees rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if our strategic partners, licensees or we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Much of our technology and many of our processes depend upon the knowledge, experience and skills of our scientific and technical personnel. To protect rights to our proprietary know-how and technology, we generally require all employees, contractors, consultants, advisors, visiting scientists and collaborators as well as potential collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information. The agreements with employees and consultants also require disclosure and assignment to us of ideas, developments, discoveries and inventions. These agreements may not effectively prevent disclosure of our confidential information or provide meaningful protection for our confidential information.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel.

We also use as advisors and consultants individuals who are currently employed by universities. Most of these individuals are parties to agreements pursuant to which some of the work product created by these individuals belongs to their respective universities. While we and these individuals try to maintain records which make it clear that the work these individuals do for us is not subject to their agreements with universities, it is always possible that a university will assert an ownership claim to the work of one or more of these individuals.

OMRF and UKRF.    We hold the exclusive, worldwide license to specified intellectual property related to Cerovive owned by OMRF and UKRF pursuant to a license agreement entered into in July 1992. In consideration for this technology license, we are obligated to pay OMRF and UKRF low-single digit royalties on any future net sales of products relating to our license, subject to a minimum annual royalty payment of $25,000 through the year the FDA first approves an NDA and $100,000 annually thereafter. The license agreement terminates upon the later of the expiration of the last of any patent rights to licensed products that are developed under the agreement or 15 years from the effective date of the agreement. We may terminate the license agreement for any reason following six months written notice to OMRF and UKRF.

OMRF.    We hold the exclusive, worldwide license to specified intellectual property related to nitrones that are potential therapeutics owned by OMRF pursuant to a license agreement entered into in January 1998. In consideration for this technology license, we are obligated to pay OMRF royalties on any future net sales of products relating to our license, subject to minimum annual royalty payments of $10,000. In addition, we are obligated to pay OMRF milestone payments if we reach certain regulatory milestones. The license agreement terminates upon the later of the expiration of the last to expire of any patent rights to licensed products that are developed under the agreement or 15 years from the effective date of the agreement. We may terminate the license agreement for any reason following six months written notice to OMRF.

The Regents of the University of California.    We hold the exclusive, worldwide license to specified intellectual property related to REN-213 owned by the Regents pursuant to a license agreement entered into in December 2002. In consideration for this technology license, we paid a license fee to the Regents which requires additional annual payments in 2003 and 2004. We are also obligated to pay the Regents royalties on any future net sales of products relating to our license. In addition, we are obligated to make payments to the Regents based on meeting certain regulatory and clinical milestones. The license agreement terminates upon the expiration of all patent rights licensed thereunder. We may terminate the license agreement for any reason following 60 days written notice to the Regents.

We hold two exclusive, worldwide licenses to specified intellectual property related to targets and potential protein biotherapeutics relevant for inhibition of tumor angiogenesis and other pathological diseases and for nerve regeneration and repair, owned by the Regents pursuant to license agreements entered into in June 2001 and November 2002, respectively, each as amended in December 2003. In consideration for these technology licenses, we paid license fees to the Regents. We are required to make additional annual payments on the November 2002 license. We are also obligated to pay the

Regents royalties on any future net sales relating to our licenses subject to specified minimum annual royalty payments of $25,000 for products developed under the June 2001 license and $50,000 for products developed under the November 2002 license. In addition, we are obligated to make payments to the Regents based on meeting certain regulatory and clinical milestones. The June 2001 license automatically terminates upon the date of expiration of the last to expire patent under the license. The November 2002 license automatically terminates on or after December 31, 2018.

Cutanix.    In December 2002, Centaur assigned all of its rights and obligations under an agreement with Cutanix Corporation (Cutanix) to us. Pursuant to this agreement entered into in January 1998, Cutanix received the right to exclusively develop and commercialize individual compounds for use in the fields of dermatology and cosmetics and other skin care applications. In September 2002, the agreement with Cutanix was amended to clarify and modify the scope of technology to which Cutanix had rights, redefine the criteria allowing Centaur and Cutanix to claim certain exclusive rights to develop and commercialize compounds within the Centaur compound library licensed under the agreement, as well as provide a defined mechanism for access by Cutanix of certain proprietary technology and compound samples. Resulting modifications included limitation of the license granted to Cutanix to cover only technology existing as of July 31, 2002, the termination of the right for Centaur to be the exclusive supplier of active compounds to Cutanix and the explicit exclusion of certain compounds under development by Centaur and Cutanix as long as they continue to be in development. There are no ongoing fees or expenses payable by us under this agreement.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	preclinical laboratory and animal tests;

•	submission of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	pre-approval inspection of manufacturing facilities and selected clinical investigators; and

•	FDA approval of a new drug application, or NDA, or NDA supplement, for an approval of a new indication if the product is already approved for another indication.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any new approvals for our products will be granted on a timely basis, if at all.

Prior to commencing the first clinical trial, we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, and the FDA must grant permission for each clinical trial to start and continue. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. Regulatory authorities or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

•	Phase I: Studies are initially conducted in a limited patient population to test the product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy humans or patients.

•	Phase II: Studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II trial that could, if positive, serve as a pivotal trial in the approval of a product candidate.

•	Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken in large patient populations to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical trial sites.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase IV studies may be made a condition to be satisfied after a drug receives approval. The results of Phase IV studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system.

The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA, or as part of an NDA supplement. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug product is intended to treat a chronic disease, as is the case with some of the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. Government regulation may delay or prevent marketing of product candidates or new diseases for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, additional regulatory approvals for Cerovive, REN-1654 or REN-213 would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new diseases for our product candidates. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Competition

We compete in the segment of the pharmaceutical market that treats neurological diseases and disorders, which is highly competitive. We face significant competition from most pharmaceutical companies as well as biotechnology companies that are also researching and selling products designed to treat neurological diseases and disorders. Many of our competitors have significantly greater financial, manufacturing, marketing and product development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. In addition, many universities and private and public research institutes are active in neurological research, some in direct competition with us. We also must compete with these organizations to recruit scientists and clinical development personnel.

We believe that our ability to successfully compete will depend on, among other things:

•	efficacy, safety and reliability of our product candidates;

•	timing and scope of regulatory approval;

•	the speed at which we develop product candidates;

•	completion of clinical development and laboratory testing and obtaining regulatory approvals for product candidates;

•	our ability to manufacture and sell commercial quantities of a product to the market;

•	product acceptance by physicians and other health care providers;

•	quality and breadth of our technology;

•	skills of our employees and our ability to recruit and retain skilled employees;

•	protection of our intellectual property; and

•	availability of substantial capital resources to fund development and commercialization activities.

Cerovive.    We believe that Cerovive, if approved and commercialized, would not face direct competition from products currently available to stroke victims. Moreover, we believe existing thrombolytic drugs such as tPA will be complementary to Cerovive. A number of organizations are conducting clinical trials of neuroprotectant drug candidates which, if approved and commercialized, would compete with Cerovive. Competitors include Bayer AG, Yamanouchi Pharmaceutical Co., Ltd., Ono Pharmaceutical Co., Ltd., Pharmos Corp., Indevus Pharmaceuticals Inc., Vertex Pharmaceuticals Incorporated and D-Pharm Ltd.

REN-1654.    If REN-1654 is approved and commercialized, it will face significant competition. The primary competition in the market for neuropathic pain is gabapentin, which is currently marketed by Pfizer Inc. In 2002, sales of gabapentin exceeded $2.2 billion, a significant portion of which related to the use of the drug for neuropathic pain. Gabapentin is expected to be available in generic form at a cost substantially below current levels beginning in 2004. Pfizer is also developing a successor product candidate to gabapentin called pregabalin, which has been shown in Phase III clinical trials to effectively treat many patients with neuropathic pain with fewer side effects than gabapentin. Competitors working on other treatments for neuropathic pain include NeurogesX, Inc., Novartis AG, CeNeS Pharmaceuticals plc and AstraZeneca.

REN-213.    If REN-213 is approved and commercialized, it will face significant competition. The primary competition in the market for acute post-operative pain is generic morphine. Several competitors are seeking drug candidates that would be used in combination with mu-opiates like morphine to mitigate one or more of the adverse side effects associated with their use. We believe these drug candidates are likely to be approved by the FDA and commercialized before REN-213. Competitors include Pain Therapeutics Inc., Progenics Pharmaceuticals, Inc., Adolor Corporation, CeNeS Pharmaceuticals and ConjuChem Inc.

Legal Proceedings

We are not involved in any material legal proceedings.

Facilities

On September 1, 2003, we commenced a lease on 60,235 square feet of office and laboratory space in South San Francisco, California. The space rented under this lease will increase to 70,235 total square feet on May 1, 2006. The lease expires on August 31, 2009, although we have an option to extend the lease until August 31, 2012. We also lease 15,500 and 9,000 square feet of office and laboratory space in South San Francisco and Redwood City, California, respectively, where we previously conducted our operations. These leases expire on September 30, 2005 and June 30, 2004, respectively. On October 31, 2003, we entered into a sublease for our former office and laboratory space in South San Francisco.

Employees

As of January 1, 2004, we had 72 full-time employees, including 26 Ph.D.s and M.D.s. In addition, we have contracted with consultants that we estimate are the equivalent of approximately 6.5 additional full-time employees, the majority of whom are engaged in clinical development activities, and three temporary employees that we estimate are the equivalent of 1.5 full-time employees. We believe our relations with our employees are good.

MANAGEMENT

Executive Officers, Directors and Key Employees

Our executive officers and directors, as of January 1, 2004, are as follows:

Name	Age	Position
Corey S. Goodman, Ph.D.	52	President and Chief Executive Officer; Director
John C. Doyle	35	Vice President, Finance and Chief Financial Officer
F. Jacob Huff, M.D.	55	Vice President, Clinical Development
Michael G. Kelly, Ph.D., MRSC	50	Vice President, Drug Discovery
Dushyant Pathak, Ph.D.	41	Vice President, Program Management and Corporate Development
Tito A. Serafini, Ph.D.	40	Vice President, Discovery Research and Chief Discovery Scientist
Edward E. Penhoet, Ph.D. (1)(2)	63	Chairman of the Board of Directors
Michael J. Callaghan (3)(4)	51	Director
Farah H. Champsi (3)	42	Director
Nancy M. Crowell (1)(5)	55	Director
Anthony B. Evnin, Ph.D. (1)(6)	62	Director
John H. Friedman (1)(7)	50	Director
Yasunori Kaneko, M.D. (3)(8)	50	Director
Edward M. Scolnick, M.D. (2)	63	Director
John P. Walker (2)	55	Director

(1)	Member of the compensation committee.

(2)	Member of the nominating and governance committee.

(3)	Member of the audit committee.

(4)	Mr. Callaghan was elected to our Board of Directors in connection with the asset acquisition from Centaur.

(5)	Ms. Crowell was elected to our Board of Directors in connection with the investment by Flagship Ventures affiliated funds in our Series C preferred stock financing.

(6)	Dr. Evnin was elected to our Board of Directors in connection with the investment by Venrock Associates affiliated funds in our Series B preferred stock financing.

(7)	Mr. Friedman was elected to our Board of Directors in connection with the investment by Easton Hunt Capital Partners, L.P. in our Series E preferred stock financing.

(8)	Dr. Kaneko was elected to our Board of Directors in connection with the investment by Skyline Ventures affiliated funds in our Series B preferred stock financing.

Corey S. Goodman, Ph.D. has served as our President and Chief Executive Officer and a Director since September 2001 and is a co-founder of Renovis. From 1987 to 2001, Dr. Goodman was a professor at the University of California, Berkeley, most recently as the Evan Rauch Professor of Neuroscience, the Director of the Wills Neuroscience Institute and an Investigator with the Howard Hughes Medical Institute. From 1979 to 1987, Dr. Goodman was on the faculty of Stanford University. Dr. Goodman is a member of the National Academy of Sciences, American Academy of Arts and Sciences and the American Philosophical Society. Dr. Goodman’s honors include the Alan T. Waterman Award in 1983, the Gairdner Award in 1997 and the March-of-Dimes Prize in Developmental Biology in 2001. Dr. Goodman is Chair of the National Research Council’s Board of Life

Sciences and President of the McKnight Endowment Fund for Neuroscience. Dr. Goodman co-founded Exelixis, Inc., a biotechnology company, in 1994. Dr. Goodman received a B.S. in Biology from Stanford University, a Ph.D. in Neurobiology from the University of California, Berkeley and was a postdoctoral fellow at the University of California, San Diego. In addition to Renovis, Dr. Goodman is a member of the board of directors of a private information technology company.

John C. Doyle has served as our Vice President, Finance and Chief Financial Officer since August 2002. Mr. Doyle served as Director of Finance from 1999 until he was appointed Vice President, Venture Finance in 2000 at Garage Technology Ventures, a venture capital investment bank, where he raised capital for the firm’s principal investing activities and managed private placement operations. Prior to joining Garage Technology Ventures, Mr. Doyle was Controller of Tularik, Inc., a biotechnology company, from 1996 to 1999. Mr. Doyle managed financial reporting at Athena Neurosciences, Inc., a biotechnology company (acquired by Elan Corporation), during 1996 and was an auditor at Price Waterhouse LLP (now PricewaterhouseCoopers) from 1991 to 1996. Mr. Doyle is a Certified Public Accountant and received a B.S. in Business Administration from California Polytechnic State University, San Luis Obispo and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

F. Jacob Huff, M.D. has served as our Vice President, Clinical Development since January 2003. From 2000 to 2002, Dr. Huff was Vice President, Clinical Affairs at NeoTherapeutics, Inc., a pharmaceutical company (now Spectrum Pharmaceuticals, Inc.), where he was responsible for development programs in Alzheimer’s Disease, Parkinson’s Disease, spinal cord injury and peripheral neuropathy. From 1998 to 2000, Dr. Huff was a professor at the University of California, Irvine. From 1989 to 1998, Dr. Huff served as Vice President of Global Therapeutic Area Neuroscience at Hoechst Marion Roussel, a pharmaceutical company (now Aventis, Inc.). In addition to the University of California, Irvine, Dr. Huff previously has held faculty appointments at the University of Medicine and Dentistry of New Jersey, University of Pittsburgh and Harvard Medical School. Dr. Huff received a B.A. in Psychology from Northwestern University and an M.D. from the Medical College of Ohio and completed fellowships in Neurology at the Massachusetts General Hospital and in Neuropsychology at the Massachusetts Institute of Technology.

Michael G. Kelly, Ph.D., Member, Royal Society of Chemistry (MRSC) has served as our Vice President, Drug Discovery since January 2003. During 2002, Dr. Kelly was Senior Director of Chemistry at NeoGenesis Pharmaceuticals, Inc., a biotechnology company, from 1999 to 2002, he was a director of research at Amgen Inc., a biotechnology company, and from 1992 to 1999, he was a Principal Scientist at Wyeth, a pharmaceutical company. He is an inventor on more than fifty U.S. patents. Dr. Kelly received a B.S. in Chemistry from the University of Ulster at Coleraine and a Ph.D. in Chemistry from the University of Southampton and conducted postdoctoral research studies at the University of Michigan and the University of Nottingham.

Dushyant Pathak, Ph.D. has served as our Vice President, Program Management and Corporate Development since March 2003. From 2000 to 2002, Dr. Pathak was Senior Vice President of Business Development and Strategic Planning at Centaur Pharmaceuticals, Inc., a biotechnology company. From 1999 to 2000, he was President & Chief Executive Officer of BioProtocol Inc., an information management company. From February to December 1999, Dr. Pathak was Senior Director of Corporate Development at Axys Pharmaceuticals, Inc., a biotechnology company (acquired by Applera Corp.), and from 1997 to 1999 he held various management positions at Arris Pharmaceutical Corporation, a biotechnology company, which subsequently merged to form Axys. At Arris and Axys, he was responsible for negotiating corporate partnerships with several major pharmaceutical companies. From 1996 to 1997, Dr. Pathak worked in Corporate Planning at Chiron Corporation. From 1994 to 1995, Dr. Pathak was an Investment Associate at Connecticut Innovations, Inc., a venture capital firm. Dr. Pathak received a B.A. in Natural Science and Mathematics from Bennington College, an M.B.A. from the Haas School of Business at the University of California, Berkeley and a Ph.D. in Biochemistry, Molecular Biology and Cell Biology from Northwestern University and conducted post-doctoral research at Yale University.

Tito A. Serafini, Ph.D. has served as our Vice President, Discovery Research and Chief Discovery Scientist since July 2000 and is a co-founder of Renovis. From 1996 to 2000, Dr. Serafini was an Assistant Professor of Cell and Developmental Biology and Neurobiology in the Department of Molecular and Cell Biology at University of California, Berkeley. Dr. Serafini received a B.S. in Biochemistry from Case Western Reserve University and a Ph.D. in Biochemistry from Stanford University and was a postdoctoral fellow at the University of California, San Francisco.

Edward E. Penhoet, Ph.D. has served as our Chairman of the Board of Directors since January 2000 and is a co-founder of Renovis. Since 2002, Dr. Penhoet has served as the Chief Program Officer for Science and Higher Education Programs at the Gordon and Betty Moore Foundation and has been a Professor of Health Policy and Management at the School of Public Health at the University of California, Berkeley. Since 2000, Dr. Penhoet has been a Director of Alta Partners, a venture capital firm. Dr. Penhoet was the Dean of the School of Public Health and a Professor of Public Health and of Molecular and Cell Biology at the University of California, Berkeley from 1998 to 2002. Dr. Penhoet served as Chiron Corporation’s President and Chief Executive Officer from the time he co-founded the company in 1981 until 1998, and has served as a director of Chiron since 1981. From 1997 to 1998, Dr. Penhoet was Chairperson of the California Healthcare Institute. Dr. Penhoet received a B.A. in Biology from Stanford University and a Ph.D. in Biochemistry from the University of Washington. In addition to Renovis, Dr. Penhoet is a member of the board of directors of Chiron Corporation and ZymoGenetics, Inc., a biotechnology company, Eyetech Pharmaceuticals, a biotechnology company, and a private company.

Michael J. Callaghan has been a member of our Board of Directors since December 2002. Mr. Callaghan is a Managing Director, Private Equity at MDS Capital Corp., a venture capital firm, where his primary responsibility is for later state companies, both private and public, generally in Western Canada and the United States. Prior to joining MDS Capital in 1992, he was active in a variety of general management roles and began his career with Ernst & Young LLP. Mr. Callaghan received a B. Comm. from McGill University and an M.B.A. from York University and is a Chartered Accountant. In addition to Renovis, Mr. Callaghan is a member of the board of directors of Ciphergen Biosystems, Inc., a biotechnology company, DepoMed, Inc., a biotechnology company, Systems Xcellence Inc., a public information technology company traded on the Toronto Stock Exchange, and several private companies.

Farah H. Champsi has been a member of our Board of Directors since January 2000. Ms. Champsi is a Managing Director of Alta Partners, a venture capital firm. Prior to joining Alta Partners in 2000, Ms. Champsi was an investment banker at Robertson, Stephens & Company from 1987 to 1999, where she was elected a General Partner in 1992 and head of the life sciences investment banking group in 1995. Ms. Champsi received a B.A. in Economics from Smith College and an M.B.A. from the Stanford University Graduate School of Business. In addition to Renovis, Ms. Champsi is a member of the board of directors of Orphan Medical, Inc., a specialty pharmaceutical company, as well as several private companies.

Nancy M. Crowell has been a member of our Board of Directors since December 2001. Ms. Crowell is a Managing Director of Flagship Ventures, a venture capital firm, and is a founding General Partner of Flagship Ventures’ Applied Genomic Technology Capital Fund. Prior to joining Flagship Ventures in 2000, Ms. Crowell was a Partner and Managing Director at Cowen & Company (now SG Cowen Securities Corporation) from 1989 to 1999. Ms. Crowell was the founder and head of Cowen’s healthcare investment banking practice. Prior to joining Cowen, Ms. Crowell held various investment banking and research positions at Robert Fleming, Dean Witter Reynolds, Inc., Merrill Lynch & Co., Inc. and Citibank International. Ms. Crowell received a B.A. in Psychology from Wellesley College and an M.B.A. from the Haas School of Business at the University of California, Berkeley. In addition to Renovis, Ms. Crowell is a member of the board of directors of Cell Genesys, Inc., a biotechnology company, as well as a private company.

Anthony B. Evnin, Ph.D. has been a member of our Board of Directors since July 2000. Dr. Evnin is a Managing General Partner of Venrock Associates, a venture capital partnership, where he has been a Partner since 1975. Dr. Evnin received an A.B. in Chemistry from Princeton University and a Ph.D. in Chemistry from the Massachusetts Institute of Technology. In addition to Renovis, Dr. Evnin is a member of the board of directors of Caliper Technologies Corp., a medical technology company, and Sonic Innovations, Inc., a medical technology company, as well as several private companies.

John H. Friedman has been a member of our Board of Directors since August 2003. Mr. Friedman is the Managing Partner of Easton Hunt Capital Partners, L.P., a private investment firm founded by Mr. Friedman in 1999. Since 1991, Mr. Friedman has also been the President of Easton Capital Corp., a private investment firm. From 1989 to 1991, Mr. Friedman was the founder and Managing General Partner of Security Pacific Capital Investors, a private investment firm. Prior to joining Security Pacific, Mr. Friedman was a Managing Director and Partner at E.M. Warburg, Pincus & Co., Inc., where he was employed from 1981 to 1989. From 1978 to 1980, Mr. Friedman was an attorney with Sullivan & Cromwell LLP and during 1980 he was employed at Shearson Loeb Rhoades. Mr. Friedman received a B.A. in History from Yale College and a J.D. degree from Yale Law School. In addition to Renovis, Mr. Friedman is a member of the board of directors of Comverse Technology, Inc., a telecommunications equipment company, as well as several private companies.

Yasunori Kaneko, M.D. has been a member of our Board of Directors since July 2000. Dr. Kaneko is Managing Director of Skyline Ventures, a venture capital firm specializing in early stage health care companies which he joined in 1999. Prior to joining Skyline in 1999, Dr. Kaneko was the first business executive at Tularik Inc., where at various times he was Chief Financial Officer and Vice President, Business Development from 1992 until Tularik’s initial public offering in 1999. From 1991 to 1992, Dr. Kaneko was the Chief Financial Officer of Isis Pharmaceuticals, Inc., a biotechnology company, from 1987 to 1991, he was head of corporate finance in the investment banking division of Paribas Capital Markets Ltd. in Tokyo, Japan and from 1981 to 1987, he was a Product Manager at Genentech, Inc., a biotechnology company. Dr. Kaneko received a medical degree from Keio University School of Medicine and an M.B.A. from Stanford University Graduate School of Business. In addition to Renovis, Dr. Kaneko is a member of the board of directors of several private companies.

Edward M. Scolnick, M.D. has been a member of our Board of Directors since August 2001. Dr. Scolnick is President Emeritus, Merck Research Laboratories. From 1982 to 2003, Dr. Scolnick served in multiple capacities at Merck Research Laboratories, including President and Executive Vice President for Science and Technology at Merck & Co., Inc., a pharmaceutical company. Dr. Scolnick served on the board of directors of Merck from 1997 to 2002. Prior to joining Merck, Dr. Scolnick worked at the National Cancer Institute from 1970 to 1982 and the National Heart Institute from 1967 to 1970. Dr. Scolnick is a member of the National Academy of Sciences, the American Academy of Arts and Sciences and the Institute of Medicine. Dr. Scolnick’s involvement in the mental health field includes current memberships on the board of directors for McLean Hospital and the McGovern Institute for Brain Research and his position as President of the Pennsylvania Montgomery County Chapter of the National Alliance for the Mentally Ill. Dr. Scolnick was previously a member of the National Institute of Mental Health Board of Councilors, the FDA Science Board, the Governor’s Pennsylvania Health Research Advisory Committee and the board of directors of Pennsylvania Montgomery County Emergency Services. Dr. Scolnick received an A.B. in Biochemical Sciences from Harvard College and an M.D. from Harvard University Medical School. In addition to Renovis,

Dr. Scolnick is a member of the board of directors of Millipore Corporation, a biotechnology company, as well as several private companies.

John P. Walker has been a member of our Board of Directors since December 2002. Mr. Walker is the Chairman of Bayhill Therapeutics, Inc., a biotechnology company. Prior to joining Bayhill in 2002, Mr. Walker was a Venture Partner with Morgan Stanley Venture Partners and, as an independent consultant, was Chairman and Interim Chief Executive Officer of Centaur Pharmaceuticals, Inc. From 1993 to 2001, Mr. Walker was Chairman, Chief Executive Officer and a director of Axys Pharmaceuticals Inc. and its predecessor company Arris Pharmaceutical Corporation. Prior to his association with Arris, Mr. Walker was the Chairman and Chief Executive Officer of Vitaphore Corporation, a biomaterials company which was sold to Union Carbide Chemical and Plastics Company Inc. in 1990. From 1971 to 1985, Mr. Walker was employed by American Hospital Supply Corporation in a variety of general management, sales and marketing positions, most recently serving as President of the American Hospital Company. Mr. Walker received a B.A. in History from the State University of New York at Buffalo and is a graduate of the Advanced Executive Program, J. L. Kellogg Graduate School of Management at Northwestern University. In addition to Renovis, Mr. Walker is a member of the board of directors of Discovery Partners International Inc., a biotechnology company, and Geron Corporation, a biotechnology company, as well as several private companies.

Medical and Scientific Review Board

The following individuals are members of our Medical and Scientific Review Board:

Name	Current Position

Jeffrey M. Friedman, M.D., Ph.D. Chair	Investigator, Howard Hughes Medical Institute; Marilyn M. Simpson Professor and Director of the Starr Center for Human Genetics at The Rockefeller University; Member, National Academy of Sciences.

Jon Levine, M.D., Ph.D.	Professor of Internal Medicine, Divisions of Rheumatology and Clinical Pharmacology, and Director of the NIH Pain Center at the University of California, San Francisco; inventor of REN-213.

Robert C. Malenka, M.D., Ph.D.	Nancy Friend Pritzker Professor of Psychiatry and Behavioral Sciences at Stanford University.

Richard Scheller, Ph.D.	Executive Vice President of Research, Genentech, Inc.; Member, National Academy of Sciences.

Carla Shatz, Ph.D.	Chair of the Department of Neurobiology and the Nathan Marsh Pusey Professor of Neurobiology at Harvard Medical School; Member, National Academy of Sciences.

Wade S. Smith, M.D., Ph.D.	Associate Professor of Neurology, Daryl R. Gress Endowed Chair of Neurocritical Care and Stroke and Director of the Neurovascular Service and Neurology Intensive Care Unit at the University of California, San Francisco.

Marc Tessier-Lavigne, Ph.D.	Senior Vice President, Research Drug Discovery, Genentech, Inc.; Fellow, Royal Society of London; co-founder of Renovis.

Composition of our Board of Directors

Immediately prior to this offering, our Board of Directors will be divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2004 for the Class I directors, 2005 for the Class II directors and 2006 for the Class III directors.

•	Our Class I directors will be Mr. Callaghan, Ms. Champsi, Dr. Goodman and Dr. Penhoet;

•	Our Class II directors will be Ms. Crowell, Mr. Friedman and Mr. Walker; and

•	Our Class III directors will be Dr. Evnin, Dr. Kaneko and Dr. Scolnick.

Our certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the directors. There are no family relationships among any of our directors or executive officers.

The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Committees of our Board of Directors

Compensation Committee.    Our Board of Directors has appointed a compensation committee consisting of Ms. Crowell, Dr. Evnin, Dr. Penhoet and Mr. Friedman. Dr. Evnin is Chairman of the compensation committee. The compensation committee provides assistance to the Board of Directors by designing, recommending to the Board of Directors for approval and evaluating the compensation plans, policies and programs of Renovis, especially those regarding executive compensation; reviewing and approving the compensation of our Chief Executive Officer and other officers and directors; and will assist the Board of Directors in producing an annual report on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations. Prior to the creation of our compensation committee, all compensation decisions were made by our full Board of Directors. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission (SEC) rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Audit Committee.    Our Board of Directors has also appointed an audit committee consisting of Mr. Callaghan, Ms. Champsi and Dr. Kaneko. Dr. Kaneko is Chairman of the audit committee. The audit committee assists the Board of Directors with its oversight responsibilities regarding the integrity of our financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function, if any, and independent auditors. Dr. Kaneko will be our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition of our audit committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Governance Committee.    Our Board of Directors has also appointed nominating and governance committee consisting of Dr. Penhoet, Dr. Scolnick and Mr. Walker, each of whom is an independent director. Dr. Penhoet is Chairman of the nominating and governance committee. The nominating and governance committee assists the Board of Directors with its responsibilities regarding the identification of individuals qualified to become Board members; the selection of the director nominees for the next annual meeting of stockholders; and the selection of director candidates to fill any vacancies on the Board of Directors. The nominating and governance committee is also responsible for developing and recommending to the Board of Directors a set of corporate governance guidelines and principles applicable to us.

Compensation	Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

Director Compensation

We reimburse our directors for their reasonable expenses incurred in attending meetings of the Board of Directors. Our directors may participate in our 2003 Equity Incentive Plan and our 2003 Stock Plan and employee-directors may participate in our Employee Stock Purchase Plan. Any independent director who is elected to the Board of Directors following this offering will be granted an option to purchase 22,222 shares of our common stock, and each independent director who is re-elected to the Board of Directors at an annual meeting of our stockholders will be granted an option to purchase 11,111 shares of common stock (22,222 shares of common stock in the case of the Chairman of the Board of Directors). The terms of these options are described in more detail under “Management — Employee Benefit Plans.”

Executive Compensation

The following table presents information regarding compensation paid by us during the last three fiscal years to our Chief Executive Officer and our other highest-paid executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal years ended December 31, 2001, 2002 and 2003. These executives are referred to as the “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation						Long-Term Compensation Securities Underlying Options
Name and Principal Position	Year	Salary (1)($)		Bonus ($)	Other Annual Compensation (2)($)			All Other Compensation (3)($)
Corey S. Goodman, Ph.D. President and Chief Executive Officer (5)	2003 2002 2001	$335,000 300,000 166,000	(6)	$120,000 30,000 —	$65,999 9,255 (7	(4) (4) )	391,110 8,888 122,222	$7,128 6,780 2,110

John C. Doyle Vice President, Finance and Chief Financial Officer (8)	2003 2002 2001	195,000 76,288 —		15,850 — —	— — —		109,998 50,000 —	208 56 —

F. Jacob Huff, M.D. Vice President, Clinical Development	2003 2002 2001	167,500 — —		— — —	66,719 — —	(9)	129,997 — —	828 — —

Michael G. Kelly, Ph.D., MRSC Vice President, Drug Discovery	2003 2002 2001	197,028 — —		50,000 — —	— — —		169,996 — —	515 — —

Tito A. Serafini, Ph.D. Vice President, Discovery Research and Chief Discovery Scientist (11)	2003 2002 2001	200,000 175,000 168,523		35,000 18,250 16,500	1,718 1,606 1,440	(10) (10) (10)	153,332 2,222 —	234 146 124

(1)	Includes amounts earned but deferred at the election of the executive, such as salary deferrals under the Company’s 401(k) Plan.

(2)	Although not required under rules promulgated by the SEC, amounts are shown for any named executive officer with respect to certain “perquisites” (such as imputed interest on loans at or below market value rates), even if such amounts are less than (i) 10% of the sum of the amounts of salary and bonus for the named executive officer or (ii) $50,000.

(3)	Represents term life insurance, supplemental life insurance and/or supplemental long-term disability insurance.

(4)	Represents payments for transportation service.

(5)	Dr. Goodman’s employment with the Company began on September 1, 2001 at an annual base salary of $300,000.

(6)	Dr. Goodman’s salary in 2001 includes $66,000 for consulting services performed prior to his employment by the Company.

(7)	We loaned Dr. Goodman $42,000 at a 3.97% interest rate. The loan is due 60 days after the closing of this offering.

(8)	Mr. Doyle’s employment with the Company began on August 7, 2002 at an annual base salary of $190,000.

(9)	Represents payments for relocation expenses.

(10)	Represents amounts forgiven, including related taxes, in connection with a loan to Dr. Serafini in the amount of $3,600 at a 6.62% interest rate.

(11)	Dr. Serafini’s employment with the Company began on December July 1, 2000 at an annual base salary of $165,000.

Stock Option Grants in 2003

The following table sets forth information regarding grants of stock options to each of our named executive officers during the fiscal year ended December 31, 2003. The percentage of options granted was based on aggregate grants of options to purchase common stock equal to a total of 1,979,904 shares during 2003. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the ten-year term.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Shares of Common Stock Underlying Option Granted	Percentage of Total Options Granted to Employees in FY 2003	Exercise or Base Price Per Share (1)	Expiration Date
					5%	10%
Corey S. Goodman, Ph.D.	113,333 144,444 133,333	5.72 7.30 6.73	$1.125 1.35 4.50	3/17/2013 8/21/2013 9/23/2013	$2,457,006 3,098,977 2,440,597	$3,987,893 5,050,108 4,241,642

John C. Doyle	22,222 48,888 38,888	1.12 2.47 1.96	1.125 1.35 4.50	3/17/2013 8/21/2013 9/23/2013	481,762 1,048,869 711,826	781,934 1,709,242 1,237,120

F. Jacob Huff, M.D.	33,333 28,888 30,000 37,777	1.68 1.46 1.52 1.91	1.125 1.125 1.35 4.50	1/13/2013 3/17/2013 8/21/2013 9/23/2013	722,644 626,278 643,636 691,490	1,172,901 1,016,493 1,048,872 1,201,777

Michael G. Kelly, Ph.D., MRSC	17,777 37,777 66,666 47,777	0.90 1.91 3.37 2.41	1.125 1.125 1.35 4.50	1/13/2013 3/17/2013 8/21/2013 9/23/2013	385,397 818,987 1,430,287 874,535	625,526 1,329,274 2,330,803 1,519,901

Tito S. Serafini, Ph.D.	44,444 60,000 48,888	2.24 3.03 2.47	1.125 1.35 4.50	3/17/2013 8/21/2013 9/23/2013	963,525 1,287,271 894,872	1,563,869 2,097,744 1,555,244

(1)	There was no public trading market for our common stock during fiscal 2003. Accordingly, these exercise prices are based on our Board of Directors’ determination of the fair market value of the underlying shares as of the dates of grant of $1.125, $1.35 and $4.50, respectively.

The potential realizable value is calculated based on the ten-year term of the stock option at the time of grant. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC based on an assumed initial public offering price of $14.00 per share and do not represent our estimate or projection of our future stock price. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given stock option by the assumed initial public offering price of $14.00 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	subtracting from that result the aggregate option exercise price.

The stock options for 22,222 shares granted to Mr. Doyle, 28,888 shares granted to Dr. Huff and 37,777 shares granted to Dr. Kelly in fiscal 2003 vest as to 12.5 of the original number of shares subject to the option on the six-month anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date. The stock options for 33,333 shares granted to Dr. Huff and 17,777 shares granted to Dr. Kelly in fiscal 2003 vest as to 25% of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date. The remaining stock options granted to Mr. Doyle, Dr. Huff and Dr. Kelly and all of the stock options granted to Dr. Goodman and Dr. Serafini in fiscal 2003 vest as to 1/48th of the shares subject to the option on each monthly anniversary of the vesting commencement date. The vesting of the stock options granted to Dr. Goodman, Mr. Doyle, Dr. Huff, Dr. Kelly and Dr. Serafini will be accelerated upon the occurrence of certain events. See “Management — Employment Agreements and Change of Control Arrangements.”

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth the number and value of securities underlying options held as of December 31, 2003 by each of our named executive officers. Options shown as exercisable in the table below are immediately exercisable, but we have the right to purchase the shares of unvested common stock underlying some of these options upon termination of the holder’s employment with us.

Name	Number of Shares Acquired	Value Realized (1)	Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Corey S. Goodman, Ph.D. (2)	106,756	$1,374,650	354,352	—	$4,098,867	—
John C. Doyle (3)	17,777	228,879	142,221	—	1,688,849	—
F. Jacob Huff, M.D. (4)	2,222	28,608	127,776	—	1,510,869	—
Michael G. Kelly, Ph.D., MRSC (5)	55,555	715,258	114,443	—	1,297,194	—
Tito A. Serafini, Ph.D. (6)	44,444	572,217	108,888	—	1,223,423	—

(1)	These values have been calculated based on an assumed initial public offering price of $14.00 per share, less the applicable exercise price per share, multiplied by the underlying shares, without taking into account any taxes that may be payable in connection with the transaction.

(2)	Subject to certain exceptions, 69,212 of the 106,756 shares of common stock issued upon the exercise of options by Dr. Goodman and 341,437 of the 354,352 shares of common stock underlying unexercised options would be subject to repurchase by us at the original purchase price if Dr. Goodman’s employment terminated before such shares were vested. See “Management — Employment Agreements and Change of Control Arrangements.”

(3)	Subject to certain exceptions, 1,111 of the 17,777 shares of common stock issued upon the exercise of options by Mr. Doyle and 131,551 of the 142,221 shares of common stock underlying unexercised options would be subject to repurchase by us at the original purchase price if Mr. Doyle’s employment terminated before such shares were vested. See “Management — Employment Agreements and Change of Control Arrangements.”

(4)	None of the 2,222 shares of common stock issued upon the exercise of options by Dr. Huff would be subject to repurchase by us at the original purchase price if Dr. Huff’s employment terminated before such shares were vested. Subject to certain exceptions, 111,388 of the 127,776 shares of common stock underlying unexercised options would be subject to repurchase by us at the original purchase price if Dr. Huff’s employment terminated before such shares were vested. See “Management — Employment Agreements and Change of Control Arrangements.”

(5)	Subject to certain exceptions, 44,028 of the 55,555 shares of common stock issued upon the exercise of options by Dr. Kelly and 105,902 of the 114,443 shares of common stock underlying unexercised options would be subject to repurchase by us at the original purchase price if Dr. Kelly’s employment terminated before such shares were vested. See “Management — Employment Agreements and Change of Control Arrangements.”

(6)	Subject to certain exceptions, 36,111 of the 44,444 shares of common stock issued upon the exercise of options by Dr. Serafini and 100,832 of the 108,888 shares of common stock underlying unexercised options would be subject to repurchase by us at the original purchase price if Dr. Serafini’s employment terminated before such shares were vested. See “Management — Employment Agreements and Change of Control Arrangements.”

Employment Agreements and Change of Control Arrangements

We have entered into an employment agreement with Corey Goodman, Ph.D., which provides that if Dr. Goodman’s employment is terminated by us without cause, or if there is a constructive termination (as defined below), at any time prior to the occurrence of a change in control or more than 13 months following the occurrence of a change in control of Renovis, then Dr. Goodman is entitled to the following severance benefits: six months salary, six months health benefits for Dr. Goodman and his dependents (such health benefits terminate on the date on which Dr. Goodman accepts employment with another employer that provides comparable benefits) and six months accelerated vesting of his stock options. In addition, if Dr. Goodman’s employment is terminated by us without cause, or if there is a constructive termination, at any time within 13 months following the occurrence of a change in control of Renovis, then Dr. Goodman is entitled to the following severance benefits: 18 months salary, 18 months health benefits for Dr. Goodman and his dependents (such health benefits terminate on the date on which Dr. Goodman accepts employment with another employer that provides comparable benefits) and immediate vesting of his stock options. However, if Dr. Goodman accepts employment with Renovis’ successor or acquiror on terms and conditions not less favorable than those contained in his employment agreement, he is not entitled to any severance benefits, unless at any time within 13 months following the occurrence of a change in control Dr. Goodman’s employment and his employment agreement are terminated by the successor or acquiror without cause, or if there is a constructive termination.

We have also entered into employment agreements with our executive officers John Doyle, F. Jacob Huff, M.D., Michael Kelly, Ph.D., MRSC and Tito Serafini, Ph.D. Each of these employment agreements provides that if such executive officer’s employment is terminated by us without cause, or if there is a constructive termination, at any time prior to the occurrence of a change in control or more than 13 months following the occurrence of a change in control of Renovis, then the executive is entitled to the following severance benefits: six months salary, six months health benefits for the executive and his dependents (such health benefits terminate on the date on which the executive accepts employment with another employer that provides comparable benefits) and six months accelerated vesting of his stock options. In addition, if the executive officer’s employment is terminated by us without cause, or if there is a constructive termination, at any time within 13 months following the occurrence of a change in control, then the executive is entitled to the following severance benefits: 12 months salary, 12 months health benefits for the executive and his dependents (such health benefits terminate on the date on which the executive accepts employment with another employer that provides comparable benefits) and immediate vesting of his stock options. However, if the executive accepts employment with Renovis’ successor or acquiror on terms and conditions not less favorable than those contained in his employment agreement, the executive is not entitled to any severance benefits, unless at any time within 13 months following the occurrence of a change in control the executive’s employment is terminated by the successor or acquiror without cause, or if there is a constructive termination.

Under the employment agreements, “constructive termination” generally means the executive’s resignation following: the delegation to the executive of duties or the reduction of the executive’s duties which substantially reduces the nature, responsibility or character of the executive’s position; a material reduction by Renovis or its successor in the executive’s base salary; a material reduction by Renovis or its successor in the kind or level of employee benefits or fringe benefits; the taking of any action by Renovis or its successor that would adversely affect the executive’s participation in any plan, program or policy generally applicable to employees of equivalent seniority; or if Renovis or its successor requires the executive to locate to a place more than 40 miles from its present location.

Benefit Plans

2003 Stock Plan

In October 2003, our 2003 Stock Plan was adopted by our Board of Directors, which was approved by our stockholders subject to the completion of this offering. The plan will become effective concurrently with this initial public offering of our common stock. The principal purposes of the plan are to provide incentives for our officers, employees and consultants through granting of options, restricted stock and other awards, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ or continue to provide services to us. In addition to awards made to officers, employees or consultants, the plan permits the granting of options to our directors.

The number of shares reserved for issuance under the plan is the sum of: (i) 333,333 shares, (ii) any shares we repurchase using the proceeds we receive from option exercises and the value of any tax deductions we realize upon option exercises, plus (iii) with respect to options previously granted under our 2003 Equity Incentive Plan that expire or are canceled without having been exercised in full, the number of shares still subject to each such option. In addition, commencing January 15, 2005 and on each January 15 thereafter during the term of the plan, the number of shares which may be issued under the plan will be increased by a number of shares equal to the least of (i) 1,055,555 shares, (ii) three and one half percent of our outstanding shares on such date or (iii) a lesser amount determined by the our Board of Directors.

Administration.    The plan will be administered by our Board of Directors or a compensation committee that has been delegated authority by our Board of Directors. To administer the plan, our compensation committee must consist of at least two members of our Board of Directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act, and, with respect to options and SARs that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, an “outside director” for the purposes of Section 162(m). Our compensation committee has the authority to determine the terms of any awards granted under the plan including selecting the persons to whom awards are made, setting the exercise price and determining the number of shares subject to any awards.

Eligibility.    Awards under the plan may be granted to individuals who are then our officers or other employees. These awards also may be granted to our directors and consultants.

Awards.    The plan provides that our compensation committee may grant or issue stock options, stock appreciation rights (SARs), restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof.

•	Nonqualified Stock Options (NQSOs), provide for the right to purchase common stock at a specified price. Except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, the price may be less than fair market value on the date of grant. NQSOs usually will become exercisable (in the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. NQSOs may be granted for any term specified by our compensation committee.

•	Incentive Stock Options (ISOs) are designed to comply with the provisions of the Internal Revenue Code and are subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment and must be exercised within ten years after the date of grant. In the case of an ISO granted to an individual who owns at least 10% of the total combined voting power of all classes of our capital stock, the plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted Stock are shares of common stock that are subject to restrictions as may be determined by our compensation committee. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

•	Deferred Stock may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by our compensation committee. Like restricted stock, deferred stock may not be sold, or otherwise transferred, until vesting conditions are removed or expire. Unlike restricted stock, deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock Appreciation Rights. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Internal Revenue Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by our compensation committee in the SAR agreements. Our compensation committee may elect to pay SARs in cash or in common stock or in a combination of both.

•	Dividend Equivalents represent the value of any dividends per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance Awards may be granted by our compensation committee on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards may also include bonuses that may be granted by our compensation committee on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•	Stock Payments may be authorized by our compensation committee in the form of shares of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee or consultant.

Corporate Transactions.    In the event of specified corporate transactions, such as a merger or sale of all or substantially all of our assets, the plan provides that if our successor corporation does not assume the awards or substitute new awards for the outstanding awards, participants have the right to exercise their awards in full, including shares that would not otherwise be vested or exercisable. In the event of a merger or sale of assets, our compensation committee may provide that awards will terminate upon a specified date.

Grants to Independent Directors.    Under the plan, each non-employee director as of the date of this offering will be automatically granted options to purchase 11,111 shares of our common stock on the date following each annual meeting of our stockholders after the date of this offering. Each non-employee director who is first elected to the Board of Directors following the date of this offering will be granted an option to purchase 22,222 shares of our common stock on the date of his or her initial election to the Board of Directors and will be granted an option to purchase 11,111 shares of common stock on the date following each annual meeting of our stockholders following such initial election. Members of the Board of Directors who are our employees who subsequently retire from Renovis and remain on the Board of Directors will not receive an initial option grant as described above but, to the extent they are eligible, will receive subsequent option grants on the date of each annual meeting of our stockholders. The exercise price of the options granted to directors will be the fair market value of a share of common stock on the date of grant. Options granted to directors upon their initial election to the board will vest over a period of two years in equal quarterly installments. Subsequent option grants will vest over a period of 12 months in equal quarterly installments.

Securities Laws and Federal Income Taxes.    The plan is designed to comply with various securities and federal tax laws as follows:

•	Securities Laws. The plan is intended to conform with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation Rule 16b-3. The plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•	General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of NQSOs, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, and stock payments under the plan are taxable under Section 83 of the Internal Revenue Code upon their receipt of common stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxable on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises.

•	Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (i) the material modification of the plan, (ii) the issuance of all employer stock and other compensation that has been allocated under the plan, or (iii) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute “performance-based compensation” for purposes of Section 162(m). We have attempted to structure the plan in such a manner that, after the transition date the remuneration attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue. As we do not have, and may never have, taxable income, we may never realize the value of these deductions.

2003 Equity Incentive Plan

In March 2003, we adopted our 2003 Equity Incentive Plan, which was approved by our stockholders in October 2003. The plan allows us to issue awards of incentive or nonqualified stock options, stock bonuses or restricted stock. Our employees, consultants and directors are eligible to receive awards under the plan, but only employees may receive incentive stock options. We have reserved 1,842,114 shares of our common stock for issuance under the plan, including 19,892 shares of common stock that remained available for issuance under the 2000 Equity Incentive Plan as of the date the 2003 plan was adopted. In addition, the number of shares subject to awards issued under the 2000 Equity Incentive Plan that expire or are canceled without having been exercised will become available for issuance under the 2003 plan. As of September 30, 2003, options to purchase 1,460,849 shares of common stock were outstanding under the plan. The plan is administered by our Board of Directors, or a committee of our board appointed by the Board to administer the plan. The Board of Directors or the committee administering the plan selects the participants who will receive awards and determines the terms and conditions of such awards. Restricted stock is generally subject to a repurchase option in favor of Renovis exercisable upon the voluntary or involuntary termination of the employee or consultant’s relationship with us for any reason. Pursuant to the plan and the form of early exercise stock purchase agreement thereunder, we may exercise our repurchase option within 90 days of such voluntary or involuntary termination at the exercise price paid by the option holder.

In the event of specified corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company. If the successor company does not assume or replace the awards, outstanding options will become 100% vested and exercisable immediately prior to the corporate transaction and will terminate if not exercised prior to the corporate transaction.

2000 Equity Incentive Plan

In April 2000, we adopted our 2000 Equity Incentive Plan, which was approved by our stockholders in May 2000. Our board of directors most recently amended the plan in July 2002 and our stockholders approved the amended plan in December 2002. The plan allowed us to issue awards of incentive or nonqualified stock options, stock bonuses or restricted stock. Our employees, consultants and directors were eligible to receive awards under the plan, but only employees received incentive stock options. A total of 1,207,777 shares of our common stock were reserved for issuance under the plan. As of September 30, 2003, options to purchase 334,721 shares of common stock were outstanding under the plan. Since the adoption of the 2003 Equity Incentive Plan described above, no additional options have been or will be issued under the plan. The plan is administered by our Board of Directors, or a committee of our Board appointed by the board to administer the plan. The Board of Directors or the committee administering the plan selected the participants who received awards and determined the terms and conditions of such awards. Restricted stock is generally subject to a repurchase option in favor of Renovis exercisable upon the voluntary or involuntary termination of the employee or consultant’s relationship with us for any reason. Pursuant to the plan and the form of early exercise stock purchase agreement thereunder, we may exercise our repurchase option within 90 days of such voluntary or involuntary termination at the exercise price paid by the option holder.

In the event of specified corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company. If the successor company does not assume or replace the awards, outstanding options will become 100% vested and exercisable immediately prior to the corporate transaction and will terminate if not exercised prior to the corporate transaction.

Employee Stock Purchase Plan

In October 2003, we adopted our employee stock purchase plan, which was approved by our stockholders subject to the completion of this offering. The plan will become effective concurrently with the initial public offering of our common stock. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

We have initially reserved 611,111 shares of our common stock for issuance under the plan. The plan provides for an annual increase to the shares of common stock reserved under the plan on each January 1 equal to the least of 194,444 shares, 0.75% of our outstanding shares on such date, or a lesser amount determined by our board of directors.

The plan has a series of consecutive, overlapping 24-month offering periods. The first offering period will commence on the effective date of this offering.

Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period or the beginning of any semi-annual purchase period within that period. Individuals who become eligible employees after the start date of an offering period may join the plan at the beginning of any subsequent semi-annual purchase period.

Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant’s entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next business day. All participants in the terminated offering period will be transferred to the new offering period.

In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 85% of the market value per share on the participant’s entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share on the date the purchase rights are exercised.

The plan will terminate no later than the tenth anniversary of the plan’s initial adoption by the board of directors.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by the Delaware General Corporation Law, our bylaws provide that:

•	we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation law, subject to limited exceptions;

•	we may indemnify our other officers, employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law;

•	we are required to advance expenses incurred to our directors and executive officers in connection with a legal proceeding, subject to limited exceptions;

•	all rights to indemnification and advances to directors and executive officers under the bylaws shall be deemed to be contractual rights; and

•	the rights provided in our bylaws are not exclusive of other rights and remedies available to indemnified persons.

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents with respect to which a claim for indemnification has been made, nor are we aware of any threatened litigation or proceeding that may result in such a claim.

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment or claim in certain circumstances.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2000, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock or any member of such persons’s immediate families had or will have a direct or indirect material interest other than agreements which are described under the caption “Management” and the transactions described below.

Purchases of Securities

Since January 1, 2000, the following executive officers, directors, holders of more than 5% of our capital stock and members of such person’s immediate families purchased securities in the amounts and as of the dates shown below.

Name of Purchaser	Number of Shares of Series A Preferred Stock	Number of Shares of Series B Preferred Stock	Number of Shares of Series C Preferred Stock	Number of Shares of Series D Preferred Stock	Number of Shares of Series E Preferred Stock
5% Stockholders:
CentPharm, LLC (1)	—	—	—	13,200,000	—
Entities affiliated with Alta Partners (2)	—	2,222,222	1,600,000	—	5,357,142
Entities affiliated with Skyline Ventures (3)	—	2,000,000	1,800,000	—	1,357,142
Entities affiliated with Venrock Associates (4)	—	2,555,556	1,880,000	—	3,000,000
Directors and Executive Officers:		—	—	—	—
Corey S. Goodman, Ph.D. (5)	13,889	—	—	—	—
Tito A. Serafini, Ph.D.(6)	13,889	—	—	—	—
Lynne Zydowsky, Ph.D.	13,889	—	—	—	—
Edward E. Penhoet, Ph.D. (7)	277,778	222,222	50,000	—	5,357,142
Michael J. Callaghan (8)	—	—	—	13,200,000	3,214,285
Farah H. Champsi (9)	111,112	55,556	—	—	5,357,142
Nancy M. Crowell (10)	—	–	1,400,000	—	2,035,714
Anthony B. Evnin, Ph.D. (11)	—	2,555,556	1,880,000	—	3,000,000
John H. Friedman (12)	—	—	—	—	3,035,714
Yasunori Kaneko, M.D. (13)	—	2,000,000	1,800,000	—	1,357,142
Edward M. Scolnick, M.D.	—	—	—	400,000	—
John P. Walker (14)	—	—	—	13,200,000	—
Immediate Family Members:
Braden Penhoet (15)	138,889	—	—	—	—
Stephen Penhoet (16)	138,889	—	—	—	—
Price Per Share:	$0.90	$1.80	$2.50	(17)	$1.40
Date(s) of Purchases:	6/00	7/00 – 3/01	12/01	12/02 – 8/03	8/03

(1)	Represents: (a) 1,600,000 shares of Series D preferred stock held by CentPharm, LLC (which will convert into 355,555 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (b) 11,600,000 shares of Series D preferred stock held in escrow by Embassy & Co. (which will convert into 2,577,777 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split).These amounts do not include 400,000 shares of Series D preferred stock purchased from CentPharm, LLC by Dr. Edward Scolnick. CentPharm, LLC controls the voting of the shares of Series D preferred stock held by Embassy & Co. as escrow agent.

(2)	Represents: (a) 2,194,498 shares of Series B preferred stock and 1,580,038 shares of Series C preferred stock held by Alta California Partners II, LP; (which will convert into an aggregate of 963,465 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (b) 27,724 shares of Series B preferred stock and 19,962 shares of Series C preferred stock held by Alta Embarcadero Partners II, LLC (which will convert into an aggregate of 12,172 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (c) 5,167,060 shares of Series E preferred stock held by Alta BioPharma Partners II, LP (which will convert into 1,148,235 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (d) 190,082 shares of Series E preferred stock held by Alta Embarcadero BioPharma Partners II, LLC (which will convert into 42,240 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split).

(3)	Represents: (a) 158,114 shares of Series B preferred stock, 102,774 shares of Series C preferred stock and 36,705 shares of Series E preferred stock held by Skyline Venture Partners II, LP (which will convert into an aggregate of 74,579 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (b) 1,841,886 shares of Series B preferred stock, 1,197,226 shares of Series C preferred stock and 427,581 shares of Series E preferred stock held by Skyline Venture Partners Qualified Purchaser Fund II, LP (which will convert into an aggregate of 868,784 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (c) 500,000 shares of Series C preferred stock and 892,856 shares of Series E preferred stock held by Skyline Expansion Fund, LP (which will convert into an aggregate of 333,715 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split).

(4)	Represents: (a) 460,000 shares of Series B preferred stock, 338,400 shares of Series C preferred stock and 540,000 shares of Series E preferred stock held by Venrock Associates (which will convert into an aggregate of 323,905 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (b) 2,044,445 shares of Series B preferred stock, 1,504,000 shares of Series C preferred stock and 2,400,000 shares of Series E preferred stock held by Venrock Associates III, LP (which will convert into an aggregate of 1,439,579 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (c) 37,600 shares of Series C preferred stock and 60,000 shares of Series E preferred stock held by Venrock Entrepreneurs Fund III, LP (which will convert into an aggregate of 23,508 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (d) 51,111 shares of Series B preferred stock held by Venrock Entrepreneurs Fund, LP (which will convert into 12,481 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split).

(5)	Includes: 13,889 shares of Series A preferred stock held by Corey S. Goodman and the Goodman family trust (which will convert into 3,086 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split).

(6)	Includes: 13,889 shares of Series A preferred stock held by Tito A. Serafini and the Serafini family trust (which will convert into 3,086 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split).

(7)

Includes: (a) 138,889 shares of Series A preferred stock held by Braden Penhoet (which will convert into 30,864 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (b) 138,889 shares of Series A preferred stock held by Stephen Penhoet (which will convert into 30,864 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (c) 222,222 shares of Series B preferred stock and 50,000 shares of Series C preferred stock held by Dr. Penhoet (which will convert into an aggregate of 67,796 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (d) 5,167,060 shares of Series E preferred stock held by Alta BioPharma Partners II, LP (which will convert into 1,148,235 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (e) 190,082 shares of Series E preferred stock held by Alta Embarcadero BioPharma Partners II, LLC (which will convert into 42,240 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split). Braden Penhoet and Stephen Penhoet are Dr. Penhoet’s sons. Dr. Penhoet is a Director of Alta BioPharma Management II, LLC, which is the general partner of Alta BioPharma Partners II, LP. Alta Embarcadero BioPharma Partners II, LLC is an affiliated fund of Alta BioPharma Partners II, LP. Dr. Penhoet disclaims beneficial ownership of the shares held by his sons and these entities except to the extent of his pecuniary interest therein.

(8)	Includes: (a) 11,600,000 shares of Series D preferred stock held in escrow by Embassy & Co. (which will convert into 2,577,777 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (b) 1,600,000 shares of Series D preferred stock held by CentPharm, LLC (which will convert into 355,555 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (c) 950,747 shares of Series E preferred stock held by MDS Life Sciences Technology Fund II NC Limited Partnership (which will convert into 211,277 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (d) 334,967 shares of Series E preferred stock held by MDS Life Sciences Technology Fund II Quebec Limited Partnership (which will convert into 74,437 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (e) 642,857 shares of Series E preferred stock held by MLII Co-Investment Fund NC Limited Partnership (which will convert into 142,857 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (f) 1,285,714 shares of Series E preferred stock held by SC Biotechnology Development Fund LP (which will convert into 285,714 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split). These amounts do not include 400,000 shares of Series D preferred stock transferred to Dr. Edward Scolnick. Mr. Callaghan is a Managing Director, Private Equity at MDS Capital Corp., which provides, or a wholly-owned subsidiary of which provides, services to MDS Life Sciences Technology Fund II NC Limited Partnership, MDS Life Sciences Technology Fund II Quebec Limited Partnership, MLII Co-Investment Fund NC Limited Partnership and SC Biotechnology Development Fund LP. Mr. Callaghan is an Equity Manager of CentPharm, LLC, which controls the voting of the shares of Series D preferred stock held by Embassy & Co. as escrow agent. Mr. Callaghan disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein, if any.

(9)	Includes: (a) 111,112 shares of Series A preferred stock and 55,556 shares of Series B preferred stock held by Ms. Champsi (which will convert into an aggregate of 38,258 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (b) 5,167,060 shares of Series E preferred stock held by Alta BioPharma Partners II, LP (which will convert into 1,148,235 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (c) 190,082 shares of Series E preferred stock held by Alta Embarcadero BioPharma Partners II, LLC (which will convert into 42,240 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split). Ms. Champsi is a Managing Director of Alta BioPharma Management II, LLC, which is the general partner of Alta BioPharma Partners II, LP, and a Manager of Alta Embarcadero BioPharma Partners II, LLC, which is an affiliated fund of Alta BioPharma Partners II, LP. Ms. Champsi disclaims beneficial ownership of the shares held by these entities except to the extent of her pecuniary interest therein.

(10)	Includes: (a) 1,320,200 shares of Series C preferred stock and 1,919,678 shares of Series E preferred stock held by Flagship Ventures—Applied Genomic Technology Capital Fund, LP (which will convert into an aggregate of 783,850 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (b) 79,800 shares of Series C preferred stock and 116,036 shares of Series E preferred stock held by Flagship Ventures—AGTC Advisors Fund, LP (which will convert into an aggregate of 47,380 shares of common stock upon consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split). Ms. Crowell is a Managing Director of Flagship Ventures and a founding General Partner of Flagship Ventures’ Applied Genomic Technology Capital Fund, LP. Flagship Ventures manages Applied Genomic Technology Capital Fund, LP and AGTC Advisors Fund, LP. Ms. Crowell disclaims beneficial ownership of the shares held by these entities except to the extent of her pecuniary interest therein.

(11)	Includes: (a) 460,000 shares of Series B preferred stock, 338,400 shares of Series C preferred stock and 540,000 shares of Series E preferred stock held by Venrock Associates (which will convert into an aggregate of 323,905 shares of common stock upon consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (b) 2,044,445 shares of Series B preferred stock, 1,504,000 shares of Series C preferred stock and 2,400,000 shares of Series E preferred stock held by Venrock Associates III, L.P. (which will convert into an aggregate of 1,439,579 shares of common stock upon consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (c) 51,111 shares of Series B preferred stock held by Venrock Entrepreneurs Fund, L.P. (which will convert into 12,481 shares of common stock upon consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (d) 37,600 shares of Series C preferred stock and 60,000 shares of Series E preferred stock held by Venrock Entrepreneurs Fund III, LP (which will convert into an aggregate of 23,508 shares of common stock upon consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split). Dr. Evnin is a General Partner of Venrock Associates, a Member of Venrock Management III LLC, which is the General Partner of Venrock Associates III, L.P., a Member of Venrock Management LLC, which is the General Partner of Venrock Entrepreneurs Fund, L.P., and a Member of VEF Management III LLC, which is the General Partner of Venrock Entrepreneurs Fund III, L.P. Dr. Evnin disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein.

(12)	Includes: 3,035,714 shares of Series E preferred stock held by Easton Hunt Capital Partners, LP (which will convert into 674,603 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split). Mr. Friedman is the Managing Partner of Easton Hunt Capital Partners, LP. Mr. Friedman disclaims beneficial ownership of the shares held by Easton Hunt Capital Partners, LP except to the extent of his pecuniary interest therein.

(13)	Includes: (a) 1,841,886 shares of Series B preferred stock, 1,197,226 shares of Series C preferred stock and 427,581 shares of Series E preferred stock held by Skyline Venture Partners Qualified Purchaser Fund II, LP (which will convert into an aggregate of 868,784 shares of common stock upon consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); (b) 158,114 shares of Series B preferred stock, 102,774 shares of Series C preferred stock and 36,705 shares of Series E preferred stock held by Skyline Venture Partners II, LP (which will convert into an aggregate of 74,579 shares of common stock upon consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (c) 500,000 shares of Series C preferred stock and 892,856 shares of Series E preferred stock held by Skyline Expansion Fund, LP (which will convert into an aggregate of 333,715 shares of common stock upon consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split). Dr. Kaneko is Managing Director of Skyline Ventures, which manages Skyline Venture Partners Qualified Purchaser Fund II, LP, Skyline Venture Partners II, LP and Skyline Expansion Fund, LP. Dr. Kaneko disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein.

(14)	Includes: (a) 11,600,000 shares of Series D preferred stock held in escrow by Embassy & Co. (which will convert into 2,577,777 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split); and (b) 1,600,000 shares of Series D preferred stock held by CentPharm, LLC (which will convert into 355,555 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split). These amounts do not include 400,000 shares of Series D preferred stock transferred to Dr. Edward Scolnick. Mr. Walker is an Equity Manager of CentPharm, LLC, which controls the voting of the shares of Series D preferred stock held by Embassy & Co. as escrow agent. Mr. Walker disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein.

(15)	Braden Penhoet is the son of Dr. Edward E. Penhoet.

(16)	Stephen Penhoet is the son of Dr. Edward E. Penhoet.

(17)	In December 2002, we issued an aggregate of 13,600,000 shares of our Series D preferred stock (which will convert into 3,022,220 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split) in connection with the purchase of substantially all of the pharmaceutical assets of Centaur Pharmaceuticals, Inc.

Indemnification and Employment Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. See “Management — Limitation of Liability and Indemnification of Officers and Directors”. We have also entered into change of control agreements and/or employment agreements with our named executive officers. See “Management — Employment Agreements and Change of Control Arrangements”.

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Stock Option Grants

We have granted stock options to purchase shares of our common stock to our executive officers and directors. See “Principal Stockholders” and “Management — Summary Compensation Table”.

Other Transactions

On December 3, 2001, in connection with a stock option exercise by Corey Goodman, Ph.D., our President and Chief Executive Officer, we extended Dr. Goodman a loan for $42,000 at an annual interest rate of 3.97%. The loan is due 60 days after the closing of this offering, and the amount outstanding on January 1, 2004 was $42,000 plus accrued interest.

Amended and Restated Investor Rights Agreement

We and our preferred stockholders have entered into an agreement under which our preferred stockholders have registration rights with respect to their shares of common stock following this offering. Upon closing of this offering, all our currently outstanding shares of preferred stock will be converted into shares of our common stock. See “Description of Capital Stock — Registration Rights” for a further description of the terms of this agreement.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of January 1, 2004, by:

•	each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

•	each of our executive officers listed on the Summary Compensation Table;

•	each of our directors; and

•	all of the executive officers and directors as a group.

The information set forth in the table gives effect to the conversion of all of our preferred stock.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 17,949,531 shares of common stock outstanding as of January 1, 2004, and 23,663,816 shares of common stock outstanding after the completion of this offering and the substantially concurrent private sale to Genentech. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of January 1, 2004, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o Renovis, Inc., Two Corporate Drive, South San Francisco, California 94080.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Prior to the Offering	After the Offering
Stockholders owning approximately 5% or more
CentPharm, LLC (1)	2,933,332	16.34	12.40
Entities affiliated with Alta Partners (2)	2,166,162	12.07	9.15
Entities affiliated with Skyline Ventures (3)	1,303,744	7.26	5.51
Entities affiliated with Venrock Associates (4)	1,803,918	10.05	7.62

Directors and Executive Officers
Corey S. Goodman, Ph.D. (5)	725,308	3.96	3.02
John C. Doyle (6)	159,998	*	*
F. Jacob Huff, M.D. (7)	129,998	*	*
Michael G. Kelly, PhD. (8)	169,998	*	*
Tito A. Serafini, Ph.D. (9)	303,557	1.68	1.28
Edward E. Penhoet, Ph.D. (10)	1,368,888	7.61	5.77
Michael J. Callaghan (11)	3,674,283	20.44	15.51
Farah H. Champsi (12)	1,255,399	6.99	5.30
Nancy M. Crowell (13)	857,896	4.77	3.62
Anthony B. Evnin, Ph.D. (14)	1,826,140	10.16	7.71
John H. Friedman (15)	696,825	3.88	2.94
Yasunori Kaneko, M.D. (16)	1,303,789	7.26	5.51
Edward M. Scolnick, M.D. (17)	126,665	*	*
John P. Walker (18)	2,959,998	16.47	12.49
All directors and officers as a group (14 persons) (19)	11,434,887	60.10	46.22

*	Less than 1%.

(1)	Represents: (a) 355,555 shares of common stock held by CentPharm, LLC; and (b) 2,577,777 shares of common stock held in escrow by Embassy & Co. CentPharm, LLC controls the voting of the shares of common stock held by Embassy & Co. as escrow agent.

(2)	Represents: (a) 1,148,235 shares of common stock held by Alta BioPharma Partners II, LP; (b) 963,514 shares of common stock held by Alta California Partners II, LP; (c) 42,240 shares of common stock held by Alta Embarcadero BioPharma Partners II, LLC; and (d) 12,172 shares of common stock held by Alta Embarcadero Partners II, LLC.

(3)	Represents: (a) 339,494 shares of common stock held by Skyline Expansion Fund, LP; (b) 76,230 shares of common stock held by Skyline Venture Partners II, LP; and (c) 888,020 shares of common stock held by Skyline Venture Partners Qualified Purchaser Fund II, LP.

(4)	Represents: (a) 324,731 shares of common stock held by Venrock Associates; (b) 1,443,252 shares of common stock held by Venrock Associates III, LP; (c) 23,508 shares of common stock held by Venrock Entrepreneurs Fund III, LP; and (d) 12,482 shares of common stock held by Venrock Entrepreneurs Fund, LP.

(5)	Represents: (a) 370,956 shares of common stock held by Dr. Goodman and the Goodman family trust, 101,756 shares of which are subject to repurchase as of January 1, 2004; and (b) options granted to Dr. Goodman to purchase 354,352 shares of common stock, 341,437 shares of which are unvested as of January 1, 2004.

(6)	Represents: (a) 17,777 shares of common stock held by Mr. Doyle, 1,111 shares of which are subject to repurchase as of January 1, 2004; and (b) options granted to Mr. Doyle to purchase 142,221 shares of common stock, 131,551 shares of which are unvested as of January 1, 2004.

(7)	Represents: (a) 2,222 shares of common stock held by Dr. Huff; and (b) options granted to Dr. Huff to purchase 127,776 shares of common stock, 111,386 shares of which are unvested as of January 1, 2004.

(8)	Represents: (a) 55,555 shares of common stock held by Dr. Kelly, 44,026 shares of which are subject to repurchase as of January 1, 2004; and (b) options granted to Dr. Kelly to purchase 114,443 shares of common stock, 105,900 shares of which are unvested as of January 1, 2004.

(9)	Represents: (a) 194,669 shares of common stock held by Dr. Serafini and the Serafini family trust, 44,167 shares of which are subject to repurchase as of January 1, 2004; and (b) options granted to Dr. Serafini to purchase 108,888 shares of common stock, 100,833 shares of which are unvested as of January 1, 2004.

(10)	Represents: (a) 30,864 shares of common stock held by Braden Penhoet; (b) 30,864 shares of common stock held by Stephen Penhoet; (c) 724,241 shares of common stock held by Dr. Penhoet, 741 shares of which are subject to repurchase as of January 1, 2004; (d) options granted to Dr. Penhoet to purchase 44,444 shares of common stock, 44,444 shares of which are unvested as of January 1, 2004; (e) 1,148,235 shares of common stock held by Alta BioPharma Partners II, LP; and (f) 42,240 shares of common stock held by Alta Embarcadero BioPharma Partners II, LLC. Braden Penhoet and Stephen Penhoet are Dr. Penhoet’s sons. Dr. Penhoet is a Director of Alta BioPharma Management II, LLC, which is the general partner of Alta BioPharma Partners II, LP. Alta Embarcadero BioPharma Partners II, LLC is an affiliated fund of Alta BioPharma Partners II, LP. Dr. Penhoet disclaims beneficial ownership of the shares held by his sons and these entities except to the extent of his pecuniary interest therein.

(11)	Represents: (a) options granted to Mr. Callaghan to purchase 26,666 shares of common stock, 22,778 shares of which are unvested as of January 1, 2004; (b) 355,555 shares of common stock held by CentPharm, LLC; (c) 2,577,777 shares of common stock held in escrow by Embassy & Co.; (d) 211,277 shares of common stock held by MDS Life Sciences Technology Fund II NC Limited Partnership; (e) 74,437 shares of common stock held by MDS Life Sciences Technology Fund II Quebec Limited Partnership; (f) 142,857 shares of common stock held by MLII Co-Investment Fund NC Limited Partnership; and (g) 285,714 shares of common stock held by SC Biotechnology Development Fund LP. Mr. Callaghan is a Managing Director, Private Equity at MDS Capital Corp., which provides, or a wholly-owned subsidiary of which provides, services to MDS Life Sciences Technology Fund II NC Limited Partnership, MDS Life Sciences Technology Fund II Quebec Limited Partnership, MLII Co-Investment Fund NC Limited Partnership and SC Biotechnology Development Fund LP. Mr. Callaghan is an Equity Manager of CentPharm, LLC, which controls the voting of the shares of common stock held by Embassy & Co. as escrow agent. Mr. Callaghan disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein if any.

(12)	Represents: (a) 42,704 shares of common stock held by Ms. Champsi, 741 shares of which are subject to repurchase as of January 1, 2004; (b) options granted to Ms. Champsi to purchase 22,222 shares of common stock, 22,222 shares of which are unvested as of January 1, 2004; (c) 1,148,235 shares of common stock held by Alta BioPharma Partners II, LP; and (d) 42,240 shares of common stock held by Alta Embarcadero BioPharma Partners II, LLC. Ms. Champsi is a Managing Director of Alta BioPharma Management II, LLC, which is the general partner of Alta BioPharma Partners II, LP and a Manager of Alta Embarcadero BioPharma Partners II, LLC, which is an affiliated fund of Alta BioPharma Partners II, LP. Ms. Champsi disclaims beneficial ownership of the shares held by these entities except to the extent of her pecuniary interest therein.

(13)	Represents: (a) options granted to Ms. Crowell to purchase 26,666 shares of common stock, 21,760 shares of which are unvested as of January 1, 2004; (b) 47,380 shares of common stock held by Flagship Ventures-AGTC Advisors Fund, LP; and (c) 783,850 share of common stock held by Flagship Ventures-Applied Genomic Technology Capital Fund, LP. Ms. Crowell is a Managing Director of Flagship Ventures and a founding General Partner of Flagship Ventures’ Applied Genomic Technology Capital. Flagship Ventures manages Applied Genomic Technology Capital Fund, LP and AGTC Advisors Fund, LP. Ms. Crowell disclaims beneficial ownership of the shares held by these entities except to the extent of her pecuniary interest therein.

(14)	Represents: (a) options granted to Dr. Evnin to purchase 22,222 shares of common stock, 22,222 shares of which are unvested as of January 1, 2004; (b) 324,731 shares of common stock held by Venrock Associates, 136 shares of which are subject to repurchase as of January 1, 2004; (c) 1,443,208 shares of common stock held by Venrock Associates III, LP, 605 shares of which are subject to repurchase as of January 1, 2004; (d) 23,508 shares of common stock held by Venrock Entrepreneurs Fund III, LP; and (e) 12,481 shares of common stock held by Venrock Entrepreneurs Fund, LP. Dr. Evnin is a General Partner of Venrock Associates, a Member of Venrock Management III LLC, which is the General Partner of Venrock Associates III, LP, a Member of Venrock Management LLC, which is the General Partner of Venrock Entrepreneurs Fund, L.P., and a Member of VEF Management III LLC, which is the General Partner of Venrock Entrepreneurs Fund III, L.P. Dr. Evnin disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein.

(15)	Represents: (a) options granted to Mr. Friedman to purchase 22,222 shares of common stock, 22,222 shares of which are unvested as of January 1, 2004; and (b) 674,603 shares of common stock held by Easton Hunt Capital Partners, LP. Mr. Friedman is the Managing Partner of Easton Hunt Capital Partners, LP. Mr. Friedman disclaims beneficial ownership of the shares held by Easton Hunt Capital Partners, LP, except to the extent of his pecuniary interest therein.

(16)	Represents: (a) 339,494 shares of common stock held by Skyline Expansion Fund, LP, 5,056 shares of which are unvested as of January 1, 2004; (b) 76,230 shares of common stock held by

Skyline Venture Partners II, LP, 1,197 shares of which are subject to repurchase as of January 1, 2004; and (d) 888,020 shares of common stock held by Skyline Venture Partners Qualified Purchaser Fund II, LP, 13,933 shares of which are subject to repurchase as of January 1, 2004. Dr. Kaneko is Managing Director of Skyline Ventures, which manages Skyline Venture Partners Qualified Purchaser Fund II, LP, Skyline Venture Partners II, LP and Skyline Expansion Fund, LP. Dr. Kaneko disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein.

(17)	Represents: (a) 88,888 shares of common stock held by Dr. Scolnick; and (b) options granted to Dr. Scolnick to purchase 37,777 shares of common stock, 25,927 shares of which are unvested as of January 1, 2004.

(18)	Represents: (a) options granted to Mr. Walker to purchase 26,666 shares of common stock, 22,778 shares of which are unvested as of January 1, 2004; (b) 355,555 shares of common stock held by CentPharm, LLC; and (c) 2,577,777 shares of common stock held by Embassy & Co. Mr. Walker is an Equity Manager of CentPharm, LLC, which controls the voting of the shares of common stock held by Embassy & Co. Mr. Walker disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein.

(19)	This number includes only once the 355,555 shares of common stock held by CentPharm, LLC, the 2,577,777 shares of common stock held in escrow by Embassy & Co., the 1,148,235 shares of common stock held by Alta BioPharma Partners II, LP and the 42,240 shares of common stock held by Alta Embarcadero BioPharma Partners II, LLC.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of September 30, 2003, there were 1,709,422 shares of common stock outstanding and 16,208,583 shares of preferred stock outstanding allocated among five series (after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock and the 1-for-4.5 reverse stock split). As of September 30, 2003, we had approximately 200 record holders of our capital stock. All of our outstanding shares of preferred stock will convert immediately prior to the closing of this offering. After the closing of this offering and our private sale to Genentech, after giving effect to the conversion of all outstanding preferred stock into common stock and the 1-for-4.5 reverse stock split, we will have 23,632,290 shares of common stock and no shares of preferred stock outstanding. In addition, as of September 30, 2003, 124,498 shares of our common stock were reserved for issuance under our 2003 Equity Incentive Plan and 2000 Equity Incentive Plan and options to purchase 1,795,570 shares of our common stock were outstanding. Subject to the completion of this offering, we have reserved an additional 944,444 shares of common stock for issuance under our 2003 Stock Plan and our Employee Stock Purchase Plan. Also, as of September 30, 2003, 57,222 shares of our common stock were issuable under outstanding warrants.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries of all of their material terms and provisions and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect amendments to our certificate of incorporation and bylaws that will become effective upon closing of this offering.

Common Stock

Upon the closing of this offering, we will be authorized to issue one class of common stock. Stockholders will be entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock will not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election. Holders of our common stock will be entitled to receive dividends, if any, out of legally available funds when and if declared from time to time by our board of directors. See “Dividend Policy”. In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock. Our common stock will have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable and the shares of common stock offered hereby will be fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of our preferred stock will be converted into an aggregate of 16,208,583 shares of common stock. Under our certificate of incorporation, upon the closing of this offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations, restrictions. Our Board of Directors can also increase or decrease the number of shares of any series of our preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of January 1, 2004, the following warrants were outstanding:

•	In April 2001, in connection with an equipment leasing transaction, we issued two warrants to purchase an aggregate of 155,556 shares of our Series B preferred stock at an exercise price of $1.80 per share to GATX Ventures, Inc. and TBCC Funding Trust II. The expiration date of these warrants is the later of April 27, 2011 or seven years after the closing of the initial public offering of our common stock. These warrants will automatically exercise, even if they are not surrendered, immediately prior to their expiration date. Following the pre-offering reverse stock split and automatic conversion of the outstanding shares of preferred stock into common stock upon the completion of this offering, these warrants will become exercisable for an aggregate of 37,986 shares of common stock at an exercise price of $7.37 per share. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment upon the occurrence of any stock dividend or stock split.

•	In October 2001, in connection with an equipment leasing transaction, we issued a warrant to purchase 38,890 shares of our Series B preferred stock at an exercise price of $1.80 per share to GATX Ventures, Inc. The expiration date of this warrant is the later of October 10, 2011 or seven years after the closing of the initial public offering of our common stock. This warrant will automatically exercise, even if it is not surrendered, immediately prior to its expiration date. Following the pre-offering reverse stock split and automatic conversion of the outstanding shares of preferred stock into common stock upon the completion of this offering, this warrant will become exercisable for 9,496 shares of common stock at an exercise price of $7.37 per share. The exercise price and the number of shares of common stock issuable upon exercise of the warrant is subject to adjustment upon the occurrence of any stock dividend or stock split.

•	In July 2002, in connection with an equipment leasing transaction, we issued two warrants to purchase an aggregate of 36,000 shares of our Series C preferred stock at an exercise price of $2.50 per share to GATX Ventures, Inc. and TBCC Funding Trust II. The expiration date of these warrants is the later of July 24, 2012 or seven years after the closing of the initial public offering of our common stock. These warrants will automatically exercise, even if they are not surrendered, immediately prior to their expiration date. Following the pre-offering reverse stock split and automatic conversion of the outstanding shares of preferred stock into common stock upon the completion of this offering, these warrants will become exercisable for an aggregate of 9,740 shares of common stock at an exercise price of $9.24 per share. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment upon the occurrence of any stock dividend or stock split.

Registration Rights

Upon completion of this offering, the holders of approximately 16,208,583 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act as described below. In addition, upon the exercise of warrants convertible into 57,222 shares of common stock, the holders will be entitled to the registration of these shares under the Securities Act under the terms described below, except that they will not have demand registration rights.

•	Demand Registration Rights. At any time 180 days after the closing of this offering, the holders of at least 50% of the shares having registration rights can demand that we file a registration statement for those shares so long as the demand covers at least 50% of the shares and the total offering price of the shares is greater than $10.0 million. We will effect the registration as requested, unless the underwriters decide to limit the number of shares that may be included in the registration due to marketing factors. We are only obligated to satisfy two demand registrations, and we may defer a registration by up to 90 days under specified circumstances once per 12-month period. We are not obligated to satisfy a demand registration if the registrable shares may immediately be registered pursuant to an S-3 registration, as described below.

•	Piggyback Registration Rights. If we register any securities for public sale, the holders of the shares having registration rights may include their shares in the registration statement. The underwriters have the right to limit the number of shares having registration rights that may be included in the registration statement, but not below 25% of the total number of shares included in the registration statement, except for this initial public offering in which the underwriters have excluded all sales by stockholders.

•	Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, any holders of the shares having registration rights can demand that we file a registration statement on Form S-3 or any similar short-form registration statement, so long as (i) the aggregate amount of securities to be sold under the registration statement on Form S-3 or any similar short-form registration statement is at least $1.0 million and (ii) we are not required to qualify to do business or execute a general consent to service of process in order to effect the registration in the jurisdiction in which the registration statement would be filed. We may defer a registration by up to 90 days under specified circumstances once per 12-month period.

•	Special Form S-3 Registration Rights. At any time on or after the earlier of April 1, 2004 (provided that the closing of this offering has occurred) or a change in control of the Company, CentPharm, LLC can demand that we either (i) facilitate the resale of the shares of common stock issued upon the conversion of the Series D preferred stock without registration of such shares or (ii) file a registration statement on Form S-3 for the benefit of certain holders of the shares of common stock issued upon the conversion of the Series D preferred stock, provided Form S-3 is available for such offering.

Expenses of Registration.    We will pay for all registration expenses, including the reasonable legal expenses of a single counsel for the holders not to exceed $25,000, relating to any demand, piggyback, Form S-3 or special Form S-3 registration, other than the underwriting discount and selling commissions applicable to the sale. However, we are generally not required to pay for the expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights.

Expiration of Registration Rights.    The registration rights described above will expire five years after the later of (i) the date of the closing of this offering or (ii) the date on which all of our preferred stock is converted to common stock. The registration rights will terminate earlier for a particular stockholder if (i) we have completed our initial public offering and are subject to the Securities Exchange Act of 1934, (ii) such holder (together with its affiliates, partners and former partners) holds less than 1% of our outstanding common stock (assuming the conversion of any outstanding preferred stock into common stock) and (iii) such holder can resell all of its securities in a 90-day period under Rule 144(k) of the Securities Act.

Antitakeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Renovis to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote.

In particular, our certificate of incorporation and bylaws provide for the following:

Staggered Board of Directors.    Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting or special meeting in lieu of such annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our certificate of incorporation and bylaws by removing our incumbent directors.

No Written Consent of Stockholders.    Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders.    Special meetings of our stockholders may be called only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Advance Notice Requirement.    Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the Board of Directors. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

Amendment of Bylaws and Certificate of Incorporation.    The approval of not less that 66 2/3% of the outstanding shares of our capital stock entitled to vote is required to amend any bylaws by stockholder action, or to amend the provisions of our certificate of incorporation that are described in this section or that are described under “Management — Limitation on Liability and Indemnification of Officers and Directors” above. These provisions will make it more difficult to circumvent the anti-takeover provisions of our certificate of incorporation and our bylaws.

Issuance of Undesignated Preferred Stock.    Our Board of Directors is authorized to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Nasdaq National Market Quotation

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “RNVS”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of this offering and our substantially concurrent private sale to Genentech and based on shares outstanding at September 30, 2003, we will have outstanding 23,632,290 shares of common stock. All the shares sold in this offering, the shares issued in our substantially concurrent private sale to Genentech, plus any shares issued upon exercise of the underwriters’ option to purchase additional shares from Renovis, will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

The remaining 17,918,005 shares of common stock outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

Our directors, officers and holders of approximately 99% of our stock have entered into lock-up agreements with the underwriters of this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our shares of common stock or any securities exercisable for or convertible into our common stock owned by them prior to this offering for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. on behalf of our underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by Goldman, Sachs & Co. on behalf of our underwriters. Goldman, Sachs & Co. has advised us that it has no current intention to shorten or release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Based on shares outstanding as of September 30, 2003, taking into account the lock-up agreements, and assuming Goldman, Sachs & Co. does not release stockholders from these agreements prior to the expiration of the 180-day lock-up period, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the date of this prospectus, the 5,500,000 shares sold in this offering will be immediately available for sale in the public market;

•	beginning 180 days after the date of this prospectus, approximately 10,686,271 additional shares will become eligible for sale under Rule 144 or 701, subject to volume restrictions as described below; and

•	the remainder of the restricted securities will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 236,322 shares immediately after this offering and our private sale of common stock to Genentech; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the effective date of this offering before selling such shares. However, all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale upon the expiration of the 180-day lock-up agreements unless Goldman, Sachs & Co. waives the lock-up on behalf of the underwriters. Goldman, Sachs & Co. has advised us that it has no current intention to shorten or release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Within 90 days following the effectiveness of this offering, we intend to file a registration statement on Form S-8 registering approximately 2,832,984 shares of common stock subject to outstanding options or reserved for future issuance under our 2003 Stock Plan, 2003 Equity Incentive Plan, 2000 Equity Incentive Plan and Employee Stock Purchase Plan, based on shares and options outstanding as of January 1, 2004. As of January 1, 2004, options to purchase a total of 1,801,532 shares were outstanding and 87,008 additional shares were reserved for future issuance under our 2003 Equity Incentive Plan and 2000 Equity Incentive Plan. Subject to the completion of this offering, we have reserved an additional 944,444 shares of common stock for issuance under our 2003 Stock Plan and Employee Stock Purchase Plan. Upon the filing of the registration statement on Form S-8, common stock issued upon exercise of outstanding options which are not subject to our right of repurchase or which are issued under our 2003 Stock Plan or Employee Stock Purchase Plan, other than common stock issued to our affiliates, will be available for immediate resale in the open market. Also beginning six months after the date of this offering, holders of approximately 16,265,805 restricted shares (including 57,222 restricted shares issuable upon the exercise of outstanding warrants) will be entitled to certain registration rights. See “Description of Capital Stock — Registration Rights” on page 80 for more information regarding these rights. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any beneficial holder of our common stock that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made an election to be treated as a United States person.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships which hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, holders whose functional currency is other than the United States dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, legislative history and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States Holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock, we do not plan to pay any dividends for the foreseeable future and we are currently precluded from paying dividends pursuant to the terms of existing debt. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN certifying, under penalty of perjury, the holder’s status as a non-U.S. person and qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “United States real property holding corporation” for United States federal income tax purposes.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Subject to certain exceptions, a similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., CIBC World Markets Corp., Piper Jaffray & Co. and SG Cowen Securities Corporation are the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
CIBC World Markets Corp.
Piper Jaffray & Co.
SG Cowen Securities Corporation

Total	5,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 825,000 shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 825,000 additional shares.

Paid by the Company
		No Exercise		Full Exercise

Per Share	$		$
Total	$		$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The company, its directors, officers, employees and certain stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made for quotation of the common stock on the Nasdaq National Market under the symbol “RNVS”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on Nasdaq National Market or in the over-the-counter market or otherwise.

A prospectus in electronic format will be made available on websites maintained or supported by the lead manager of this offering and may also be made available on websites maintained or supported by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

No syndicate member has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.7 million.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

VALIDITY OF SECURITIES

The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California and for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California. As of January 1, 2004, persons and entities affiliated with Latham & Watkins LLP beneficially owned 11,111 shares of our common stock immediately prior to the closing of this offering.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2001 and 2002 and September 30, 2003 and for the period from inception (January 5) to December 31, 2000, the years ended December 31, 2001 and 2002, the nine month period ended September 30, 2003 and for the period from inception (January 5, 2000) to September 30, 2003 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance of Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above.

We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Renovis, Inc.

We have audited the accompanying balance sheets of Renovis, Inc. (a development stage company) as of December 31, 2001 and 2002 and September 30, 2003, and the related statements of operations, stockholders’ equity (net capital deficiency), and cash flows for the period from inception (January 5, 2000) to December 31, 2000, the years ended December 31, 2001 and 2002, the nine month period ended September 30, 2003, and for the period from inception (January 5, 2000) to September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Renovis, Inc. (a development stage company) at December 31, 2001 and 2002 and September 30, 2003, and the results of its operations and its cash flows for the period from inception (January 5, 2000) to December 31, 2000, the years ended December 31, 2001 and 2002, the nine month period ended September 30, 2003, and for the period from inception (January 5, 2000) to September 30, 2003, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Palo Alto, California

November 17, 2003, except for the

sixth paragraph of Note 1, as to

which the date is

The foregoing report is in the form that will be signed upon the consummation of the reverse stock split described in Note 1 to the financial statements.

/s/    ERNST & YOUNG LLP

Palo Alto, California

January 28, 2004

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31,		September 30, 2003	Pro Forma Stockholders’ Equity at September 30, 2003
	2001	2002
				(unaudited)
	(in thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$30,795	$4,669	$48,277
Short-term investments	—	12,746	2,346
Prepaids and other current assets	167	334	890

Total current assets	30,962	17,749	51,513
Property and equipment, net	5,874	6,290	6,213
Intangible assets, net	—	1,014	2,486
Other assets	142	102	315
Restricted cash	711	711	711

	$37,689	$25,866	$61,238

LIABILITIES AND STOCKHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$574	$511	$930
Accrued compensation	160	453	517
License fees payable, current portion	199	619	460
Loan payable, current portion (net of deferred charges of $97, $125 and $79 in 2001, 2002 and September 30, 2003)	1,272	1,845	1,925
Other accrued liabilities	258	469	2,154

Total current liabilities	2,463	3,897	5,986
License fees payable, noncurrent portion	397	383	75
Loan payable, noncurrent portion (net of deferred charges of $138, $77 and $29 in 2001, 2002 and September 30, 2003)	2,616	1,960	846
Commitments
Convertible preferred stock, $0.001 par value; 24,138,895, 38,488,895 and 69,282,358 shares authorized at December 31, 2001, 2002 and September 30, 2003, respectively; issuable in series; 4,796,510, 6,068,641 and 15,344,817 shares issued and outstanding at December 31, 2001, 2002 and September 30, 2003, respectively; aggregate liquidation preference of $46,750, $61,062 and $130,062 at December 31, 2001, 2002 and September 30, 2003, respectively; no shares outstanding pro forma	46,995	59,388	123,266	$—
Stockholders’ equity (net capital deficiency):
Common stock, $0.001 par value; 34,000,000, 48,500,000 and 87,000,000 shares authorized at December 31, 2001, 2002 and September 30, 2003, respectively; 1,070,320, 1,094,938 and 1,287,026 shares issued and outstanding at December 31, 2001, 2002 and September 30, 2003, respectively; 17,495,609 shares outstanding pro forma (unaudited)	1	1	1	17
Additional paid-in capital	354	450	18,425	141,675
Notes receivable from stockholders	(45)	(44)	(44)	(44)
Deferred stock compensation	—	—	(16,367)	(16,367)
Deficit accumulated during the development stage	(15,092)	(40,169)	(70,950)	(70,950)

Total stockholders’ equity (net capital deficiency)	(14,782)	(39,762)	(68,935)	$54,331

	$37,689	$25,866	$61,238

See accompanying notes.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	Period from inception (January 5, 2000) to December 31, 2000	Years ended December 31,		Nine months ended September 30,		Period from Inception (January 5, 2000) to September 30, 2003
		2001	2002	2002	2003
				(unaudited)
		(in thousands, except share and per share data)
Contract revenues	$—	$—	$—	$—	$4,500	$4,500
Operating expenses:
Research and development	2,318	7,536	10,944	7,900	12,587	33,385
General and administrative	1,790	3,798	5,266	3,397	4,594	15,448
Amortization of employee stock-based compensation	—	—	—	—	644	644
Acquired in-process research and development	—	—	8,882	—	17,305	26,187

Total operating expenses	4,108	11,334	25,092	11,297	35,130	75,664

Loss from operations	(4,108)	(11,334)	(25,092)	(11,297)	(30,630)	(71,164)
Interest income	375	326	573	454	238	1,512
Interest expense	—	(351)	(558)	(463)	(389)	(1,298)

Net loss	(3,733)	(11,359)	(25,077)	(11,306)	(30,781)	(70,950)
Deemed dividend upon issuance of Series E convertible preferred stock	—	—	—	—	(43,393)	(43,393)

Net loss attributable to common stockholders	$(3,733)	$(11,359)	$(25,077)	$(11,306)	$(74,174)	$(114,343)

Basic and diluted net loss per share applicable to common stockholders	$(8.93)	$(14.56)	$(23.56)	$(10.55)	$(66.10)

Shares used to compute basic and diluted net loss per share	418,101	780,295	1,064,489	1,071,839	1,122,211

Pro forma basic and diluted net loss per share applicable to common stockholders (unaudited)			$(3.99)		$(7.54)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			6,280,823		9,831,419

See accompanying notes.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)

	Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount
	(in thousands, except share and per share data)
Issuance of common stock to founder and investor at $0.0045 per share for cash in January 2000	66,666	$—	$—	$—	$—	$—	$—
Issuance of common stock to founders at $0.045 per share for cash and note in June 2000	488,888	1	22	(4)	—	—	19
Exercises of common stock options at $0.045 per share for cash in February through July 2000	162,219	—	7	—	—	—	7
Issuance of promissory note to stockholder in July 2000	—–	—	—	(161)	—	—	(161)
Net and comprehensive loss	—	—	—	—	—	(3,733)	(3,733)

Balance at December 31, 2000	717,773	1	29	(165)	—	(3,733)	(3,868)
Issuance of common stock for services at $0.81 per share in July and October 2001	5,555	—	3	—	—	—	3
Repurchase of shares at $0.045 per share for cash in July and September 2001	(6,782)	—	—	—	—	—	—
Repayment of promissory note from stockholder in August 2001	—	—	—	161	—	—	161
Issuance of common stock upon exercise of options	353,774	—	286	(42)	—	—	244
Fair market value of stock options granted to consultants for services rendered	—	—	36	—	—	—	36
Forgiveness of promissory note to stockholder in December 2001	—	—	—	1	—	—	1
Net and comprehensive loss	—	—	—	—	—	(11,359)	(11,359)

Balance at December 31, 2001	1,070,320	1	354	(45)	—	(15,092)	(14,782)

See accompanying notes.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)

	Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount
	(in thousands, except share and per share data)
Balance at December 31, 2001 (carried forward)	1,070,320	$1	$354	$(45)	$—	$(15,092)	$(14,782)
Issuance of common stock for services at $1.125 per share in June, November and December 2002	38,499	—	43	—	—	—	43
Repurchase of shares at $0.045 and $0.81 per share for cash in March and June 2002	(36,040)	—	(24)	—	—	—	(24)
Repayment of promissory note from stockholder in August 2002	—	—	—	1	—	—	1
Issuance of common stock upon exercise of options at $0.81 and $1.125 per share in March to October 2002	29,983	—	31	—	—	—	31
Unvested common stock at $0.81 and $1.125 per share in March to October 2002	(10,601)	—	(11)	—	—	—	(11)
Fair market value of stock options granted to consultants for services rendered	—	—	54	—	—	—	54
Issuance of common stock to consultants for services at $1.125 per share in September and November 2002	2,777	—	3	—	—	—	3
Net and comprehensive loss	—	—	—	—	—	(25,077)	(25,077)

Balance at December 31, 2002	1,094,938	1	450	(44)	—	(40,169)	(39,762)
Issuance of common stock upon exercise of options at $0.81 to $4.50 per share in January to September 2003	635,649	1	732	—	—	—	733
Unvested common stock at $1.125 and $4.50 per share in January to September 2003	(411,795)	(1)	(503)	—	—	—	(504)
Repurchase of shares at $0.045, $0.81, and $1.125 per share for cash in January thru August 2003	(31,766)	—	(23)	—	—	—	(23)
Beneficial conversion feature associated with the issuance of Series E convertible preferred stock	—	—	43,393	—	—	—	43,393
Deemed dividend to preferred stockholders	—	—	(43,393)	—	—	—	(43,393)
Deferred stock compensation	—	—	17,011	—	(17,011)	—	—
Fair market value of stock options granted to consultants for services rendered	—	—	758	—	—	—	758
Amortization of deferred stock compensation	—	—		—	644	—	644
Net and comprehensive loss	—	—	—	—	—	(30,781)	(30,781)

Balance at September 30, 2003	1,287,026	$1	$18,425	$(44)	$(16,367)	$(70,950)	$(68,935)

See accompanying notes.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	Period from Inception (January 5, 2000) to December 31, 2000	Years ended December 31,		Nine months ended September 30,		Period from Inception (January 5, 2000) to September 30, 2003
		2001	2002	2002	2003
				(Unaudited)
	(in thousands)
Cash flows from operating activities
Net loss	$(3,733)	$(11,359)	$(25,077)	$(11,306)	$(30,781)	$(70,950)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	47	860	1,422	1,006	1,810	4,139
Amortization of deferred stock compensation	—	—	—	—	644	644
Loss on disposal of fixed assets	—	115	56	22	24	195
Acquired in-process research and development	—	—	8,882	—	17,305	26,187
Noncash interest and issuances of equity	—	99	216	120	852	1,167
Change in assets and liabilities:
Prepaids and other current assets	(175)	8	(166)	(742)	(556)	(889)
Other assets	—	(141)	39	(14)	(213)	(315)
Restricted cash	(711)	—	—	—	—	(711)
Accounts payable	1,407	(833)	(63)	7	419	930
Accrued compensation	129	31	293	200	64	517
License fees payable	648	(52)	406	181	(467)	535
Other accrued liabilities	118	139	199	149	1,183	1,639

Net cash used in operating activities	(2,270)	(11,133)	(13,793)	(10,377)	(9,716)	(36,912)
Cash flows from investing activities
Capital expenditures	(2,188)	(4,828)	(2,005)	(1,432)	(1,196)	(10,217)
Proceeds from disposal of fixed assets	—	120	141	131	—	261
Purchases of short-term investments	—	—	(46,065)	(30,774)	(14,005)	(60,070)
Sales of short-term investments	—	—	30,600	15,000	17,470	48,070
Maturities of short-term investments	—	—	2,719	2,000	6,935	9,654
Cash paid relating to asset acquisition	—	—	(1,925)	—	(138)	(2,063)

Net cash provided by (used in) investing activities	(2,188)	(4,708)	(16,535)	(15,075)	9,066	(14,365)

See accompanying notes.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS — (Continued)

	Period from Inception (January 5, 2000) to December 31, 2000	Years ended December 31,		Nine months ended September 30,		Period from Inception (January 5, 2000) to September 30, 2003
		2001	2002	2002	2003
				(Unaudited)
	(in thousands)
Cash flows from financing activities
Principal payments on loan payable	$—	$(635)	$(1,758)	$(1,422)	$(1,519)	$(3,912)
Proceeds from loan payable	—	4,759	1,642	874	391	6,792
Proceeds from issuance of common stock, net of repurchases	26	244	6	5	708	984
Proceeds from repayment of stockholder notes	—	161	1	—	—	162
Cash paid to stockholders for notes receivable	(161)	—	—	—	—	(161)
Proceeds from issuance of convertible preferred stock	16,400	30,300	4,311	4,311	44,678	95,689

Net cash provided by financing activities	16,265	34,829	4,202	3,768	44,258	99,554

Net (decrease) increase in cash and cash equivalents	11,807	18,988	(26,126)	(21,684)	43,608	48,277
Cash and cash equivalents at beginning of period	—	11,807	30,795	30,795	4,669	—

Cash and cash equivalents at end of period	$11,807	$30,795	$4,669	$9,111	$48,277	$48,277

Supplemental disclosure of cash flow information
Interest paid	$—	$309	$443	$381	398	$1,150

Supplemental schedule of noncash financing activities
Issuance of common stock in exchange for note receivable from stockholder	$4	$42	$—	$—	$—	$46

Warrants issued in connection with equipment loans	$—	$294	$82	$82	$—	$376

Deferred stock compensation	$—	$—	$—	$—	$17,011	$17,011

Deemed dividend to preferred stockholders		$—	$—	$—	$43,393	$43,393

See accompanying notes

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

The Company and Nature of Operation and Basis of Preparation

Renovis, Inc. (the “Company”) was incorporated in the state of Delaware on January 5, 2000. The Company is a biopharmaceutical company developing drugs to treat neurological diseases and disorders. Its facilities are located in South San Francisco.

The Company’s primary activities since incorporation have been establishing its offices and research facilities, recruiting personnel, conducting research and development, performing business and financial planning, and raising capital. Accordingly, the Company is considered to be in the development stage.

The Company has sustained operating losses since inception and expects such losses to continue over the next several years. Management plans to continue to finance the operations with a combination of equity issuances, debt arrangements, and revenues from corporate alliances with pharmaceutical companies. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company operates in one business segment.

Unaudited Interim Results

The statement of operations and cash flows for the nine months ended September 30, 2002 is unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s results of operations and cash flows for the nine months ended September 30, 2002. The financial data and other information disclosed in these notes to financial statements related to the nine month period ended September 30, 2002 are unaudited.

Reverse Stock Split

In January 2004, the Board of Directors approved a 1-for-4.5 reverse stock split of its convertible preferred stock and common stock. All share and per share amounts have been retroactively restated in the accompanying financial statements and notes for all periods presented. An amended and restated certificate of incorporation will be filed immediately prior to the closing of this offering effecting the 1-for-4.5 reverse stock split and setting the authorized common stock and authorized preferred stock to 100,000,000 and 5,000,000 shares, respectively. All common share, preferred share and per share amounts contained in the financial statements have been retroactively adjusted to reflect the reverse stock split.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Pro Forma Stockholders’ Equity

Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of 15,344,817 shares of convertible preferred stock into 16,208,583 shares of common stock, is set forth on the accompanying balance sheets.

Contract Revenue

Contract revenue consists of a $4.5 million milestone payment received in February 2003, under a corporate collaboration agreement with AstraZeneca. The Company recognizes milestone payments upon successful completion of a performance-based milestone event. The Company had no revenue during the years ended December 31, 2001 and 2002.

Research and Development

Research and development costs, which include related salaries, contractor fees, administrative expenses, and allocations of administrative overhead costs, are charged to expense as incurred. License and milestone obligations due prior to regulatory approval to market a product are also charged to research and development expense.

In-Process Research and Development

In December 2002, the Company acquired pharmaceutical assets and intellectual property from Centaur Pharmaceuticals, Inc. (“Centaur”). As the acquired in-process research and development had not reached technological feasibility and had no alternative future uses, in connection with this asset acquisition and the related purchase price allocation, the Company expensed as in-process research and development $8,882,000 and $17,305,000 in 2002 and 2003, respectively.

Cash, Cash Equivalents, and Short-Term Investments

The Company invests its excess cash in bank deposits, money market accounts, and other marketable securities. The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

All marketable securities have been classified as “available-for-sale” and are carried at estimated market value as determined based upon quoted market prices. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Unrealized gains and losses are included in other comprehensive income (loss) and reported as a separate component of stockholders’ equity (net capital deficiency). Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest on marketable securities is included in interest income.

Concentration of Credit Risk

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent recorded on the balance sheets. The Company believes

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

that it has established guidelines for investment of its excess cash that maintains safety and liquidity through its policies on diversification and investment maturity.

Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, and loans payable. The carrying values of the Company’s financial instruments approximate fair value.

Property and Equipment, Net

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the related assets.

Intangible Assets

Intangible assets consist of amounts representing the value of our relationship with AstraZeneca and an acquired workforce related to the asset acquisition described in Note 3. The intangible assets are being amortized to research and development expense on a straight-line basis over a period of three years from the closing date of the asset acquisition.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss, if recognized, would be based on the excess of the carrying value of the impaired asset over its respective fair value. Impairment, if any, is assessed using discounted cash flows. Through September 30, 2003, there has been no such impairment.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as required by Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Currently, there is no provision for income taxes as the Company has incurred operating losses to date.

Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), Financial Accounting Standards Board Interpretation (“FIN”)

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to employee stock compensation on reported net loss.

The option valuation models used to value the options under SFAS No. 123 were developed for use in estimating the fair value of the traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected price volatility. Because the employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input can materially affect the fair value estimate, in the Company’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.

The Company has elected to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25. The information regarding net loss as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

The following table illustrates the weighted average assumptions for the Black-Scholes model used in determining the fair value of options granted to employees:

	Period from inception (January 5, 2000) through December 31, 2000	Year ended December 31,		Nine months ended September 30,
		2001	2002	2002	2003
				(unaudited)
Dividend yield	—	—	—	—	—
Risk-free interest rate	5.0%	5.0%	3.5%	3.5%	2.9%
Volatility	0.8	0.8	0.8	0.8	0.8
Expected life	5 years	5 years	5 years	5 years	5 years

No employee stock compensation expense is reflected in the Company’s reported net loss in any period prior to December 31, 2002 as all options granted had an exercise price equal to the deemed fair value of the underlying common stock on the date of grant. During the nine months ended September 30, 2003, certain stock options were granted with exercise prices that were below the deemed fair value of the common stock at the date of grant. Deferred stock compensation of

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

$17,011,000 was recorded during the nine months ended September 30, 2003 in accordance with APB Opinion No. 25, and will be amortized straight-line over the related vesting terms of the options. The Company recorded employee stock compensation expense of $644,000 for the nine months ended September 30, 2003.

The expected future amortization expense for deferred compensation as of September 30, 2003 is as follows (in thousands).

2003	$1,201
2004	4,803
2005	4,522
2006	3,671
2007	2,170

$16,367

The table below presents the net loss and basic and diluted net loss per common share if compensation cost for the Company’s stock option plans had been determined based on the fair value method for awards under those plans on the grant or purchase date (in thousands, except per share amounts):

	Period from Inception (January 5, 2000) to December 31, 2000	Year ended December 31,		Nine months ended September 30,		Period from Inception (January 5, 2000) to September 30, 2003
		2001	2002	2002	2003
				(unaudited)
Net loss attributable to common stockholders, as reported	$(3,733)	$(11,359)	$(25,077)	$(11,306)	$(74,174)	$(114,343)
Plus: Employee stock compensation expense based on the intrinsic value method	—	—	—	—	644	644
Less: Employee stock compensation expense determined under the fair value method for all awards	(10)	(51)	(117)	(79)	(968)	(1,146)

Pro forma net loss	$(3,743)	$(11,410)	$(25,194)	$(11,385)	$(74,498)	$(114,845)

Net loss per share:
Basic and diluted, as reported	$(8.93)	$(14.56)	$(23.56)	$(10.55)	$(66.10)

Basic and diluted, pro forma	$(8.95)	$(14.62)	$(23.67)	$(10.62)	$(66.39)

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock compensation arrangements to non-employees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

The following table illustrates the weighted average assumptions for the Black-Scholes model used in determining the fair value of options granted to non-employees:

	Period from inception (January 5, 2000) through December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Nine months ended September 30,
				2002	2003
				(unaudited)
Dividend yield	—	—	—	—	—
Risk-free interest rate	6.0%	4.5%	4.0%	4.0%	3.5%
Volatility	0.8	0.8	0.8	0.8	0.8
Expected life	10 years	10 years	10 years	10 years	10 years

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, requires components of other comprehensive loss, including gains and losses on available-for-sale investments, to be included as part of total comprehensive loss. The Company’s total comprehensive net loss was the same as its net loss for the period from inception (January 5, 2000) through September 30, 2003, and has been disclosed in the statements of stockholders’ equity (net capital deficiency).

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Recent Accounting Pronouncements

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”). FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on the Company’s financial statements.

In December 2002, the Emerging Issues Task Force (“EITF”) issued EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 provides

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires that revenue be allocated amongst the different items based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company’s financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (“FIN No. 46”). This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. As amended, this interpretation applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the adoption of FIN No. 46 to have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial statements.

2.    Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as of January 1, 2002 or date of issuance, if later.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

	Period from inception (January 5, 2000) to December 31, 2000	Years ended December 31,		Nine months ended September 30,
		2001	2002	2002	2003
				(Unaudited)
	(in thousands, except per share data)
Historical
Numerator:
Net loss attributable to common stockholders	$(3,733)	$(11,359)	$(25,077)	$(11,306)	$(74,174)

Denominator:
Weighted-average common shares outstanding	418,101	780,295	1,067,513	1,072,310	1,196,442
Less: Weighted-average unvested common shares subject to repurchase	—	—	(3,024)	(471)	(74,231)

Denominator for basic and diluted net loss per share	418,101	780,295	1,064,489	1,071,839	1,122,211

Basic and diluted net loss per share attributable to common stockholders	$(8.93)	$(14.56)	$(23.56)	$(10.55)	$(66.10)

Pro forma
Net loss attributable to common stockholders (unaudited)			$(25,077)		$(74,174)

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			$(3.99)		$(7.54)

Shares used above:
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			5,216,334		8,709,208

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			6,280,823		9,831,419

Historical outstanding dilutive securities not included in diluted net loss per share calculation
Preferred stock	2,098,741	4,796,510	6,068,641	5,179,753	15,344,817
Options to purchase common stock	139,878	220,910	549,703	476,674	2,220,859
Warrants	—	43,210	51,210	51,210	51,210

	2,238,619	5,060,630	6,669,554	5,707,637	17,616,886

3.    Asset Acquisition

On December 10, 2002 the Company acquired certain intangible assets and in-process research and development from Centaur. As consideration for the assets, the Company issued 3,022,220 shares of its Series D convertible preferred stock, paid $1,250,000 in cash, and incurred $675,000 of acquisition costs. Of the 3,022,220 shares issued as part of the acquisition, 2,133,333 shares were initially held in escrow and subject to certain earn-out conditions, which had not been met as of December 31, 2002. Accordingly, as of December 31, 2002 these shares were treated as contingent consideration. In May 2003, all earn-out conditions related to the asset acquisition were met. Accordingly, the Company removed certain escrow

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

restrictions on the remaining 2,133,333 shares and recorded the additional consideration, including $138,000 of additional acquisition costs incurred in the nine month period ended September 30, 2003.

The Company allocated the purchase price in accordance with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), related to the purchase of a group of assets. SFAS 142 provides that the cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill. The estimated fair value of the Series D convertible preferred stock issued in the transaction, including shares subject to earn-out conditions, was $27,200,000.

The purchase price was determined in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”), and SFAS 142. The initial purchase price recorded in 2002, prior to satisfaction of the earn-out conditions and the additional purchase price recorded in 2003, subsequent to satisfaction of the earn-out conditions, are as follows (in thousands):

	December 31, 2002	September 30, 2003
Calculation of the purchase price:
Issuance of Series D convertible preferred stock	$8,000	$19,200
Cash paid as consideration	1,250	—
Acquisition costs	675	138

Total purchase price	$9,925	$19,338

In accordance with the provisions of SFAS No. 141 and No. 142, all identifiable intangible assets including in-process research and development, were assigned a portion of the purchase price based on their relative estimated fair values. To this end, an independent valuation of the assets acquired was used by management to determine the fair values of the identifiable assets and in-process research and development. The Company has allocated the total cost of the acquisition in 2002 and 2003 as follows (in thousands):

	December 31, 2002	September 30, 2003
Purchase price allocation:
In-process research and development	$8,882	$17,305
Intangible assets acquired:
Milestone and royalty agreement	997	1,944
Workforce	46	89

Total purchase price	$9,925	$19,338

The income approach was used to estimate the fair value of the acquired in-process research and development based on projected cash flows through 2018, and a 40% discount rate. Material cash inflows were projected to begin in 2007.

The income approach was also used to determine the estimated fair value of the corporate collaboration in accordance with EITF 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination, and SFAS No. 141. The income approach considered only the

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

research milestones under the collaboration. Such amounts are being amortized over three years, which represents the estimated life of the collaboration.

The cost approach was used to determine the value of the workforce. The value allocated to the workforce is attributable to three employees hired by the Company from Centaur following the asset acquisition, which eliminated the need to hire replacement employees. The value of the workforce was determined by estimating the cost of assembling a new workforce, including costs of salaries, benefits, training, and recruiting.

4.    License Fees and Commitments

In September 2000, the Company entered into an agreement to license certain patents and technology. Under the terms of this agreement, the Company paid $200,000 up-front for access to the technology and must make four annual maintenance payments of $200,000 each. The Company charged an aggregate amount of $848,000 in the period from inception (January 5, 2000) to December 31, 2000, representing the present value of the payments due pursuant to the agreement discounted using a 9% rate, to research and development expense owing to the early stage of development of the technology; the fact that it had no alternative future use to the Company; and the fact that the Company must make future payments even if the contract is terminated. The Company amortized $55,000, $42,000 and $24,000 of the discount related to this agreement to research and development expense during the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, respectively. At December 31, 2001 and 2002, and September 30, 2003, $600,000, $400,000, and $200,000 remained payable under the agreement and is included in license fees payable on the balance sheets, net of discounts of $94,000, $48,000, and $15,000, respectively.

In May 2001, the Company entered into an agreement to obtain transgenic mice, for use in the Company’s research and development efforts. As consideration, the Company paid a nonrefundable fee of approximately $938,000, which was expensed ratably over the 12-month delivery period of the agreement. The agreement expired and was not renewed during 2002. The Company charged a total of approximately $548,000 and $390,000 to research and development expense related to this agreement during the years ended December 31, 2001 and 2002, respectively. There was no expense related to this agreement for the nine months ended September 30, 2003.

The Company has entered into a variety of other license agreements relating to its research and development efforts, most of which relate to product candidates in the early stage of preclinical development. The Company has two cancelable license agreements which relate to product candidates in clinical trials (Cerovive and REN-213). Under these license agreements, the Company could be required to pay up to a total of $300,000 in milestone payments through product approval and $100,000 annually after product approval. At December 31, 2001 and 2002, and September 30, 2003 $90,000, $651,000, and $350,000, respectively, remains payable under the agreements and is included in license fees payable on the balance sheets.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

5.    Cash, Cash Equivalents and Short-Term Investments

The following is a summary of cash, cash equivalents and short-term investments as of December 31, 2001 and 2002 and September 30, 2003, at estimated fair value, which approximates cost (in thousands):

	Estimated Fair Value
	December 31, 2001	December 31, 2002	September 30, 2003
Cash	$30,795	$1,956	$1,051
Money market funds	—	1,978	3,030
Corporate bonds	—	8,759	3,043
U.S. government securities	—	4,722	43,499

	$30,795	$17,415	$50,623

Reported as:
Cash and cash equivalents	$30,795	$4,669	$48,277
Short-term investments	—	12,746	2,346

	$30,795	$17,415	$50,623

As of December 31, 2002, and September 30, 2003, all investments had maturities of one year or less.

6.    Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,		September 30, 2003
	2001	2002
Computer equipment and software	$1,411	$2,042	$2,461
Laboratory and office equipment	3,736	4,686	6,817
Leasehold improvements	1,634	1,809	431

	6,781	8,537	9,709
Less accumulated depreciation	(907)	(2,247)	(3,496)

Property and equipment, net	$5,874	$6,290	$6,213

Depreciation expense was $860,000, $1,393,000 and $1,249,000 for the years ended December 31, 2001, December 31, 2002 and for the nine months ended September 30, 2003, respectively.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.    Intangible Assets

The components of the Company’s intangible assets at December 31, 2002 and September 30, 2003 are as follows (in thousands):

	Useful Life	December 31, 2002		Net
		Gross Carrying Amount	Accumulated Amortization
Milestone and royalty agreement	3 years	$997	$(28)	$969
Workforce	3 years	46	(1)	45

		$1,043	$(29)	$1,014

	Useful Life	September 30, 2003		Net
		Gross Carrying Amount	Accumulated Amortization
Milestone and royalty agreement	3 years	$2,940	$(563)	$2,377
Workforce	3 years	135	(26)	109

		$3,075	$(589)	$2,486

Amortization expense is included in research and development expense in the accompanying statements of operations. The Company had no intangible assets during 2000, 2001 and the nine months ended September 30, 2002. Amortization expense for intangible assets was $29,000 for the year ended December 31, 2002, $560,000 for the nine months ended September 30, 2003, and $590,000 for the period from inception (January 5, 2000) to September 30, 2003.

The expected future amortization expense for intangible assets as of September 30, 2003 is as follows (in thousands):

Year ending December 31,
2003	$287
2004	1,147
2005	1,052

$2,486

8.    Other Accrued Liabilities

Other accrued liabilities consists of the following (in thousands):

	December 31,		September 30, 2003
	2001	2002
Accrued professional fees	$162	$348	$582
Deferred rent	47	55	190
Accrued research and development	—	—	758
Accrued, other	49	54	108
Early stock option exercise price payable	—	12	516

Other accrued liabilities	$258	$469	$2,154

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

9.    Loan Payable

In April and July 2002, the Company entered into credit facilities that provide up to an aggregate of $2.0 million to finance the purchase of equipment and tenant improvements. Advances made under the credit facilities amounted to approximately $1.4 million at December 31, 2002 and $1.8 million at September 30, 2003, and are payable in monthly installments over a period of 36 months. Interest rates range from 9.12% to 9.75% on the advances, which are secured by the assets financed. In connection with the credit facilities, the Company issued warrants to purchase an aggregate of 8,000 shares of the Company’s Series C convertible preferred stock (see Note 11).

In April and October 2001, the Company entered into credit facilities that provided up to an aggregate of $5.0 million to finance the purchase of equipment and tenant improvements. During 2002 and 2001, the Company borrowed approximately $200,000 and $4.8 million under these credit facilities, payable in monthly installments over a period of 36 months. Interest rates range from 10.96% to 11.97% on the advances, which are secured by the assets financed. In connection with the credit facilities, the Company issued warrants to purchase an aggregate of 43,210 shares of the Company’s Series B convertible preferred stock (see Note 11).

Future principal payments under the equipment loans at September 30, 2003 are as follows (in thousands):

Year ending December 31,
2003	$369
2004	1,814
2005	608
2006	88

Total principal payments required	2,879
Less debt discount	(108)
Less current portion	(1,925)

Noncurrent portion	$846

The carrying amounts of the Company’s equipment loans at September 30, 2003 approximate their fair values, which are estimated using a discounted cash flow analysis based on current incremental borrowing rates.

10.    Operating Leases

The Company leases its laboratory and office facilities under four operating lease arrangements that expire September 2003, June 2004, October 2005 and August 2009.

Rent expense was $335,000 for the period from inception (January 5, 2000) to December 31, 2000, $786,000 for the year ended December 31, 2001, $900,000 for the year ended December 31, 2002, $633,000 for the nine months ended September 30, 2002, $1,098,000 for the nine months ended September 30, 2003 and $3,119,000 for the period from inception (January 5, 2000) to September 30, 2003.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company paid a deposit of $673,000 in connection with one of the leases in fiscal 2000, which is included in restricted cash on the balance sheets at December 31, 2001 and 2002 and September 30, 2003.

Future minimum lease payments under all noncancelable operating leases are as follows (in thousands):

Operating Leases
Year ending December 31,
2003	$422
2004	1,878
2005	1,875
2006	1,755
2007	1,953
and thereafter	3,442

Total minimum payments required	$11,325

11.    Stockholders’ Equity (Net Capital Deficiency)

Convertible Preferred Stock

The authorized, issued, and outstanding shares of convertible preferred stock are as follows (in thousands, except share data):

	December 31, 2001
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	666,670	148,145	$600	$600
Series B	8,972,225	1,950,596	15,800	15,800
Series C	14,500,000	2,697,769	30,301	30,350

	24,138,895	4,796,510	$46,701	$46,750

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

	December 31, 2002
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	666,670	148,145	$600	$600
Series B	8,972,225	1,950,596	15,800	15,800
Series C	14,500,000	3,081,013	34,612	34,662
Series D	14,350,000	888,887	8,000	10,000

	38,488,895	6,068,641	$59,012	$61,062

	September 30, 2003
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	666,670	148,145	$600	$600
Series B	8,972,225	1,950,596	15,800	15,800
Series C	13,900,615	3,081,013	34,612	34,662
Series D	13,600,000	3,022,220	27,200	34,000
Series E	32,142,848	7,142,843	44,679	45,000

	69,282,358	15,344,817	$122,891	$130,062

The preferred stock carrying amount as of December 31, 2001 and 2002 and September 30, 2003 excludes the effects of the fair value of preferred stock warrants issued in connection with the loan payable in the amounts of $294,000, $376,000 and $376,000, respectively.

Each share of Series A, B, C, D, and E convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which each share can be converted. As long as at least 6,666,666 shares of Preferred Stock, subject to adjustment, remain outstanding, the Company is prohibited from taking certain actions without the consent of the holders of at least sixty percent of the then outstanding shares of Preferred Stock, voting together as a separate class. As long as at least 1,555,555 shares of Series E convertible preferred stock, subject to adjustment, remain outstanding, the Company is prohibited from taking certain actions without the consent of the holders of at least 66 2/3% of the then outstanding shares of Series E convertible preferred stock, voting together as a separate class. Series D stockholders are required to vote in the same proportion of the other preferred stockholders with certain exceptions.

Series A, D, and E are convertible at the stockholder’s option at any time into common stock on a one-for-one basis, subject to antidilution. Series B and C are convertible at the stockholder’s option at 1 to 1.099 and 1 to 1.218, respectively. Conversion is automatic upon the closing of an underwritten public offering with aggregate offering proceeds exceeding $35,000,000 and an offering price of at least $12.60 per share (appropriately adjusted for any stock splits, stock dividends, recapitalization, or similar events) or upon agreement of .greater than 60% of the voting power of the outstanding preferred shares and approval of a certain director. The holders of the Series E convertible preferred stock are entitled to receive cumulative dividends at a rate of $0.504 per share per annum, when, as and if declared by the Board of Directors and prior to the payment of any dividend on any other

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Preferred Stock. The dividends begin to accrue, commencing on the issuance date, whether or not earned or declared.

On August 7, 2003, the Company issued 7,142,843 shares of Series E convertible preferred stock at $6.30 per share resulting in net cash proceeds of $44,678,000. The Company recorded a deemed dividend of $43,393,000 associated with this issuance to reflect the value of the beneficial conversion feature embedded in the Series E convertible preferred stock. The deemed dividend increases the net loss attributable to common stockholders in the calculation of basic and diluted net loss per common share for the nine months ended September 30, 2003. The guidelines set forth in EITF Consensus No. 98-5 limit the amount of the deemed dividend to the amount of the proceeds of the related financing.

Holders of Series A, B, C, and D convertible preferred stock are entitled to noncumulative dividends of $0.324, $0.648, $0.90, and $0.90 per share, respectively, if and when declared by the board of directors. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared through September 30, 2003.

In the event of a liquidation or winding up of the Company and before any distribution to holders of Series A, B, C, and D preferred stock, holders of Series E are entitled to a liquidation preference of $6.30 per share plus all unpaid cumulative dividends, whether or not declared. Holders of Series A, B, and C shall have a liquidation preference of $4.05, $8.10, $11.25 per share, respectively, together with any declared but unpaid dividends, over holders of Series D and common shares. After payment of these preferential amounts, the holders of Series D shall have a liquidation preference of $11.25 per share, together with any declared but unpaid dividends, over holders of common shares. After payment of the full liquidation preference of Series A, B, C, D, and E, the remaining assets of the Company shall be distributed among the holders of the preferred and common stock pro rata based on the number of shares of common stock held (assuming conversion of preferred stock). Distributions to the preferred stockholders, including the liquidation preference, are subject to a limit of $12.15, $24.30, $33.75, $33.75, and $18.90 per share of Series A, B, C, D, and E convertible preferred stock, respectively. A change of control or sale of substantially all of the assets of the Company is considered to be a liquidation event.

The Company is prohibited in its ability to pay dividends, other than dividends payable solely in common stock, by the covenants of its loans payable. The restrictions will continue in place until the Company has paid the loans payable in full.

The Company initially recorded the Series A, B, C, D, and E convertible preferred stock at their respective fair values on the dates of issuance, net of applicable issuance costs. In accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities, the Company has elected not to adjust the carrying value of the Series A, B, C, D, and E convertible preferred stock to the redemption value of such shares, since it is uncertain whether or when the redemption events described above will occur. As of September 30, 2003, the redemption value of the Series A, B, C, D, and E convertible preferred stock was $600,000, $15,800,000, $34,662,000, $34,000,000, and $45,000,000, respectively.

Common Stock

Through September 30, 2003, the Company has issued 555,554 shares of its common stock to founders of the Company under restricted stock purchase agreements. Under the terms of the

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

restricted stock purchase agreements, shares purchased generally vest over a three- to four-year period. Unvested shares are subject to repurchase by the Company at the original issuance price. As of September 30, 2003, there were 39,353 shares subject to repurchase.

2000 Incentive Stock Plan

The Company’s 2000 Incentive Stock Plan (the “Plan”) was adopted by the Board of Directors in April 2000. At September 30, 2003, there were 1,207,777 shares of common stock authorized for issuance under the Plan, of which 61,317 shares were available for grant. Pursuant to the Plan, options or stock purchase rights may be granted to employees and consultants of the Company. Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock on the grant date, and nonstatutory options may be granted to employees or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date, as determined by the board of directors. Options become exercisable as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting ratably over the next three years, or  1/48 per month over four years. Options granted under the Plan expire no more than ten years after the date of grant.

The Plan allows for the early exercise of options before they have vested. Shares issued as a result of early exercise are subject to a repurchase option by the Company upon termination of the purchaser’s employment or services at the exercise price paid by the option holder. The repurchase right lapses over a period of time as determined by the board of directors. The Company may exercise its repurchase options within 90 days of such voluntary or involuntary termination.

Stock purchased under stock purchase rights is subject to a repurchase option by the Company upon termination of the purchaser’s employment or services. The repurchase right lapses over a period of time as determined by the board of directors. As of September 30, 2003, no shares had been issued under restricted stock purchase rights pursuant to the Plan.

2003 Incentive Stock Plan

The Company’s 2003 Incentive Stock Plan (the “2003 Plan”) was adopted by the Board of Directors in March 2003. The remaining shares available for grant under the 2000 Incentive Stock Plan were transferred to the 2003 Plan. The Board approved and authorized an additional 1,822,222 shares to be reserved for future grants under the 2003 Plan. Pursuant to the 2003 Plan, options or stock purchase rights may be granted to employees and consultants of the Company. Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock on the grant date, and nonstatutory options may be granted to employees or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date, as determined by the board of directors. Options become exercisable as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting ratably over the next three years, or  1/48 per month over four years. Options granted under the 2003 Plan expire no more than ten years after the date of grant.

The 2003 Plan allows for the early exercise of options before they have vested. Shares issued as a result of early exercise are subject to a repurchase option by the Company upon termination of the purchaser’s employment or services at the exercise price paid by the option holder. The repurchase right lapses over a period of time as determined by the board of directors. The Company may exercise its repurchase options within 90 days of such voluntary or involuntary termination.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of September 30, 2003, there were a total of 583,004 shares subject to repurchase relating to the early exercise of options at a weighted-average exercise price of $1.04 per share.

The Plan allows for the early exercise of options prior to vesting. In accordance with EITF 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 ) (EITF 00-23), stock options granted or modified after March 21, 2002, that are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for an exercise of an option granted after the effective date of the new guidance is considered to be a deposit of the exercise price, and the related dollar amount is recorded as a liability. The shares and liability are only reclassified into equity as the award vests. The Company has appropriately applied the new guidance and recorded a liability on the balance sheets relating to 10,601 and 422,396 of options exercised that are unvested as of December 31, 2002 and September 30, 2003 respectively.

The following table summarizes stock option activity under the stock option plans:

	Shares Available for Grant	Number of Options	Weighted- Average Exercise Price
Balance at inception (January 5, 2000)	—	—	—
Shares authorized	696,666	—	—
Options granted	(302,097)	302,097	$0.39
Options exercised	—	(162,219)	$0.05

Balance at December 31, 2000	394,569	139,878	$0.79
Shares authorized	222,222	—	—
Options granted	(449,666)	449,666	$0.81
Options canceled	14,860	(14,860)	$0.63
Shares repurchased	6,782	—	$0.05
Options exercised	—	(353,774)	$0.81

Balance at December 31, 2001	188,767	220,910	$0.81
Shares authorized	288,888	—	—
Options granted	(383,444)	383,444	$1.12
Options canceled	35,269	(35,269)	$0.99
Shares repurchased	36,040	—	$0.69
Options exercised	—	(19,382)	$0.98

Balance at December 31, 2002	165,520	549,703	$1.01
Shares authorized	1,822,222	—	—
Options granted	(1,932,900)	1,932,900	$2.48
Options canceled	37,890	(37,890)	$1.08
Shares repurchased	31,766	—	$0.73
Options exercised	—	(223,854)	$1.02

Balance at September 30, 2003	124,498	2,220,859	$2.29

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

There were 220,910, 549,703 and 2,220,859 options exercisable at December 31, 2001 and 2002 and September 30, 2003, with a weighted-average exercise price of $0.81, $1.01 and $2.29 per share, respectively. The weighted-average remaining contractual life of exercisable options at September 30, 2003 was 9.64 years. As of September 30, 2003, the range of exercise prices for options outstanding was $0.81 to $4.50.

	December 31, 2002
	Options Outstanding			Options Vested
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Vested	Weighted- Average Exercise Price
$0.81 — $1.13	549,703	9.2 years	$1.01	75,834	$0.94

	September 30, 2003
	Options Outstanding			Options Vested
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Vested	Weighted- Average Exercise Price
$0.81 — $4.50	2,220,859	9.6 years	$2.29	133,474	$0.98

The weighted average fair value of options granted during the year ended December 31, 2002 and the nine months ended September 30, 2003 were $0.77 and $11.30 per share, respectively. All options granted in 2003 were below the deemed fair value of the Company’s common stock at the date of grant.

During the years ended December 31, 2001 and 2002 and September 30, 2003, the Company granted options to purchase 94,218, 54,441 and 85,152 shares of common stock to consultants at a weighted-average exercise price of $0.81, $1.13, and $1.68 per share, respectively. These options generally vest over a four-year period. The related compensation expense, calculated in accordance with EITF 96-18 and recorded by the Company, was $35,000, $54,000 and $758,000 in 2001, 2002 and 2003, respectively.

Warrants

In April and October 2001, in connection with an equipment loan agreement, the Company issued warrants to purchase an aggregate of 43,210 shares of the Company’s Series B convertible preferred stock at an exercise price of $8.10 per share. The warrants are exercisable until the earliest of the following dates: 10 years from the date of issuance or the seventh anniversary of the Company’s initial public offering. The fair value of the warrants, determined to be $294,000 using the Black-Scholes method, was recorded by the Company as an increase to convertible preferred stock and a debt discount of the related debt. The debt discount is being accreted to interest expense over the term of the debt. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4.5%, a life of ten years, no dividend yield, and a volatility factor of 0.8. As of September 30, 2003, these warrants have not been exercised.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

In April 2002, in connection with an equipment loan agreement, the Company issued warrants to purchase 8,000 shares of the Company’s Series C convertible preferred stock at an exercise price of $11.25 per share. The warrants are exercisable for the longer of 10 years from the issuance date or the seventh anniversary of the Company’s initial public offering. The relative fair value of the warrants was estimated using the Black-Scholes method and was determined to be $82,000. The Company recorded this amount as an increase to convertible preferred stock and as a debt discount to the related debt. The debt discount is being accreted to interest expense over the term of the debt. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 3.95%, a life of ten years, no dividend yield, and a volatility factor of 1.0. As of September 30, 2003, these warrants have not been exercised.

The 2001 and 2002 warrants for 51,210 shares of preferred stock will convert to 57,222 shares upon the conversion to common stock.

Reserved Shares

At December 31, 2002 and September 30, 2003, the Company had reserved shares of common stock for future issuances as follows:

	December 31, 2002	September 30, 2003
Convertible preferred stock	8,201,974	16,208,583
2000 and 2003 Incentive Stock Plans	715,223	2,345,357
Warrants	51,210	57,222

	8,968,407	18,611,162

Deferred Stock Compensation

In connection with the grant of certain stock options to employees during the nine months ended September 30, 2003, the Company recorded total deferred stock compensation within stockholders’ equity (net capital deficiency) of $17,011,348, representing the difference between the deemed fair value of the common stock and the option exercise price at the date of grant. Such amount will be amortized over the vesting period of the applicable options on a straight-line basis. The Company recorded employee stock compensation expense in the statement of operations of $644,000 of which $474,000 related to research and development activities and $170,000 related to general and administrative activities.

RENOVIS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

12.    Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31, 2002	September 30, 2003
Deferred tax assets:
Federal and state net operating losses	$5,310	$6,722
Federal and state research credits	1,174	1,749
Capitalized research	2,208	5,958
Capitalized start-up costs	4,244	3,607
Other	1,002	1,471

Total deferred tax assets	13,938	19,507
Deferred tax liability:
Acquired intangibles	(413)	(1,013)
Valuation allowance	(13,525)	(18,494)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The Valuation Allowance increased by $4,969,000, $7,125,000 and $4,800,000 for the periods ended September 2003 and December 2002 and 2001, respectively.

As of September 30, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $16,495,000 which expire in the years of 2020 to 2023 and federal research and development tax credits of approximately $1,040,000 which expire in the years of 2020 to 2023. The Company also has state net operating loss carryforward of approximately $16,493,000 which expire beginning in 2008 and state research and development tax credits of approximately $1,091,000 which have no expiration date.

Utilization of the Company’s net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

13.    Subsequent Events

In October 2003, the Company adopted its 2003 Stock Plan and an employee stock purchase plan, both of which will become effective concurrently with the initial public offering.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                         , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

5,500,000 Shares

Renovis, Inc.

Common Stock

Goldman, Sachs & Co.

CIBC World Markets

Piper Jaffray

SG Cowen

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee	$ 7,675
NASD filing fee	9,988
Nasdaq National Market application fee	100,000
Blue sky qualification fees and expenses	0
Printing and engraving expenses	250,000
Legal fees and expenses	700,000
Accounting fees and expenses	500,000
Transfer agent and registrar fees	35,000
Miscellaneous expenses	49,337

Total	$1,652,000

Item 14.    Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding — other than an action by or in the right of the Registrant — by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s bylaws, attached as Exhibit 3.2 hereto, provide that the Registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law. In addition, the Registrant has entered into separate indemnification agreements, attached as Exhibit 10.1 hereto, with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service, other than liabilities arising from willful misconduct of a culpable nature. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

(a)    During the past three years, the Registrant has issued and sold the following unregistered securities:

(1)    In January 2001, in connection with certain license agreements, the Registrant issued 20,000 shares of common stock to The Regents of the University of California. These shares will be combined into 4,444 shares of common stock upon the 1-for-4.5 reverse stock split. This transaction was effected in reliance on Section 4(2) under the Securities Act.

(2)    In April 2001 and October 2001, in connection with an equipment leasing transaction, the Registrant issued warrants to purchase an aggregate of 194,446 shares of Series B preferred stock at an exercise price of $1.80 per share to GATX Ventures, Inc. and TBCC Funding Trust II for aggregate consideration of $350,003. Following the 1-for-4.5 reverse stock split and automatic conversion of the outstanding shares of preferred stock into common stock upon the consummation of this offering, these warrants will become exercisable for an aggregate of 47,482 shares of common stock at an exercise price of $7.37 per share for aggregate consideration of $349,942. This transaction was effected in reliance on Section 4(2) under the Securities Act.

(3)    In October 2001, in connection with a consulting services agreement, the Registrant issued 5,000 shares of common stock to Dr. Charles Cohen. These shares will be combined into 1,111 shares of common stock upon the 1-for-4.5 reverse stock split. This transaction was effected in reliance on Section 4(2) under the Securities Act.

(4)    In December 2001 and January 2002, the Registrant issued and sold an aggregate of 13,864,615 shares of Series C preferred stock to entities affiliated with HBM BioVentures, Venrock Associates, Skyline Ventures, Alta Partners, Flagship Ventures, DeNovo Ventures, Yasuda Enterprise Development Co., Ltd., Biomedicine L.P., BioVeda Capital, Vertex Venture Holdings, Priceworth Investments Limited and other accredited investors and certain existing stockholders at a per share price of $2.50 per share for aggregate consideration of $34,661,538. These shares will convert into 3,751,857 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split. This transaction was effected in reliance on Rule 506 of Regulation D under the Securities Act.

(5)    In July 2002, in connection with an equipment leasing transaction, the Registrant issued a warrant to purchase an aggregate of 36,000 shares of Series C preferred stock at an exercise price of $2.50 per share to GATX Ventures, Inc. and TBCC Funding Trust II for aggregate consideration of $90,000. Following the 1-for-4.5 reverse stock split and automatic conversion of the outstanding shares of preferred stock into common stock upon the consummation of this offering, these warrants will become exercisable for an aggregate of 9,740 shares of common stock at an exercise price of $9.24 per share for aggregate consideration of $89,998. This transaction was effected in reliance on Section 4(2) under the Securities Act.

(6)    In June 2002, in connection with a license agreement, the Registrant issued 23,250 shares of common stock to AGY Therapeutics, Inc. These shares will be combined into 5,166 shares of common stock upon the 1-for-4.5 reverse stock split. This transaction was effected in reliance on Section 4(2) under the Securities Act.

(7)    In November 2002, in connection with a license agreement, the Registrant issued 90,000 shares of common stock to The Regents of the University of California. These shares will be combined into 20,000 shares of common stock upon the 1-for-4.5 reverse stock split. This transaction was effected in reliance on Section 4(2) under the Securities Act.

(8)    In December 2002, in connection with the purchase of substantially all of the assets of Centaur Pharmaceuticals, Inc., the Registrant issued an aggregate of 13,600,000 shares of Series D preferred stock to CentPharm, LLC (successor in interest to Centaur Pharmaceuticals, Inc.) and Embassy & Co. as escrow agent for the shares of Series D preferred stock held in escrow. These shares will convert into 2,933,332 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split. This transaction was effected in reliance on Section 3(a)(10) under the Securities Act.

(9)    In December 2002, in connection with a license agreement, the Registrant issued 60,000 shares of common stock to The Regents of the University of California. These shares will be combined into 13,333 shares of common stock upon the 1-for-4.5 reverse stock split. This transaction was effected in reliance on Section 4(2) under the Securities Act.

(10)    In August 2003, the Registrant issued and sold an aggregate of 32,142,848 shares of Series E preferred stock to entities affiliated with Easton Hunt Capital Partners, L.P., HealthCap Venture Capital, OFCO Club, Invus Group, CDIB Bioscience, Singapore Bio-Innovations Pte. Ltd., Hitachi – CSK Internet Business Fund, Orix, Mizuho Capital, MDS Capital, Temasek Holdings, HBM BioVentures, Venrock Associates, Skyline Ventures, Alta Partners, Flagship Ventures, DeNovo Ventures, Yasuda Enterprise Development Co., Ltd., Biomedicine L.P., BioVeda Capital and other accredited investors and certain existing stockholders at a per share price of $1.40 for aggregate consideration of $44,999,987. These shares will convert into 7,142,855 shares of common stock upon the consummation of this offering, as adjusted to reflect the 1-for-4.5 reverse stock split. This transaction was effected in reliance on Regulation S, Rule 506 of Regulation D and Section 4(2) of the Securities Act.

(11)    During the three-year period ending on January 1, 2004, the Registrant has granted stock bonus awards and options to purchase shares of common stock to employees, directors and consultants under our 2000 Equity Incentive Plan and 2003 Equity Incentive Plan at exercise prices ranging from $0.18 to $1.20 per share. Of the options granted, 8,107,215 remain outstanding, 5,471,918 shares of common stock have been issued pursuant to stock bonus awards and option exercises and 447,887 shares have been cancelled and returned to the shares available for issuance under our 2003 Equity Incentive Plan. As adjusted to reflect the 1-for-4.5 reverse stock split, of the options granted, 1,801,532 remain outstanding, 1,215,881 shares of common stock have been issued pursuant to stock bonus awards and option exercises and 99,515 shares have been cancelled and returned to the shares available for issuance under our 2003 Equity Incentive Plan. These transactions were effected under Rule 701 under the Securities Act and, in the case of certain consultants, Section 4(2) under the Securities Act.

The issuances described in Items 15(a)(1) through 15(a)(8) and 15(a)(10) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The issuances described in Item 15(a)(9) were deemed exempt from registration in reliance on Section 3(a)(10) of the Securities Act as transactions approved by a governmental authority. The issuances described in Item 15(a)(10) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering and Regulation S under the Securities Act as transactions made outside the United States. The issuances described in Item 15(a)(11) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) and Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibits.

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of the Registrant to be in effect upon completion of the offering.

3.2†	Amended and Restated Bylaws of the Registrant to be in effect upon completion of the offering.

4.1*	Specimen Common Stock Certificate.

4.2†	Amended and Restated Investor Rights Agreement, dated as of August 7, 2003, by and among the Registrant and holders of the Registrant’s preferred stock.

4.3†	Equipment Loan and Security Agreement, dated as of April 27, 2001, with GATX Ventures, Inc. and Transamerica Commercial Finance Corporation.

4.4†	Warrant for the purchase of shares of Series B Preferred Stock, dated April 27, 2001, issued by the Registrant to GATX Ventures, Inc.

4.5†	Warrant for the purchase of shares of Series B Preferred Stock, dated April 27, 2001, issued by the Registrant to TBCC Funding Trust II.

4.6†	Equipment Loan and Security Agreement, dated October 10, 2001, with GATX Ventures, Inc.

4.7†	Warrant for the purchase of shares of Series B Preferred Stock, dated October 10, 2001, issued by the Registrant to GATX Ventures, Inc.

4.8†	Equipment Loan and Security Agreement, dated July 24, 2002, with GATX Ventures, Inc. and Transamerica Commercial Finance Corporation.

Exhibit Number	Description of Document

4.9†	Warrant for the purchase of shares of Series C Preferred Stock, dated July 24, 2002, issued by the Registrant to GATX Ventures, Inc.

4.10†	Warrant for the purchase of shares of Series C Preferred Stock, dated July 24, 2002, issued by the Registrant to TBCC Funding Trust II.

5.1†	Opinion of Latham & Watkins LLP.

10.1†	Form of Indemnity Agreement between the Registrant and each officer and director.

10.2†	2003 Stock Plan.

10.3†	Amended and Restated 2003 Equity Incentive Plan.

10.4†	2000 Equity Incentive Plan.

10.5	Employee Stock Purchase Plan.

10.6†	Employment Agreement, dated as of June 7, 2000, by and between the Registrant and Tito A. Serafini, Ph.D.

10.7†	Amendment to Employment Agreement, dated as of May 1, 2003, by and between the Registrant and Tito A. Serafini, Ph.D.

10.8†	Employment Agreement, dated as of June 8, 2001, by and between the Registrant and Corey S. Goodman, Ph.D.

10.9†	Amendment to Employment Agreement, dated as of May 1, 2003, by and between the Registrant and Corey S. Goodman, Ph.D.

10.10†	Employment Agreement, dated as of July 23, 2002, by and between the Registrant and John C. Doyle.

10.11†	Amendment to Employment Agreement, dated as of May 1, 2003, by and between the Registrant and John C. Doyle.

10.12†	Separation Agreement, dated as of February 3, 2003, by and between the Registrant and Lynne Zydowsky, Ph.D.

10.13†(1)	License Agreement, dated as of July 15, 1992, by and among Centaur Pharmaceuticals, Inc., the Oklahoma Medical Research Foundation and the University of Kentucky Research Foundation.

10.14†(1)

First Amendment to License Agreement, dated as of June 29, 1995, by and among Centaur Pharmaceuticals, Inc., the Oklahoma Medical Research Foundation and the University of Kentucky Research Foundation.

10.15†(1)	License Agreement, dated as of January 1, 1998, by and between Centaur Pharmaceuticals, Inc. and the Oklahoma Medical Research Foundation.

10.16†(1)	Development, License and Marketing Agreement, dated as of June 26, 1995, by and between Centaur Pharmaceuticals, Inc. and Astra AB.

10.17†	Amendment to Development, License and Marketing Agreement, dated as of July 8, 1997, by and between Centaur Pharmaceuticals, Inc. and Astra AB.

10.18†	Amendment to Development, License and Marketing Agreement, dated as of October 7, 1997, by and between Centaur Pharmaceuticals, Inc. and Astra AB.

10.19†(1)	Third Amendment to Development, License and Marketing Agreement, dated as of June 18, 2002, by and between Centaur Pharmaceuticals, Inc. and Astra AB.

10.20†(1)	Supply Agreement, dated as of June 26, 1995, by and between Centaur Pharmaceuticals, Inc. and Astra AB.

10.21†(1)	Amendment to Supply Agreement, dated June 18, 2002, by and between Centaur Pharmaceuticals, Inc. and AstraZeneca AB.

Exhibit Number	Description of Document

10.22†(1)	License Agreement, dated as of January 15, 1998, by and between Centaur Pharmaceuticals, Inc. and Cutanix Corporation.

10.23†	Amendment No. 1 to License Agreement, dated as of June 18, 1998, by and between Centaur Pharmaceuticals, Inc. and Cutanix Corporation.

10.24†(1)	Second Amendment to License Agreement and Termination of Services and Supply Agreement, dated as of September 13, 2002, by and between Centaur Pharmaceuticals, Inc. and Cutanix Corporation.

10.25†(1)	Patent License and Research Collaboration Agreement, dated July 15, 2003, by and between the Company and Merck & Co., Inc.

10.26†(1)	License Agreement, dated December 27, 2002, by and between the Company and The Regents of the University of California.

10.27†(1)	Sublease, dated August 5, 2003, by and between the Company and Tularik Inc.

10.28†	Net Lease, dated September 27, 2000, by and between the Registrant and Utah Partners.

10.29†	First Amendment to Separation Agreement, dated as of October 22, 2003, by and between the Registrant and Dr. Lynne Zydowsky, Ph.D.

10.30†	Asset Purchase Agreement, dated as of July 26, 2003, by and between the Registrant and Centaur Pharmaceuticals, Inc.

10.31†	Amendment to Asset Purchase Agreement, dated as of October 23, 2002, by and between the Registrant and Centaur Pharmaceuticals, Inc.

10.32†	Sublease, dated October 31, 2003, by and between the Registrant and KAI Pharmaceuticals, Inc.

10.33†	Employment Agreement, dated as of November 15, 2002, by and between the Registrant and F. Jacob Huff, M.D.

10.34†	Amendment to the Offer to F. Jacob Huff, M.D., dated as of November 21, 2002, by and between the Registrant and F. Jacob Huff, M.D.

10.35†	Amendment to Employment Agreement, dated as of May 1, 2003, by and between the Registrant and F. Jacob Huff, M.D.

10.36†	Employment Agreement, dated as of November 15, 2002, by and between the Registrant and Michael G. Kelly, Ph.D.

10.37†	Amendment to Employment Agreement, dated as of May 1, 2003, by and between the Registrant and Michael G. Kelly, Ph.D.

10.38†(1)	Collaborative Research, Development and License Agreement, dated as of December 31, 2003, by and between the Registrant and Genentech, Inc.

10.39†(1)	License Agreement, dated as of June 1, 2001, by and between the Registrant and The Regents of the University of California.

10.40†(1)	First Amendment to License Agreement, dated as of December 15, 2002, by and between the Registrant and The Regents of the University of California.

10.41†	Second Amendment to License Agreement, dated as of December 23, 2003, by and between the Registrant and The Regents of the University of California.

10.42†(1)	License Agreement, dated as of November 25, 2002, by and between the Registrant and The Regents of the University of California.

10.43†(1)	First Amendment to License Agreement, dated as of December 22, 2003, by and between the Registrant and The Regents of the University of California.

23.1	Consent of Ernst & Young LLP, independent auditors.

Exhibit Number	Description of Document

23.2†	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Previously filed.
(1)	Pursuant to a request for confidential treatment, portions of the Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.

Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities—other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding—is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in South San Francisco, California, on January 29, 2004.

RENOVIS, INC.

By:	/s/ Corey S. Goodman, Ph.D.
Corey S. Goodman, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Corey S. Goodman, Ph.D. Corey S. Goodman, Ph.D.	Director, President and Chief Executive Officer (Principal Executive Officer)	January 29, 2004

/s/ John C. Doyle John C. Doyle	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	January 29, 2004

* Michael J. Callaghan	Director	January 29, 2004

* Farah Champsi	Director	January 29, 2004

* Nancy M. Crowell	Director	January 29, 2004

* Anthony B. Evnin, Ph.D.	Director	January 29, 2004

* John H. Friedman	Director	January 29, 2004

* Yasunori Kaneko, M.D.	Director	January 29, 2004

* Edward E. Penhoet, Ph.D.	Director	January 29, 2004

* Edward M. Scolnick, M.D.	Director	January 29, 2004

* John P. Walker	Director	January 29, 2004

*By:	/s/ Corey S. Goodman, Ph.D.
Corey S. Goodman, Ph.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of the Registrant to be in effect upon completion of the offering.

3.2†	Amended and Restated Bylaws of the Registrant to be in effect upon completion of the offering.

4.1*	Specimen Common Stock Certificate.

4.2†	Amended and Restated Investor Rights Agreement, dated as of August 7, 2003, by and among the Registrant and holders of the Registrant’s preferred stock.

4.3†	Equipment Loan and Security Agreement, dated as of April 27, 2001, with GATX Ventures, Inc. and Transamerica Commercial Finance Corporation.

4.4†	Warrant for the purchase of shares of Series B Preferred Stock, dated April 27, 2001, issued by the Registrant to GATX Ventures, Inc.

4.5†	Warrant for the purchase of shares of Series B Preferred Stock, dated April 27, 2001, issued by the Registrant to TBCC Funding Trust II.

4.6†	Equipment Loan and Security Agreement, dated October 10, 2001, with GATX Ventures, Inc.

4.7†	Warrant for the purchase of shares of Series B Preferred Stock, dated October 10, 2001, issued by the Registrant to GATX Ventures, Inc.

4.8†	Equipment Loan and Security Agreement, dated July 24, 2002, with GATX Ventures, Inc. and Transamerica Commercial Finance Corporation.

4.9†	Warrant for the purchase of shares of Series C Preferred Stock, dated July 24, 2002, issued by the Registrant to GATX Ventures, Inc.

4.10†	Warrant for the purchase of shares of Series C Preferred Stock, dated July 24, 2002, issued by the Registrant to TBCC Funding Trust II.

5.1†	Opinion of Latham & Watkins LLP.

10.1†	Form of Indemnity Agreement between the Registrant and each officer and director.

10.2†	2003 Stock Plan.

10.3†	Amended and Restated 2003 Equity Incentive Plan.

10.4†	2000 Equity Incentive Plan.

10.5	Employee Stock Purchase Plan.

10.6†	Employment Agreement, dated as of June 7, 2000, by and between the Registrant and Tito A. Serafini, Ph.D.

10.7†	Amendment to Employment Agreement, dated as of May 1, 2003, by and between the Registrant and Tito A. Serafini, Ph.D.

10.8†	Employment Agreement, dated as of June 8, 2001, by and between the Registrant and Corey S. Goodman, Ph.D.

10.9†	Amendment to Employment Agreement, dated as of May 1, 2003, by and between the Registrant and Corey S. Goodman, Ph.D.

10.10†	Employment Agreement, dated as of July 23, 2002, by and between the Registrant and John C. Doyle.

10.11†	Amendment to Employment Agreement, dated as of May 1, 2003, by and between the Registrant and John C. Doyle.

10.12†	Separation Agreement, dated as of February 3, 2003, by and between the Registrant and Lynne Zydowsky, Ph.D.

10.13†(1)	License Agreement, dated as of July 15, 1992, by and among Centaur Pharmaceuticals, Inc., the Oklahoma Medical Research Foundation and the University of Kentucky Research Foundation.

Exhibit Number	Description of Document

10.14†(1)

First Amendment to License Agreement, dated as of June 29, 1995, by and among Centaur Pharmaceuticals, Inc., the Oklahoma Medical Research Foundation and the University of Kentucky Research Foundation.

10.15†(1)	License Agreement, dated as of January 1, 1998, by and between Centaur Pharmaceuticals, Inc. and the Oklahoma Medical Research Foundation.

10.16†(1)	Development, License and Marketing Agreement, dated as of June 26, 1995, by and between Centaur Pharmaceuticals, Inc. and Astra AB.

10.17†	Amendment to Development, License and Marketing Agreement, dated as of July 8, 1997, by and between Centaur Pharmaceuticals, Inc. and Astra AB.

10.18†	Amendment to Development, License and Marketing Agreement, dated as of October 7, 1997, by and between Centaur Pharmaceuticals, Inc. and Astra AB.

10.19†(1)	Third Amendment to Development, License and Marketing Agreement, dated as of June 18, 2002, by and between Centaur Pharmaceuticals, Inc. and Astra AB.

10.20†(1)	Supply Agreement, dated as of June 26, 1995, by and between Centaur Pharmaceuticals, Inc. and Astra AB.

10.21†(1)	Amendment to Supply Agreement, dated June 18, 2002, by and between Centaur Pharmaceuticals, Inc. and AstraZeneca AB.

10.22†(1)	License Agreement, dated as of January 15, 1998, by and between Centaur Pharmaceuticals, Inc. and Cutanix Corporation.

10.23†	Amendment No. 1 to License Agreement, dated as of June 18, 1998, by and between Centaur Pharmaceuticals, Inc. and Cutanix Corporation.

10.24†(1)	Second Amendment to License Agreement and Termination of Services and Supply Agreement, dated as of September 13, 2002, by and between Centaur Pharmaceuticals, Inc. and Cutanix Corporation.

10.25†(1)	Patent License and Research Collaboration Agreement, dated July 15, 2003, by and between the Company and Merck & Co., Inc.

10.26†(1)	License Agreement, dated December 27, 2002, by and between the Company and The Regents of the University of California.

10.27†(1)	Sublease, dated August 5, 2003, by and between the Company and Tularik Inc.

10.28†	Net Lease, dated September 27, 2000, by and between the Registrant and Utah Partners.

10.29†	First Amendment to Separation Agreement, dated as of October 22, 2003, by and between the Registrant and Dr. Lynne Zydowsky, Ph.D.

10.30†	Asset Purchase Agreement, dated as of July 26, 2003, by and between the Registrant and Centaur Pharmaceuticals, Inc.

10.31†	Amendment to Asset Purchase Agreement, dated as of October 23, 2002, by and between the Registrant and Centaur Pharmaceuticals, Inc.

10.32†	Sublease, dated October 31, 2003, by and between the Registrant and KAI Pharmaceuticals, Inc.

10.33†	Employment Agreement, dated as of November 15, 2002, by and between the Registrant and F. Jacob Huff, M.D.

10.34†	Amendment to the Offer to F. Jacob Huff, M.D., dated as of November 21, 2002, by and between the Registrant and F. Jacob Huff, M.D.

10.35†	Amendment to Employment Agreement, dated as of May 1, 2003, by and between the Registrant and F. Jacob Huff, M.D.

10.36†	Employment Agreement, dated as of November 15, 2002, by and between the Registrant and Michael G. Kelly, Ph.D.

10.37†	Amendment to Employment Agreement, dated as of May 1, 2003, by and between the Registrant and Michael G. Kelly, Ph.D.

Exhibit Number	Description of Document

10.38†(1)	Collaborative Research, Development and License Agreement, dated as of December 31, 2003, by and between the Registrant and Genentech, Inc.

10.39†(1)	License Agreement, dated as of June 1, 2001, by and between the Registrant and The Regents of the University of California.

10.40†(1)	First Amendment to License Agreement, dated as of December 15, 2002, by and between the Registrant and The Regents of the University of California.

10.41†	Second Amendment to License Agreement, dated as of December 23, 2003, by and between the Registrant and The Regents of the University of California.

10.42†(1)	License Agreement, dated as of November 25, 2002, by and between the Registrant and The Regents of the University of California.

10.43†(1)	First Amendment to License Agreement, dated as of December 22, 2003, by and between the Registrant and The Regents of the University of California.

23.1	Consent of Ernst & Young LLP, independent auditors.

23.2†	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Previously filed.

(1)	Pursuant to a request for confidential treatment, portions of the Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.